U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                              QUOTEMEDIA.COM, INC.
                              --------------------
                 (Name of Small Business Issuer in its charter)


               Nevada                                           91-2008633
               ------                                           ----------
   (State or other jurisdiction of                           (I.R.S. Employer
    incorporation or organization)                           Identification No.)


     11100 NE 8th Street, Suite 300
         Bellevue, Washington                                      98004
         --------------------                                      -----
(Address of principal executive offices)                         (Zip code)

Issuer's telephone number: (415) 451-1604
                           --------------

       Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                  ------------
                                (Title of Class)









                    Page One of One Hundred Eighty Four Pages
                  Exhibit Index is Located at Page Sixty Seven



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                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PART I

Item 1.   Description of Business  . . . . . . . . . . . . . . . . . . . .    3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . . . . . . . . .   17

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . .   25

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . . . . . . . . .   26

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . . . .   27

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . .   29

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . . . . . . . . .   33

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . .   35

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . . . . . . . . .   35

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . .   37

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . .   38

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . .   38

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . .   41

PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . . . . . .   42

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . .   67

Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . . . .   70

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                                     PART I

Item 1.  Description of Business

     The Company was incorporated in the state of Nevada on June 29, 1992, under the name "Genetic Futures, Inc." Since its inception, the Company has undertaken to implement numerous business plans and, in relation to such various businesses, has been known under many different names, including (in order) Physician's Cybernetic Systems, Inc., Videocom International, Inc., Canadian Tasty Fries, Inc., International Tasty Fries, Inc., Filtered Souls Entertainment, Inc., Skyline Entertainment, Inc. and, finally, its current name, QuoteMedia.com, Inc. (the "Company" or "QMI"). As of the date of this registration statement, the Company's principal business purpose is an Internet technology company specializing in the collection, aggregation and delivery of "delayed" and "real-time" financial data and complementary content via the Internet. The Company utilizes existing browser based technology, as well as unique and proprietary Java based analytic tools and components, to deliver information to the user's desktop. The Company also intends to license and develop light weight, sophisticated and reliable on-line trading technologies.

     The Company is a development stage company which intends to engage in the on-line financial services market through what management considers to be a unique subscriber aggregation strategy. The strategy focuses on private labeling the Company's turnkey Internet products to established web portals, brokerage and other financial services firms which management believes currently offer no or inadequate on-line financial information and trading tools. QMI's systems allow existing web portals and brokerage firms to offer premium investment information and services to their clients via the Internet. Investors can monitor investments through the Company's customizable portfolio tracker, research investment opportunities, watch live video and execute trades, all within their browser. The private label model allows QMI to take advantage of existing brand recognition and loyalties already established between the firms and their clients.

     In November 1998, pursuant to the affirmative vote of the Company's Board of Directors and a majority of the Company's issued and outstanding common stockholders, the Company undertook a "reverse split" of its issued and outstanding common stock, whereby 20 shares of common stock then issued and outstanding were exchanged for one (1) share of the Company's common stock. For purposes herein, all references to the Company's issued and outstanding common stock reflect this reverse stock split.

HISTORY OF BUSINESS

     The Company's current business was acquired in July 1999 as a result of a merger between the Company and QuoteMedia.com, Inc., a

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Colorado  corporation  ("Old  QMI").  Pursuant to a  definitive  agreement,  the
Company issued an aggregate of 11,000,000 shares of its common stock in exchange for all of the issued and outstanding securities of Old QMI. As a result of this transaction, Old QMI did not survive this transaction and the Company changed its name to QuoteMedia.com, Inc. Mr. R. Keith Guelpa also joined the Company as President, Treasurer and a director. With the exception of Mr. Ian Lambert, the balance of the Company's officers and directors resigned their respective positions with the Company. Mr. Lambert has remained as Secretary and a director of the Company.

     Subsequent to the closing of the transaction with Old QMI, in August 1999, the Company undertook a private offering of its securities pursuant to the exemption from registration provided by Rule 505 of Regulation D and Regulation S, each promulgated under the Securities Act of 1933, as amended (the "33 Act"). In this offering, the Company sold 1,540,669 shares of common stock at an offering price of $.75 per share and the Company received net proceeds of approximately $1,155,000 therefrom. The principal reason for this offering was to provide initial funding to allow the implementation of the Company's current business plan. The Company's common stock was sold to one US resident who was an accredited investor (as that term is defined under the 33 Act), and seven (7) non-US residents.

     In October 1998 through March 1999, the Company was a party to a series of agreements with Skyline Records, Inc., a privately held British Columbia, Canada corporation ("SRI"), engaged in music production and distribution and the exclusive owner of certain rights to produce and distribute albums for five individual artists, collectively known as Filtered Souls. On October 6, 1998, the Company reached an agreement with SRI to acquire a fifty percent (50%) interest in the net revenues derived from the independent, national, international and Internet distribution and sales in the initial Filtered Souls album to be produced and distributed by SRI. The purchase price payable by the Company to SRI for the interests was originally $1,000,000 (US) and issuance by the Company of 1,250,000 "restricted" shares of its Common Stock. The aforesaid funds were payable over a period of time when the costs associated with the production and distribution of the music were incurred by SRI. However, this agreement was subsequently amended in July 1999, by which time the Company had tendered $500,000 of the original $1 million due. The amendment to the SRI agreement provided for (i) a waiver of any and all additional cash contributions due SRI by the Company; (ii) the issuance by the Company of an additional 1,250,000 shares to SRI; and (iii) the payment to the Company by SRI of up to $3 million out of the net revenues derived by SRI from album sales. To date, the Company has not received any funds from SRI, but management remains hopeful that revenues will be received from SRI in the future. Based upon representations made to the Company by management of

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SRI, it is anticipated that SRI will begin generating revenues from the sale and distribution of its album sales in late spring of the year 2000. However, there can be no assurances that SRI will generate profits from this endeavor within the time parameters estimated herein, or at all.

     Prior to engaging in the transaction with SRI, the Company had obtained the distribution rights in various countries in Europe to market and distribute a french fry vending machine which allegedly was to produce a "fat free" french fry. The Company acquired these rights in 1995 from Tasty Fries, Inc., a Delaware corporation ("TFI") in exchange for a cash payment of $800,000. In addition to the distribution rights, the Company also received 10 million shares of TFI "restricted" common stock. TFI subsequently undertook a reverse split of its common stock on a 20 for 1 basis. To date, the Company has sold some of the TFI shares, recovering a nominal amount of its initial investment. However, the Company has retained the European rights originally acquired.

     The principal problem with the aforesaid business was that TFI has been unable to deliver a machine which can meet the representations made by TFI relating to the fat free nature of the potato end product. However, management continues to remain in contact with TFI and it has been represented that the machine may become available in the Spring of 2000. No assurances can be provided that this will occur. In the event the french fry vending machine is successfully produced, management will consider selling these rights either to a third party, or back to TFI. No discussions in this regard have occurred as of the date of this registration statement and none are expected until the viability of the machine is confirmed.

     Because the Company was relatively dormant after the SRI transaction, the then management began seeking out other business opportunities in order to enhance shareholder value. As a result, the Company identified and consummated the transaction with Old QMI described above.

CURRENT BUSINESS ACTIVITIES

     The Company is an Internet technology company specializing in the collection, aggregation and delivery of "delayed" and "real-time" financial data and complementary content via the Internet. The Company utilizes existing browser based technology, as well as proprietary Java based analytic tools and components to deliver information to the user's desktop. The Company also intends to license and develop light weight, sophisticated and reliable on-line trading technologies.

     The Company intends to engage in the on-line financial services market through what management perceives as a unique subscriber aggregation strategy. The strategy focuses on private

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labeling the Company's  turnkey  Internet  products to established  web portals, brokerage and other financial services firms which currently offer no or inadequate on-line financial information and trading tools to its clients.

     QMI's products allow existing web portals and brokerage firms to offer investment information and services to their clients via the Internet. Investors can monitor investments through the Company's customizable portfolio tracker, research investment opportunities, watch live video and execute trades all within their browser. Management believes that the business model of providing turnkey, cost effective, solutions to these firms on a private label basis is unique and timely. The private label model allows QMI to take advantage of existing brand recognition and loyalties already established between the firms and their clients.

     The alternative to QMI's private label program is expensive, for both the initial development (estimated $2 million to $5 million) and the on going monthly content and maintenance (estimated $150,000 to $250,000 per month). The time to completion of a comparable system would be approximately 8 to 12 months, not including the on-line trading systems. The advertising and transaction based revenue model which the Company employs allows the Company to offer these systems to the brokerage firms at a very attractive price point and it is hoped that this will enable the Company to build a large subscriber/user base at an accelerated rate. However, no assurances can be provided that this will occur.

     Most of the firms currently offering on-line trading have been slow in providing their client base with comprehensive financial content and investment research. The Company intends to offer financial content engines (which navigate the Internet) to the most popular on-line brokerages to offer their users the ability to conduct investment research by providing an aggregation of comprehensive financial content, advisory content, discussion forums and virtual communities complemented with an improved trading interface to their existing on-line brokerage. This combination of content and transactional elements offers the user what management believes to be the first true one-stop, on-line trading experience.

     The Company has identified four potential target markets for its products, including large web portals, brokerage firms, banks and financial institutions, cyber investors and corporate advertisers. Initially, cyber investors will not be direct paying customers for QMI's basic service, as they will receive them free of charge. They are still deemed extremely important by management to QMI's overall revenue equation because cyber investors accessing the Company's site generate quantifiable, site-specific Internet traffic and site-specific Internet traffic generates advertising and revenues. In the future, cyber investors will be charged a

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monthly subscription fee for real time streaming quotes and analytical tools.

     Public companies are expected to be direct paying customers for the products and services provided in the Select Gallery on the Company's site. Commercial advertisers and publishers will contribute to revenues by supporting banner advertising and mutual links on the QuoteMedia site. Financial institutions will have the opportunity to license the Company's interface for their own private label Internet-based investment sites and/or the Select Gallery to reside on their own corporate Intranets.

     As of the date of this registration statement, the Company has established relationships with 2 large web portals, TappedInto.com, Inc. ("TIC") and Pronet Enterprises, Inc. ("PEI"). These 2 partnered sites provide a substantial number of users. In this regard, on October 29, 1999, the Company executed an agreement with TIC whereby TIC appointed the Company as its exclusive financial content provider for the TIC website and the Company granted TIC a non-exclusive, non-transferable right to distribute the Company's Private Branded Site solely by Hypertext Links from TIC's site and to use the tradename "QuoteMedia" solely in connection with the marketing and promotion of the Private Branded Site. TIC provided QMI with the worldwide non-exclusive, non-transferable rights to use TIC's graphics in connection with developing the Private Branded Site. The term of this agreement is for a three (3) year period commencing upon the Company's website launch date.

     As of the date of this registration statement, the Company has executed a letter of intent with PEI and is in the process of finalizing a formal definitive agreement, which is expected to be executed by the end of January 2000.

     The Company plans to establish other similar relationships throughout the course of the next few years with the ultimate goal of developing a large enough user base to sustain profitability through the sale of banner ads on each of the partnered sites. For a more detailed description of the Company's business plan, see "Item 2, Plan of Operation" below.

Employees

     The Company has six (6) full time employees, including Mr. R. Keith Guelpa, CEO, President and a director of the Company, its chief technologist, chief financial officer, manager of investment relations, an executive assistant and a receptionist. None of the Company's employees are members of any union, nor has the Company entered into any collective bargaining agreements regarding its employees. Management believes that its relationship with its employees is satisfactory. It is anticipated that, in the event the Company is successful in implementing its business plan described herein, additional employees will be retained in the next

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year to handle this anticipated growth.  These areas include  administration and sales and marketing, technology customer care and legal.

Competition

     The ability to provide stock quotes and related information is not exclusive to the Company. There are literally hundreds of websites offering stock quotes and charts on the Web today. The most popular and largest of these websites include MSN Investor, Quicken, CBS MarketWatch, The Street.com, and PC Quote. Many online brokerages also offer detailed market information to their clients, such as E*Trade, Charles Schwab, SureTrade and many others.

     Management believes that the Company's business model offers strong market differentiation through its strategy of offering turn-key private labeled financial web solutions to large, well established web portals and brokerages. This should allow the Company to take advantage of existing brand recognition and loyalties already established between the partnered sites and their clients/users. However, there can be no assurances that this will occur. See "Risk Factors" below.

GOVERNMENTAL REGULATIONS

     The Company is not subject to any extraordinary governmental regulations.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

THE COMPANY'S INDEPENDENT AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION

     As a result of the Company's lack of revenues and its accumulated deficit of $(189,047) at September 30, 1999, the Company's financial statements accompanying this Registration Statement have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company has had a limited operating history and has not generated any revenues or earnings from its current operations. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the Company's business plan described herein is fully implemented. This may result in the Company continuing to incur a net operating loss until it is able to generate profits from operations, which is not expected to occur until the end of year 2000. However, there are

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no assurances that the Company will generate profits from operations  within the aforesaid time period, or at all.

THE COMPANY'S PROPOSED OPERATIONS ARE SPECULATIVE. THE COMPANY HAS NOT CONDUCTED ANY MARKET RESEARCH, NOR DOES IT HAVE A MARKETING ORGANIZATION OTHER THAN ITS CURRENT MANAGEMENT.

     The success of the Company's proposed plan of operation will depend to a great extent on the acceptance of the Company's business premise by the general public. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the business plan contemplated by the Company. Moreover, the Company does not yet have a formal marketing organization. However, management believes that the Company's business plan is viable based upon the success achieved by other current competitive financial information portals. Even in the event demand is identified for the business contemplated by the Company, there is no assurance the Company will be successful in generating profitable operations.

THE COMPANY IS A DEVELOPMENT STAGE COMPANY, HAS A LIMITED OPERATING HISTORY, IT ANTICIPATES CONTINUED LOSSES IN THE NEAR FUTURE AND FUTURE RESULTS ARE UNCERTAIN.

     The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company has begun to operate and whether there will be acceptance of the Company's business model. QMI will be incurring costs to continue to develop and enhance its website, to establish marketing and distribution relationships and acquire additional hardware and software and to enhance its existing administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sales through its business to achieve or maintain profitability on a quarterly or an annual basis in the future. QMI expects negative cash flow from operations to continue, at least for the foreseeable future, as it continues to develop and market its business. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell debt or additional equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders. Further, there can be no assurances that the Company will successfully be able to sell its securities in order to obtain additional capital.

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THE  COMPANY'S  BUSINESS  PLAN IS DEPENDENT IN PART ON THE INTERNET AND THERE IS
UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE.

     Use of the Internet by consumers is at an early stage of development and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to generate significant revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased governmental regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to support effectively the growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

     The Company's future success will be significantly dependent upon its ability to attract users and advertisers to its website. There can be no assurance that the Company will be attractive to a sufficient number of users to generate significant revenues. There can also be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to its websites. If the Company is unable to develop Internet content that allows it to attract, retain and expand a loyal user base, its business, results of operations and financial condition will be materially adversely affected.

THERE IS A RISK OF CHANGES IN TECHNOLOGY.

     The Company's success will also depend upon its ability to develop and provide new products and services. The delivery of the Company's products and services on-line is, and will continue to be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use effectively leading technologies to continue its technological expertise, to enhance its current services, to develop new services that meet changing customer requirements and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There

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can be no  assurance  that  the  Company  will  so  respond  to  these  changing technological conditions.

THE COMPANY IS SUBJECT TO SIGNIFICANT COMPETITION.

     The market for Internet content providers is new, highly competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of websites on the Internet competing for consumers' attention and spending has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. Currently, there are hundreds of real time data information, research and trading services websites on the Internet. With respect to competing for consumers' attention, in addition to intense competition from Internet content providers, the Company also faces competition from traditional brokerage institutions.

     The Company believes that the primary competitive factors in providing its services via the Internet are name recognition, content available on an exclusive basis, variety of value-added services, ease of use, price, quality of service, availability of customer support, reliability, technical expertise and experience. The Company's success in this market will depend heavily upon its ability to provide high quality content, along with cutting-edge technology and value-added Internet services. Other factors that will affect the Company's success include the Company's ability to attract experienced marketing, sales and management talent. In addition, the competition for advertising revenues, both on Internet websites and in more traditional media, is intense. Management believes that the Company's business model offers strong market differentiation through its strategy of offering turn-key private labeled financial web solutions to large, well established web portals and brokerages. This should allow the Company to take advantage of existing brand recognition and loyalties already established between the partnered sites and their clients/users. However, there can be no assurances that this will occur.

     The Company's industry is highly competitive. Many of the Company's current and potential competitors in the Internet and financial industry have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors.

     In addition,  the market in which the Company  competes is characterized by
frequent  new  product  introductions,   rapidly  changing  technology  and  the
emergence of new industry standards.

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The rapid development of new technologies increases the risk that current or new competitors will develop products or services that reduce the competitiveness and are superior to the Company's products and services. The Company's future success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion new products and services and enhancements to its existing products and services that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and services is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There is a potential for product development delay due to the need to comply with new or modified standards. There can be no assurance that the Company will be able to identify, develop, market, support, or manage the transition to new or enhanced products or services successfully or on a timely basis; that new products or services will be responsive to technological changes or will gain market acceptance; or that the Company will be able to respond effectively to announcements by competitors, technological changes, or emerging industry standards. The Company's business, results of operations and financial condition would be materially and adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing new products, services, or enhancements.

THE COMPANY'S QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

     The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside the Company's control, including: the level of use of the Internet; Internet advertising; seasonal trends in Internet use, purchases and advertising placements; the addition or loss of advertisers; the level of traffic on the Company's Internet sites; the amount and timing of capital expenditures and other costs relating to the expansion of the Company's Internet operations; the introduction of new sites and services by the Company or its competitors; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions; and economic conditions specific to the Internet and Internet media. Due to the foregoing factors, among others, it is likely that the Company's operating results will fall below the expectations of the Company or investors in some future quarter.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND EXPECTS TO HIRE ADDITIONAL PERSONNEL.

     The Company's performance is substantially dependent on the services of R. Keith Guelpa, its Chief Executive Officer and President. The Company's success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense. There can be no assurance that the

Company will be able to attract and retain key personnel. The loss of Mr. Guelpa or more key employees could have a material adverse affect on the Company.

     The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, technical engineers, sales and marketing, finance and technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly technical engineers and sales personnel, could have a material adverse affect on the Company's business, results of operations and financial condition.

THE COMPANY IS DEPENDENT ON THIRD PARTIES FOR INTERNET OPERATIONS AND PRODUCT DELIVERIES.

     The Company's ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to the Company's Internet sites through hypertext links are critical to the success of the Company's Internet operations. The Company also relies on the cooperation of owners of copyrighted materials and Internet search services and on its relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the Company's competitors are better able to leverage such relationships, the Company's business, results of operations and financial condition will be materially adversely affected.

THE COMPANY MAY NEED TO SPEND SIGNIFICANT AMOUNTS OF MONEY TO PROTECT AGAINST SECURITY BREACHES.

     A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's Internet operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium. Were these risks to occur, the Company's business, results of operations and financial condition could be materially adversely affected.

THE COMPANY WILL NEED ADDITIONAL CAPITAL WITH WHICH TO IMPLEMENT ITS BUSINESS PAN AND THERE IS NO AGREEMENT WITH ANY THIRD PARTY TO PROVIDE SUCH CAPITAL IF NEEDED AS EXPECTED.

     Based on current levels of operations and planned growth, the Company anticipates that the proceeds derived from the closing of the Company's current private offering, wherein it is attempting to raise up to $2 million, will be sufficient to meet the Company's needs for the immediate future. As of the date of this registration statement, the Company has received approximately $1,155,000 from this offering. There can be no assurances that the Company will be able to raise the balance of the additional $845,000. In addition, if the Company requires additional funding or determines it appropriate to raise additional funding in the future, there is no assurance that adequate funds, whether through additional equity financing, debt financing or other sources, will be available when needed or on terms acceptable to the Company. Further, any such funding may result in significant dilution to existing stockholders. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse affect on the Company's business, results of operations and financial condition.

THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE WHICH COULD NEGATIVELY IMPACT THE COMPANY'S PROPOSED BUSINESS.

     The Company is not currently subject to direct federal, state, or local regulation and laws or regulations applicable to access to, or commerce on, the Internet, other than regulations applicable to business generally. However, due to the increasing popularity and use of the Internet and other on-line services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other on-line services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's products and services or increase the cost of doing business or in some other manner have a material adverse affect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that a state will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse affect on the Company's business, results of operations and financial condition.

     Several states have also proposed legislation that would limit the uses of personal user information gathered on-line or require on-line services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one on-line service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could create uncertainty in the marketplace that could reduce the demand for the services of the Company or increase its costs of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse affect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in Nevada and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse affect on the Company's business, results of operations and financial condition.

THE SUCCESS OF THE COMPANY'S ANTICIPATED FUTURE GROWTH IS DEPENDENT UPON ITS ABILITY TO SUCCESSFULLY MANAGE THE GROWTH OF ITS PROPOSED OPERATIONS.

     The Company expects to experience significant growth in the number of employees and the scope of its operations. The Company's future success will be highly dependent upon its ability to successfully manage the expansion of its operations. The Company's ability to manage and support its growth effectively will be substantially dependent on its ability to implement adequate improvements to financial and management controls, reporting and order entry systems and other procedures and hire sufficient numbers of financial, accounting, administrative and management personnel. The Company's expansion, and the resulting growth in the number of its employees, will result in increased responsibility for both existing and new management personnel. There can be no assurance that the Company will be able to identify, attract and retain experienced accounting and financial personnel. The Company's future operating results will depend on the ability of its management and other key employees to implement and improve its systems for operations, financial control and information management, and to recruit, train, and manage its employee base. There can be no assurance that the Company will be able to achieve or manage any such growth successfully or to implement and maintain adequate financial and management controls and procedures. Any inability to do so would have a material adverse affect on the Company's business, results of operations and financial condition.

     The Company's future success depends upon its ability to address potential market opportunities while managing its expenses to match its ability to finance its operations. This need to manage its expenses will place a significant strain on the Company's management and operational resources. If the Company is unable to manage its expenses effectively, the Company's business, results of operations and financial condition will be adversely affected.

THE COMPANY DEALS WITH THIRD PARTIES WHICH MAY NOT BE Y2K COMPLIANT.

     Because the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and, accordingly, will not have a material adverse affect on the Company's systems.

     While management believes that the Company complies with Year 2000 requirements, there is a risk that Y2K issues will adversely affect third-party network or application software that is integrated with the Company's products. There are also similar risks of failure from the telecommunications networks, the electric power grid and other systems on which the proposed operations of the Company's Internet products and the delivery of the Company's services will depend. The disruption of these broader services would have an adverse affect on the Company's ability to provide its products and services to its customers, and could then have a material adverse affect on the Company's proposed business, financial condition and results of operations.

THE COMPANY'S COMMON STOCK IS CURRENTLY DESIGNATED AS A "PENNY STOCK", WHICH HAS AN ADVERSE EFFECT ON TRADING.

     The Securities and Exchange Commission has adopted a Rule which established the definition of a"penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because the Company's securities are currently subject to the rules on penny stocks, the market liquidity for the Company's securities is adversely affected.

INVESTORS SHOULD NOT EXPECT TO RECEIVE A DIVIDEND IN THE FUTURE.

     No dividend has been paid on any of the Company's securities since inception and none is contemplated at any time in the foreseeable future.

Item 2.  Plan of Operation

     The Company's business strategy is comprised of three distinct, yet interrelated facets: (i) Private Label Product Strategy; (ii) Interactive Financial & On-line Trading Portal Strategy; and (iii) Vendor Relationship Strategy. Following is a description of these facets.

PRIVATE LABEL PRODUCT STRATEGY

     In order to compete effectively, the Company must adopt an original and animated product strategy designed to provide service access to huge audiences with underlying demographic parallels. Through private label product adaptation, QMI intends to offer a customized suite of products, tools, and permitting technologies to financial and investment industry institutions such as retail brokerages, mutual fund companies, banks, credit unions and investment advisory firms. The Company's Private Label Products (PLP) strategy is designed to meet the necessity of comprehensive systems employed by the financial community.
Research has determined that there is a waiting market of potential institutional clients who wish to nurture and serve the specific requirements of their own distinct investor clients.

     Through the PLP program, QMI intends to offer a wide selection of components that include but are not limited to: (i) branded analytical tools, applications and functions; (ii) access to account information; (iii) on-line trading systems; (iv) registered rep/employee web pages; (v) specialty client to representative e-mail response services; (vi) branded identification for the PLP usage; and (vii) branded versions of the Company's desktop applications.

INTERACTIVE FINANCIAL & ON-LINE TRADING PORTAL STRATEGY

     Management believes that what matters in the new environment on the Internet is not only what providers deliver in terms of content but also how it is delivered. As such, QMI incorporates a fundamentally new approach to this paradigm by becoming a true portal to a myriad of "financial applications," rather than "web pages" of information. In effect, the Company abandons the "online newspaper" format and HTTP protocol so common in today's leading financial websites. The Company leverages the browser and eventually the Desktop for massive interactivity and optimal responsiveness. The Company's site is a large set of financial applications allowing an investor to trade, watch charts, quote- grids, news tickers and conduct research, using advanced Internet "thin client" (Java) technology. The Company's browser technology in effect becomes customized for the retrieval of financial information, with application-like responsiveness. QMI's private label marketing strategy supports the applications by being the first screen that a user sees when he first brings up his or her browser, and empowers the user to conduct transactions and use applications from within the comfort of the QMI or branded site's environment.

     The Company intends to incorporate unique technologies, which allow the user to trade with his broker of choice within the QMI portal. The content and technologies offered provides the user with a more personalized and informative environment in which to execute investment decisions.

     QMI's financial content offering includes investment performance data, financial and business news and company-specific information. Investment performance data is raw financial data about a company's stock, its industry and the economy as a whole. This data includes specific information in price quotes, performance charts, company-specific fundamental data and market indices. Financial and business news consists of real-time and delayed broadcasts of general and business/financial news as well as company-specific press releases. The Company will assemble the current news and company press releases from data feeds provided by Comtex. Company specific content is corporate information that complements the investment performance data for a particular company's securities offering. Such data includes a briefing about products and services, corporate management, historic performance, financial statements and disclosure documents.

     Analytic provisions are expected to enable investors to enhance the accuracy of their decisions to improve the productivity and performance of their portfolios. On the QMI website, analytic tools enable retail investors to screen/source investment opportunities, track investment performance and analyze and interpret financial information through fundamental and technical tools. Analytic tools that will be offered include, but are not limited to, advanced charting for technical analysis, adept systems which interpret financial fundamentals, library research tools which retrieve and store relevant information about an investor's portfolio in the investor's personal library, portfolio monitoring and management tools.

VENDOR RELATIONSHIP STRATEGY

     The Company's approach is to establish relationships with premier industry contenders whose products have established brand equity. Most brokerage firms and financial services organizations are realizing that financial information creating, packaging, and hosting is not their core business and can actually save extensive financial resources by outsourcing these services through partnering.

     The "bundling" of this information and content and technology within the Company's data warehouse allows the Company to selectively contract individual data from specific content providers under the best financial and redistribution terms and provides the user with a true one-stop shopping environment.

     The Company has negotiated a number of contracts with major providers of financial content, including but not limited to StockPoint Inc., which provides quotes, charts, company background data and general information; Thomson Information Services Inc., which provides research reports, analysis and educational data; CNBC/Dow Jones, which provides video feeds; IPO.com, Inc., which provides IPO information; Market Guide Inc., which provides company performance reports, financial analysis and a "What's Hot, What's Not" report; and Prophet Finance.com, Inc., which provides stock charting. All of the aforesaid companies have signed multi-year contracts with the Company, based upon a worldwide license fee and/or cost per page thousand page view format. While no assurances can be provided, management expects that similar additional agreements with key content providers will be reached in the future.

     The Company believes that it has assembled one of the industries most impressive and comprehensive data warehouses. QMI has identified content areas for specialization and as they are not currently aggregated in a single "portal" by other investment services, the Company should have a basis of differentiation from its competitors.

     Such areas of specialization are expected to support QMI in creating and fostering an Internet community. An Internet community is established by providing targeted information and comprehensive opportunities for electronic transactions. The community becomes a reference point for users with shared interests or tasks. Establishing such a community is very consequential because the community becomes the continuous, "repeat traffic" to the Company's site.

     The financial services industry on the Internet is currently fragmented and confusing. An overwhelming number of providers are offering various types of investment-related information and services. The large financial aggregation providers such as Yahoo Financial, Microsoft(TM) Investor, Quicken Financial Network and Wall Street City are engaged in a fierce competition to bundle content and analytic tools and provide access through super web portals. Their goal is to become one-stop super-sites and entry portals to large arrays of financial content in the traditional library or newspaper approach.

     Management believes that one critical component has been overlooked in the drive to become super portals. The financial information providers still oblige the user to conduct business within the confines and limitations of the World Wide Web. The users often must leave the portal to conduct trades with their chosen online broker, discount broker, or full service broker. Through strategic alliances, online discount brokers are also bundling resources in an attempt to attract and retain end users. Discount brokerages, however, have been apprehensive to supply any research at $7.95 per trade and only minimal information for $29.95 per trade.

     QMI offers a multi faceted revenue model consisting of the following: (i) monthly service fees; (ii) advertising revenue; (iii) delivery of real time data (streaming quotes, etc.); (iv) delivery of research content (reports, analyst's recommendations, etc.); and (v) the on-line sale of books, magazine and newsletter subscriptions, investment software, investment tools and complementary goods and services.

     QMI will install turnkey website and on-line trading systems for brokerage firms and other companies for a license fee. The fee structure will vary based on the number of clients, existing Internet and server components and the back office system employed by the firm. The Company will charge the private labeled firms a monthly fee based on the number of active accounts and the level of service and site content selected by the firm.

     In addition, QMI intends to retain an advertising agency on behalf of the networked partner firms to place advertisements on the private labeled websites. The ads will be of a non-competitive nature to the partnered firms. The advertising rate charged will be competitive within the industry and is estimated at approximately $20 to $35 per 1,000 page views after the Company achieves approximately 20 million page views per month. There can be no assurances the Company will ever meet this threshold.

     In the future, the Company intends to offer real time streaming information, streaming quotes, real time stock and index monitors and Internet delivered information to complementary market analysis legacy software programs such as TradeStation and Windows on Wall Street. QuoteMedia will offer users the ability to purchase on-line research reports from top analysis firms and financial services firms such as Thomson Financial Interactive, Inc.

     The Company's portal is also expected to offer for sale relevant and complementary goods and services to its subscriber base. The Company will offer financial books, magazine and newsletter subscriptions, investment software, investment tools and other relevant goods and services. The Company is also an Amazon.com affiliate member.

SALES ADVERTISING AND PROMOTIONS STRATEGY

     The Company's products will be marketed through a combination of direct sales and online subscriptions. QMI will rely on a multifaceted direct sales team to sell its product line, private label contracts and bundled content to other financial sites. The Company is currently building a sales team consisting of account managers and executive salespersons to market and distribute its products throughout North America. Sales Executives will be responsible for the sale of private label contracts, QMI's content, related products and tools to financial institutions, or other financial sites.

     QMI's marketing communications strategy will encompass extensive promotions on and offline directed at its cyber investor, institutional, corporate advertiser and public company audiences. This is intended to be executed aggressively throughout North America. The Company's promotional campaigns may be comprised of digital or online marketing, direct marketing, print media advertising, and public relations. To accomplish its sales goals, QMI expects to engage an Internet advertising network/agency to promote the sale of advertising space on the website.

     Management acknowledges that simply having a website does not guarantee automatically reaching millions of customers. In this regard, QMI will expand its online presence by trafficking its name, Internet address, identity and message in front of as many end users as possible in a manner that is respectful of Net culture. The Company will use the following listed online tools to accomplish these goals:

     (i) Usenet Newsgroups. A newsgroup is a place on the Internet where groups of people post and read messages on a particular topic. QMI will participate in industry related newsgroups to gain visibility and develop relationships with its targeted audiences. Newsgroups offer the Company a great deal of marketing leverage because their potential audiences include participants who are interested in related topics.

     (ii) Mailing Lists. Mailing lists are not direct mail lists but, rather, they are similar to e-mail newsletters or on-going dialogues dedicated to special interests. Like newsgroups where messages are posted, e-mail messages are sent to specific mailing lists. The Company will participate in special interest mailing lists to gain visibility among a targeted audience and generate traffic for its site.

     (iii) Internet Advertising. Advertising online is expected to help the Company create visibility in cyberspace. QMI will develop, purchase and place banner ads with links to its site on industry-related and high volume search engines. These ads are expected to promote the Company's online presence and help direct traffic to the site. The Company will employ online ad networks and brokers such as Web Connect to guide the Company's purchase of ad space on appropriate sites. It will also actively post notices on What's New sites and newsgroups that cover new Net features and websites. The Company also anticipates submitting its site to all What's Cool rating services and contests in order to position it as a "best of breed" site.

     (iv) Search Engines, Directories, Regional Indexes, and Business Indices. QMI intends to register and list its web addresses with search engines and directories such as Yahoo, Lycos, Web Crawler, and Infoseek. It may use a professional service company such as www.submitit.com, www.netcreations.com, or www.mgroup.com to register the appropriate URLs with the most significant search engines. When registering, the Company will include keyword sensitive content tags and titles to ensure that it results in the top 20 or better in most search returns. Professional services will also be employed to list its URL with numerous e-mail directories (similar to the White pages), business and regional indices and promotional sites.

     (v) Mutual Links. For every search engine there are at least 100 special interest websites dedicated to a specific market. Management believes that creating mutual links can be more powerful than listing with search engines and directories because mutual links allow QMI to target a very specific market. This tactic is considerably more successful than banner ads, as the link is perceived by the user to be "information," rather than advertising. QMI will attempt to select industry-related and trade association websites (NIRI, CIRI, and American Association for Individual Investors) and negotiate reciprocal links to and from their web pages.

     (vi) Public Relations. The Company intends to engage the services of a dedicated public relations company to devise and implement an aggressive public relations campaign. This contractor will act as the primary spokesperson for the Company. The PR agent will be expected to create and distribute press kits to appropriate audiences to acquire substantial exposure for the Company on local, national and radio talk shows and TV magazines shows both in Canada and the US. This firm will also be responsible for organizing press tours and interviews to further enhance editorial coverage for QuoteMedia in key business and technology magazines and newspapers.

INDUSTRY OVERVIEW

     There has been enormous growth in the business of providing investment information to retail investors via the Internet. In a recent study, the American Home Financial Services Survey, October 1997, conducted by SVP and Jupiter Communications concludes that 6.7 million households (7% of total US households and 17% of PC households) use investment related online services. Another national survey, conducted by Peter D. Hart Research Associates on behalf of the NASDAQ Stock Market in January 1997 (the "NASDAQ survey") discovered that 37% of American investors regularly use the Internet or other online computer information services at work or home to access investment related information.

     The NASDAQ survey clearly indicates that today's investors are increasingly interested in managing and diversifying their own investments and should continue to drive investment funds into stocks, mutual funds and 401Ks. As investors take control of managing their own funds it is expected that they will seek new sources of independent research and recommendations without the "sell-side" bias of brokerage firms. The growth of discount brokers (from 2% in 1980 to 14% in 1995) and the unbundling of investment services created a need to make research and advisory information available to this growing market.

     This new ethic of self-reliance has investors aspiring to gain better control over their finances. They demand "faster, more personalized access to relevant investment information," and the Internet plays a major role in providing the information that is now being sought. In the past 12 months, the supply of investment information such as financial data, market news, investment tools and the execution of securities transactions has been profoundly affected by the rise in user traffic on the Internet.

TRENDS

     The Company intends to continue to identify, purchase and develop complimentary, proprietary technologies and investment tools to enhance its websites and help to build strong market differentiation. As of the date of this registration statement, the Company has established contractual relationships with two unrelated web portals, including Tappedinto.com and Pronett.com. The Company intends to develop similar relationships over the next few months and fiscal year and has targeted other well established web portals which can demonstrate significant registered user bases. It is management's intention to continue the development of similar relationships, with the ultimate goal of developing a large enough user base to sustain profitability through the sale of banner ads of each of the partnered sites. However, as of the date of this registration statement, no other definitive agreements have been reached by the Company and there can be no assurances that the Company will contract with other web portals meeting the aforesaid characteristics in the future.

     Management has projected that the Company will commence generating revenues from operations in December 1999, and the Company is expected to become profitable by the end of 2000. However, no assurances can be provided that this will occur within the time parameters stated herein, or at all.

YEAR 2000 DISCLOSURE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize dates using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Because the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant suppliers and service providers, the Company intends to determine the extent to which the Company's interface systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues. There can be no assurance that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and, accordingly, will not have a material adverse affect on the Company's systems. Additionally, there can be no assurance that the computer systems necessary to maintain the viability of the Internet or any of the websites that direct consumers to the Company's website will be Year 2000 compliant. As part of the Company's overall Year 2000 compliance plan, the Company intends to monitor systems performance and plans to develop a rapid response program in the event of any significant disruption as a result of the Year 2000 issues. To date, the Company has not developed a formal contingency plan. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse affect on the Company's business, results of operations and financial condition.

Item 3.  Description of Property

     The Company principal office is located at 11100 NE 8th Street, Suite 300, Bellevue, Washington 98004 which the Company subleases pursuant to an oral month to month lease. This space consists of approximately 700 square feet of executive office space, which is provided to the Company on a rent free basis. Its telephone number is (415) 451-1604.

     In addition, the Company also subleases approximately 6,120 square feet of office space which is utilized for sales and marketing at 701 W. Georgia Street, Suite 1260, Vancouver, British Columbia Canada V7Y 1C6, at a monthly rent of approximately $7,300 (CDN). This sublease expires September 29, 2000. Management anticipates that all or a portion of this space will be re-leased upon expiration of the sublease. Management believes that the

Company's current leased space is sufficient to meet the Company's needs for the foreseeable future.

     The Company has no other properties and has no agreements to acquire any properties.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                        Amount and
                                        Nature of
 Title       Name and Address of        Beneficial     Percent of
of Class       Beneficial Owner         Ownership         Class
--------       ----------------         ---------         -----

Common     R. Keith Guelpa(1)          3,597,000(2)(3)     20.2%
           6-2240 Nordic Dr.
           Whistler, British Columbia
           Canada V0N 1B2

Common     Duane & Bev Nelson          4,270,000(4)        24.0%
           3339 Huntleigh Ct.
           N. Vancouver, British Columbia
           Canada V7H 1C9

Common     Skyline Records, Inc.       2,500,802(5)        14.0%
           Suite 602
           595 Howe St.
           Vancouver, British Columbia
           Canada V6C 2T5

Common     Ian D. Lambert(1)             350,000(3)         2.0%
           1220 Eastview Road
           N. Vancouver, British Columbia
           Canada V7J 1L6

Common     Keith J. Randall              125,000(6)         1.0%
           1206 - 110 West 4th St.
           North Vancouver, British Columbia
           Canada V7M 3H3

Common     All Officers and            4,072,000(2)(3)     22.9%
           Directors as a
           Group (3 persons)

---------------

(1)  Officer and/or director of the Company

(2) Includes 3,360,000 shares of the Company's common stock held in the name of Keeva Trust, trustee for a trust to which Mr. Guelpa's wife and children are beneficiaries, as well as 14,500 shares of common stock owned in the name of Mr. Guelpa's wife. Mr. Guelpa disclaims any and all beneficial ownership of such shares.

(3) Includes 200,000 shares subject to option, which option is exercisable pursuant to the Company's stock option plan described below, at an option price of $1.27 per share.

(4) Includes 200,000 shares subject to option, which option is exercisable pursuant to the Company's stock option plan described below, at an option price of $1.85 per share.

(5) Includes 802 shares of common stock held in the name of Dan Tartaglia, the sole shareholder of Skyline Records, Inc.

(6) Includes 125,000 shares subject to option, which option is exercisable pursuant to the Company's stock option plan described below, at an option price of $1.85 per share.

     The balance of the Company's outstanding Common Shares are held by 256 persons, not including those persons who hold their shares in "street name."

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The directors and officers of the Company are as follows:

      Name               Age                  Position
      ----               ---                  --------

R. Keith Guelpa           52         Chief Executive Officer,
                                     President and a director

Ian D. Lambert            54         Secretary and a director

Keith J. Randall          33         Vice President, Treasurer
                                     and Chief Financial Officer

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     R. Keith Guelpa, Director, President and Chief Executive Officer. Mr. Guelpa assumed his positions with the Company in July 1999. From March 1999 through June 1999, Mr. Guelpa was President of R.K. Guelpa & Associates, a private consulting company. Prior, from January 1998 through February 1999, Mr. Guelpa was Chairman and Chief Executive Officer of Mailbank.com, Inc., Vancouver, Canada, a privately held Canadian Internet based corporation which owned the largest registration of top level Domain names in the world. From November 1995 through December 1997, Mr. Guelpa was President/CDO of C.M. Oliver Inc., a publicly held Canadian corporation offering brokerage/financial planning and investment banking services. From November 1991 through October 1995, Mr. Guelpa was President and Chief Executive Officer of Western Pro Imaging Labs Ltd., a privately held Canadian corporation engaged in the business of digital imaging. Mr. Guelpa received a Bachelor of Commerce degree from the University of British Columbia in 1970. He devotes substantially all of his business time to the affairs of the Company.

     Ian D. Lambert, Secretary and a Director. Mr. Lambert was President and a director of the Company from May 1994 through July 1999. In July 1999, he resigned his position as President and was appointed as Secretary. In addition to his positions with the Company, since 1983 Mr. Lambert has been President and a director of Canasia Data Corporation, Vancouver, Canada, a privately held management services and consulting company. Mr. Lambert is also a director of Tasty Fries, Inc., a Delaware publicly held corporation engaged in development, manufacturing and marketing of a french fry vending machine, and Litewave Corp., a publicly held Nevada corporation engaged in the installation and operation of voice over Internet protocol telecom networks. Mr. Lambert received a Bachelor of Commerce degree in quantitative analysis and computer science from the University of Saskatchewan in 1970. He devotes approximately 20% of his time to the business of the Company.

     Keith J. Randall, Vice President, Treasurer and Chief Financial Officer. Mr. Randall assumed his positions with the Company in September 1999. In addition, from August 1998 through August 1999, Mr. Randall was Controller of C.M. Oliver & Company Ltd., a publicly held Canadian corporation offering brokerage/financial planning and investment banking services. Mr. Randall was promoted to the position of Vice President and Chief Financial Officer of C.M. Oliver in August 1999 and, in addition to his positions with the Company, he remains employed part time by C.M. Oliver as of the date of this registration statement. Also, from April 1998 through August 1998, Mr. Randall was a consultant with KPMG, Inc., an accounting firm. From December 1997 through

April 1998, Mr. Randall was the Chief Financial Officer for Vantage Securities Inc., a Canadian brokerage firm. From November 1995 through December 1997, Mr. Randall was an exchange examiner for the Vancouver Stock Exchange. From September 1991 through November 1995, Mr. Randall was employed as a chartered accountant with KPMG, Inc. Mr. Randall is a licensed chartered accountant in Canada. He received a Bachelor of Commerce degree with Honors from Queen's University in May 1991. He devotes approximately 60% of his time to the business of the Company.

Item 6.  Executive Compensation.

Remuneration

     The following table reflects all forms of compensation for services to the Company for the fiscal years ended December 31, 1997 and 1998 of the Chief Executive Officer of the Company.

                          SUMMARY COMPENSATION TABLE

                                             Long Term Compensation
                                          ----------------------------
                   Annual Compensation          Awards         Payouts
                  ---------------------   -------------------- -------
                                                    Securities
                                 Other                 Under-            All
Name                             Annual   Restricted   lying            Other
and                              Compen-     Stock    Options/  LTIP   Compen-
Principal         Salary  Bonus  sation     Award(s)    SARs   Payouts sation
Position    Year   ($)     ($)    ($)        ($)        (#)      ($)     ($)
----------  ----  ------  -----  ------    --------   -------  ------- ------

Ian Lambert 1997  $30,000 $   0  $    0    $      0   $     0  $     0 $    0
President &
Director(1)

Ian Lambert 1998  $32,000 $   0  $    0    $      0   $     0  $     0 $    0
President &
Director(1)
-------------------------

(1)  Mr. Lambert resigned his position as President of the Company in July 1999.

     Mr. Guelpa was appointed to his position as President and Treasurer, as well as a director of the Company in July 1999. In September 1999, Mr. Guelpa was appointed as Chief Executive Officer and resigned as Treasurer and Keith J. Randall was appointed to that office. The terms of an employment agreement have been agreed in writing by the parties and approved by the Company's Board of Directors. These terms include an initial five (5) year term, a starting salary in July 1999 of $120,000 per annum, increasing based upon Company profitability as follows:  annual profit level of $.5 million
- salary of $175,000 per annum; $3 million in annual profits - $250,000 annual salary; $6 million in annual profits - $350,000 per annum. In addition, in the event and at such time as the Company achieves cumulative profits of $10 million calculated from July 14, 1999 forward, Mr. Guelpa is entitled to a bonus of 500,000 shares of the Company's common stock at a price of $.0001 per share.
Further salary increases are tied to Company performance and are to be negotiated with the Company's Board of Directors at an unspecified date. In addition, Mr. Guelpa's compensation includes a $650 per month car allowance, 30 days vacation per annum and reimbursement of all Company business related expenses. In the event of termination by the Company without cause beginning October 15, 1999, Mr. Guelpa is entitled to receive 6 months salary as severance, plus all perquisites. After 6 months of employment, Mr. Guelpa would receive one year salary, plus perquisites. After one year of employment, Mr. Guelpa would receive two years's salary, plus perquisites. In the event of a change in control of the Company that results in more than 25%, which change results in termination of employment, Mr. Guelpa would receive three (3) years salary, plus perquisites. In the event of a change in control and Mr. Guelpa elects to terminate his employment, he would be entitled to one (1) years' salary, plus perquisites. Mr. Guelpa is also entitled to participate in all employee benefit plans, including but not limited to health insurance and such other plans which may be adopted by the Company in the future.

     Mr. Keith J. Randall was appointed to his positions as Vice President, Treasurer and Chief Financial Officer of the Company in September 1999. The terms of an employment agreement have been agreed in writing by the parties and approved by the Company's Board of Directors. These terms include an initial three (3) year term commencing March 1, 2000, subject to a probationary period of employment on a part time basis commencing on November 15, 1999 through March 1, 1999, and thereafter on a full time basis, at a starting salary of $75,000 per annum prorated to November 1, 1999, increasing to $80,000 per annum commencing February 1, 2000, with annual increases based on performance, plus four (4) weeks paid vacation per year and other benefits as are standard and customary in the industry.

     In addition, management of the Company has agreed in writing upon the terms of an employment agreement with Mr. Duane Nelson as Manager of Business Development and Chief Technologist of the Company, which has been approved by the Company's Board of Directors. These terms include an initial five (5) year term retroactive to July 15, 1999, a starting salary of $120,000 per annum, increasing based upon Company profitability as follows: annual profit level of $.5 million - salary of $175,000 per annum; $3 million in annual profits - $250,000 annual salary; $6 million in annual profits - $350,000 per annum. In addition, in the event and at such time as the Company achieves cumulative profits of $10 million calculated from July 14, 1999 forward, Mr. Nelson is entitled to a bonus of 500,000 shares of the Company's common stock at a price of $.0001 per share. In addition, Mr. Nelson's compensation includes a $650 per month car allowance, 30 days vacation per annum and reimbursement of all Company business related expenses.

     It is also anticipated that the Company will employ a Vice President of Sales and Marketing during the fiscal year ending December 31, 2001, who is expected to receive a salary in excess of $100,000, provided that the Company has sufficient financial resources to meet such obligation.

     The Company maintains a policy whereby the directors of the Company may be compensated for out of pocket expenses incurred by each of them in the performance of their relevant duties. The Company provided reimbursement to Mr. Lambert of $300 for out of pocket expenses during the fiscal years ended December 31, 1997 and 1998.

STOCK PLAN

     In March 1999, the Company's Board of Directors adopted the Company's 1999 Stock Option Plan (the "Plan"), reserving an aggregate of 400,000 shares of the Company's common stock for issuance thereunder. The Plan was subsequently approved by the Company's shareholders. Thereafter, in September 1999, the Company's Board and shareholders authorized an increase in the number of shares authorized for issuance under the Plan, to 2,500,000 shares.

     The Plan provides for the Board of Directors, or a designated committee, to administer the Plan, which provides for the issuance of both incentive and non qualified options. Following is a description of the provisions of the Plan:

     Grants.  Grants under the Plan may consist of:

          - options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code

          -    non qualified stock options that are not intended to so qualify

     Eligibility for participation. Grants may be made to employees, officers, directors, advisors and independent contractors of the Company and its subsidiaries, including any non-employee member of the board of directors. As of the date of this Registration Statement, 750,000 options were outstanding under the Plan.

     Options. Incentive stock options may be granted only to officers and directors who are employees. Non qualified stock options may be granted to employees, officers, directors, advisors and independent contractors. The exercise price of common stock underlying an option will be determined by the board of directors or compensation committee and may be equal to, greater than, or less than the fair market value but in no event less than 50% of fair market value, provided that:

               - the exercise price of an incentive stock option shall be equal to or greater than the fair market value of a share of common stock on the date such incentive stock option is granted

               - the exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock must not be less than 110% of the fair market value of the underlying shares of common stock on the date of grant

     The participant may pay the exercise price:

               -  in cash

               -  by   delivering   shares   of   common   stock  owned  by  the
                  participant and having a fair market value on the date of exercise equal to the exercise price of the grant

               - by such other method as the board of directors or compensation committee shall approve, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board

     Options  vest   according   to  the  terms  and   conditions determined  by
     the board of directors or compensation committee.

     The board of directors or compensation committee will determine the term of each option up to a maximum of ten years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant. The board of directors or compensation committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

     Amendment and termination of the plan. The board of directors or compensation committee may amend or terminate the plan at any time, except that it may not make any amendment that requires shareholder approval as provided in Rule 16b-3 or Section 162(m) of the Securities Exchange Act of 1934 without shareholder approval. The Plan will terminate on the day immediately preceding the tenth anniversary of its effective date, unless terminated earlier by the board of directors or compensation committee.

     Acceleration of rights and options. If the Company's board of directors or shareholders agree to dispose of all or substantially all of the Company's assets or stock, any right or option granted will become immediately and fully exercisable during the period from the date of the agreement to the date the agreement is consummated or, if earlier, the date the right or option is terminated in accordance with the Plan. No option or right will be accelerated if the shareholders immediately before the contemplated transaction will own 50% or more of the total combined voting power of all classes of voting stock of the surviving entity (whether it is the Company or some other entity) immediately after the transaction.

Item 7.  Certain Relationships and Related Transactions.

     Since 1995 the Company has borrowed funds from management and its shareholders in order to meet its obligations. As of September 30, 1999, included in these borrowings was the balance of $44,006 due to Ian Lambert, an officer and director of the Company and parties related to Mr. Lambert. On December 16, 1999, the Company and Mr. Lambert and parties related to Mr. Lambert (hereinafter jointly referred to as the "Lambert Parties"), did execute a settlement agreement whereby the Lambert Parties did agree to accept the sum of $9,803 as full and complete settlement of all balances due. The Company paid $5,574 against the outstanding obligations on December 16, 1999 and is obligated to issue an aggregate of 5,638 shares of its common stock to Mr. Lambert for the balance. As of the date of this Registration Statement, these shares have not been issued, but it is expected that these shares will be issued in January 2000.

     As of September 30, 1999, the Company owed Lee Kramer (or companies which he controls) the balance of $145,154. On December 16, 1999, the Company and Mr. Kramer did enter into a settlement agreement whereby Mr. Kramer agreed to accept $5,000 in cash, plus 111,000 shares of the Company's common stock, in full and complete settlement of all obligations. As of the date of this Registration Statement, the relevant shares have not been issued by the Company, but it is anticipated that these shares will be issued in January 2000.

     As of September 30, 1999, the Company also owed the balance of $56,449 to Dan Tartaglia (or companies which he controls), a shareholder. Effective December 16, 1999, the Company did enter into a settlement agreement with Mr. Tartaglia, whereby a definitive repayment schedule was adopted. Relevant thereto, the only outstanding obligation owed by the Company to Mr. Tartaglia as of the date of this Registration Statement is $12,966, which is due on or before February 1, 2000.

     Finally, Leah Lambert, the daughter of Ian Lambert, did loan the Company $8,228. On December 16, 1999, Ms. Lambert did agree to accept the payment of $4,000 as full and complete settlement of all outstanding obligations. Each of the aforesaid persons did execute a release in favor of the Company as part of the terms of settlement.

     In October 1998 through March 1999, the Company was a party to a series of agreements with Skyline Records, Inc., a privately held British Columbia, Canada corporation ("SRI"), engaged in music production and distribution and the exclusive owner of certain rights to produce and distribute albums for five individual artists, collectively known as Filtered Souls. Mr. Dan Tartaglia, a majority shareholder of the Company, is also the principal shareholder and an officer and director of SRI. On October 6, 1998, the Company reached an agreement with SRI to acquire a fifty percent (50%) interest in the net revenues derived from the independent, national, international and Internet distribution and sales in the initial Filtered Souls album to be produced and distributed by SRI. The purchase price payable by the Company to SRI for the interests was originally $1,000,000 (US) and issuance by the Company of 1,250,000 "restricted" shares of its Common Stock. The aforesaid funds were payable over a period of time when the costs associated with the production and distribution of the music were incurred by SRI. However, this agreement was subsequently amended in July 1999, by which time the Company had tendered $500,000 of the original $1 million due. The amendment to the SRI agreement provided for (i) a waiver of any and all additional cash contributions due SRI by the Company; (ii) the issuance by the Company of an additional 1,250,000 shares to SRI; and (iii) the payment to the Company by SRI of up to $3 million out of the net revenues derived by SRI from album sales. To date, the Company has not received any funds from SRI, but management remains hopeful that revenues will be received from SRI in the future. Based upon representations made to the Company by management of SRI, it is anticipated that SRI will begin generating revenues from the sale and distribution of its album sales in late spring of the year 2000. However, there can be no assurances that SRI will generate profits from this endeavor within the time parameters estimated herein, or at all.

     There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation SB.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock, par value $0.001 per share. There are 17,094,379 Common Shares issued and outstanding as of the date of this registration statement. No shares of Preferred Stock have been issued or are outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

     (a) Market Information. Through November 1999, the Company's common stock was traded on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. ("NASD"). Below are the reported high and low bid prices for the Company's common stock for the previous two years. The bid prices shown reflect quotations between dealers, without adjustment for markups, markdowns or commissions, and may not represent actual transactions in the Company's securities.

                                         Bid Price
               Date                    High      Low
               ----                    ----      ---

          March 31, 1998              $0.090   $0.063
          June 30, 1998               $0.063   $0.015
          September 30, 1998          $0.031   $0.010
          December 31, 1998           $1.313   $0.015

          March 31, 1999              $3.063   $0.500
          June 30, 1999               $1.50    $0.500
          September 30, 1999          $2.625   $0.594

     As of December 17, 1999, the closing price for the Company's common stock was $2.25.

     Effective December 1, 1999, the Company's common stock was delisted from the OTC Bulletin Board as a result of new rules adopted by the NASD, wherein only those companies who are reporting companies pursuant to the Securities Exchange Act of 1934, as amended, are entitled to be listed on said exchange. It is anticipated that upon effectiveness of this registration statement, the Company will cause to be filed a new application to list its common stock for trading on the Bulletin Board. There are no assurances that the Company's application will be approved for trading on the OTC Bulletin Board. As of the date of this registration statement, the Company's common stock is traded only on the "pink sheets" under the symbol "QMCI." Failure to obtain listing of the Company's common stock on the OTC Bulletin Board may have a negative impact on a shareholder's ability to dispose of his shares in the Company. See "Risk Factors."

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     b. Holders. There are two hundred sixty-one (261) holders of the Company's Common Stock, not including those persons who hold their shares in "street name."

     Of the Company's shareholders, ten (10) of the shareholders representing 1,775,000 shares of common stock (10.4% of the Company's issued and outstanding common shares) have executed a "pooling agreement" wherein they have agreed not to sell their respective shares in the Company, except as follows: (i) 25% of their shares may be sold on or after August 2, 2000; (ii) 25% of their shares may be sold on or after November 2, 2000; (iii) 25% of their shares may be sold on or after February 2, 2001; and the balance of their shares may be sold on or after May 2, 2001. As of the date of this registration statement, four (4) other shareholders representing an aggregate of 1,510,000 issued and outstanding common shares of the Company (8.8%) have verbally agreed to these restrictions as well, but have not yet executed the applicable agreement. The restriction on transferability may be released by the Company's Board of Directors, in their sole discretion. The relevant certificates representing the shares have been deposited with the Company's transfer agent.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In August 1999, the Company commenced a private offering of its securities pursuant to the exemption from registration provided by Rule 505 of Regulation D and Regulation S, each promulgated under the Securities Act of 1933, as amended (the "33 Act"). To date in this offering, the Company has sold 1,540,669 shares of common stock at an offering price of $.75 per share and received net proceeds of approximately $1,155,000 therefrom. The total amount of the offering is $2 million. The Company's common stock was sold to one US resident who was an accredited investor (as that term is defined under the 33 Act) and seven non-US residents, including the following:

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     International Cetec Investments, Inc.      133,335
     Clariden Bank                              405,000
     Intercon Ventures Inc.                     133,333
     Fieldstone Services Limited                135,000
     Jirehouse Et Cie                           333,334
     Jeffrey Putnam(1)                           66,667
     Valor Investments Ltd.                     134,000
     Welcome Opportunities Ltd.                 200,000
     ----------
     (1) US resident.

     In July 1999, the Company and QuoteMedia.com, Inc., a Colorado corporation ("Old QMI") engaged in a "reverse merger" pursuant to a definitive agreement. As part of the terms of this transaction, the Company issued an aggregate of 11,000,000 shares of its common stock in exchange for all of the issued and outstanding securities of Old QMI. Following is a list of the Old QMI shareholders and the number of shares each received as a result of the aforesaid transaction:

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     Duane and Bev Nelson                      4,070,000
     Rutherford Asset Management Ltd.            100,000
     Keeva Trust                               3,360,000
     Western Skyline Capital Corp.               325,000
     Choguy Ltd.                                 750,000

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     Torquay Holdings Ltd.                       550,000
     Canasia Data Corp.                          150,000
     Leroy Kramer(1)                             100,000
     CookieJar Investments Ltd.                  400,000
     Joseph Schaefer                              20,000
     Philip Oakes                                 20,000
     Leah K. Lambert                              10,000
     Seija Tyllinen                              150,000
     James Zellner(1)                            100,000
     Ranbir Dhaliwal                             150,000
     Derrick Huston                               50,000
     Rana Charanek                                15,000
     James Kattany(1)                             15,000
     Elizabeth Anderson                           20,000
     Brown Simpson Asset Management. LLC(1)       40,000
     Matfam Holdings Inc.                         50,000
     Paul Holbrook(1)                            100,000
     Allen H. Finalyson                           50,000
     Rolf Dedamm(1)                              100,000
     Wetcoast Capital                             40,000
     Admirality Fund                              40,000
     PMGN Inc.                                   200,000
     Leonard T. Doust                             25,000

     (1)  US resident

     The Company relied upon the exemptions from registration provided by Regulation S, Regulation D and Section 4(2) of the 33 Act. Each shareholder of Old QMI have signed Investment Letters acknowledging that they are experienced in evaluation and investing in securities of companies in the development stage and acknowledges that they are able to fend for himself or herself, can bear the economic risk of the investment and has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment in the relevant securities.

     In December 1998, the Company undertook a private offering of its common stock pursuant to the exemption from registration provided by Rule 504 of Regulation D, promulgated under the 33 Act, wherein it sold an aggregate of 1,250,000 shares at an offering price of $.80 per share and received proceeds of $1 million therefrom. These shares were sold to the following persons, in the amount of shares indicated:

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     Denise Tartaglia                           522,250
     Larry McNabb                               150,000
     CDC Capital, Inc.                          146,000
     EVC Capital, Inc.                          126,250
     Denise Daniels Consulting Corp.            197,000
     Medallion International
       Communications Inc.                      108,500

     Each investor executed subscription documents wherein they represented that they have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of investments generally and of their investment in the relevant shares, they are able to bear the economic risk of the investment with the full understanding that they could lose their entire investment without producing a material adverse change in their standard of living as of the date of their subscription.

     In November 1998, the Company issued 1,250,000 shares of its "restricted" common shares in favor of Skyline Records, Inc. pursuant to the terms of the applicable agreement between the Company and Skyline. Thereafter, this agreement was amended and pursuant to the terms of the amendment, the Company issued an additional 1,250,000 shares of common stock to Skyline. The Company relied upon the exemption from registration afforded by Regulation S promulgated under the 33 Act. The principals of the Company at the time had a preexisting business and personal relationship with the principal of Skyline, which had existed for in excess of three (3) years and the Company believed that this shareholder is considered a "sophisticated" and "accredited" investor based upon Skyline's management previous investment experience. Skyline is a Canadian corporation.

     In June 1997, the Company undertook a private offering of its common stock pursuant to Regulation D, Rule 504 promulgated under the 33 Act, whereby it sold an aggregate of 248,600 (post reverse split) shares of its common stock to the following nine entities at a price of $2.50 per share for aggregate proceeds of $621,500:

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     Denise Ulbarri                              12,000
     Dan J. Tartaglia                            26,400
     CDC Capital Inc.                            60,600
     EVC Capital Inc.                            60,000
     Denise Daniels Consulting Corp.             18,000
     Leroy Kramer                                18,000

                                                 Number
                     Name                      of Shares
                     ----                      ---------

     Medallion International
       Communications Inc.                       42,000
     Andrew I. Telsey                             2,000
     Jim Zellner                                  9,600

     There have been no other issuances of the Company's securities during the previous three year period required to be disclosed pursuant to Item 701 of Regulation SB.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation, incorporate the provisions of the Nevada Corporation Code providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 33 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Nevada, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

Financial Statements.

     The audited financial statements for the fiscal years ended December 31, 1998 and 1997 of the Company are attached to this Registration Statement and filed as a part hereof. See page 43.

     1)  Independent Auditors' Report
     2)  Balance Sheet
     3)  Statement of Operations
     4)  Statement of Cash Flows
     5)  Statement of Stockholders' Equity
     6)  Notes to Financial Statements

     The audited financial statements for the nine month periods ended September 30, 1999 and 1998, are also attached to this Registration Statement and filed as a part hereof. See page 55.

                              QUOTEMEDIA.COM, INC.
                     (formerly Skyline Entertainment, Inc.,
                       Filtered Souls Entertainment, Inc.,
                        International Tasty Fries, Inc.)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                December 31, 1998

                               DUNCAN BUDGE, C.A.
                              CHARTERED ACCOUNTANT
                          Ste. #200 - 120 Lonsdale Ave.
                          North Vancouver, B.C. V7M 2E8
                            Telephone: (604) 990-7718
                            Facsimile: (604) 990-7701


                          INDEPENDENT AUDITOR'S REPORT

The Stockholders and Board of Directors
QUOTEMEDIA.COM, INC.
(formerly Skyline Entertainment, Inc.,
Filtered Souls Entertainment, Inc.,
International Tasty Fries, Inc.)

I have audited the balance sheet of QUOTEMEDIA.COM, INC. (formerly Skyline Entertainment, Inc., Filtered Souls Entertainment, Inc., International Tasty Fries, Inc.) as at December 31, 1998 and the statements operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in accordance with generally accepted accounting principles applied on a consistent basis.

The accompanying financial statements have been prepared assuming that QUOTEMEDIA.COM, INC. (formerly Skyline Entertainment, Inc., Filtered Souls Entertainment, Inc., International Tasty Fries, Inc.) will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established sources of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                        "DUNCAN BUDGE, C.A."
October 6, 1999                                          CHARTERED ACCOUNTANT



                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                as at December 31
                             (United States Dollars)


                                                                   1998
                                                               -----------
ASSETS

CURRENT

     Cash                                                      $       559
     Marketable securities (Note 4)                                153,750
     Accounts receivable                                             1,376
                                                               -----------

                                                                   155,685

Fixed assets (Note 5)                                                1,212
Investments and advances (Note 6)                                1,368,877
                                                               -----------
                                                                 1,525,774
                                                               ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT

     Accounts payable and accruals                                  64,291
     Due to related parties (Note 7)                               109,842
                                                               -----------
                                                                   174,133
                                                               -----------

STOCKHOLDERS' EQUITY

     Capital stock (Note 8)
          Issued                                                     2,351
     Additional paid-in capital                                  4,684,990
     Deficit accumulated during the
          development stage                                     (3,335,700)
                                                               -----------
     "Subsequent Events" (Note 9)                                1,351,641
                                                               -----------
                                                                 1,525,774
                                                               ===========




                               See accompany notes




                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                             Years Ended December 31
                             (United States Dollars)



                                                              1998       1997
                                                            --------   --------
EXPENSES

     Legal and accounting                                   $ 31,077   $  5,725
     Promotion and shareholder relations                       2,099          -
     Management fees                                          30,000     32,000
     Administration fees                                      24,000     27,000
     Office and miscellaneous                                 11,706     10,917
     Regulatory and transfer agent                               990          -
     Depreciation                                                519        742
     Travel and accommodation                                    300     18,529
     Skyline operating expenses                               45,000          -
     Loss on marketable securities                           109,470    460,672
                                                            --------   --------
LOSS FOR THE YEARS                                          $255,161   $555,585
                                                            ========   ========

     Basic and dilutive loss per share                      $  (0.34)  $  (1.46)

     Weighted average number of shares outstanding           753,869    380,691






                             See accompanying notes



                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                             Years Ended December 31
                             (United States Dollars)



                                                          1998        1997
                                                       ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the years                                     $(255,161)  $(555,585)

Adjustments to reconcile loss to net cash used in operating activities

     Depreciation                                            519         742
     Loss on marketable securities                       109,470     460,672
     Issuance of capital stock for services                7,000           -

Changes in non-cash working capital items

     Accounts receivable                                       -         633
     Marketable securities                                68,186       7,922
     Accounts payable and accruals                        19,776    (294,270)
     Due to related parties                               52,809    (217,194)
                                                       ---------   ---------
                                                           2,599    (597,080)
                                                       ---------   ---------
Cash flows from investing activities

     Advances                                           (368,877)          -
                                                       ---------   ---------

Cash flow from financing activities

    Issuance of capital stock for cash                   365,520     597,500
                                                       ---------   ---------

Net increase (decrease) in cash                             (758)        420

Cash, Beginning                                            1,317         897
                                                       ---------   ---------

Cash, Ending                                                 559       1,317
                                                       =========   =========




                             See accompanying notes



                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                             Years Ended December 31
                             (United States Dollars)


                                                                            Deficit
                                       Capital Stock                      Accumulated
                                    -------------------    Additional     During the
                                      Common                 Paid-in      Development
                                      Shares     Amount      Capital         Stage
                                    ----------   -------    ----------    -----------
Balance, December 31, 1996           7,199,494   $ 7,199    $2,710,122    $(2,524,954)

     Shares issued - for cash        4,972,000     4,972       592,528              -
     Loss for the year                       -         -             -       (555,585)
                                    ----------   -------    ----------    -----------

Balance, December 31, 1997          12,171,494    12,171     3,302,650     (3,080,539)

     Reverse stock split 20:1      (11,562,784)  (11,562)       11,562
     Shares issued - for cash          456,900       457       365,063              -
                   - for services       35,000        35         6,965
                   - for investment  1,250,000     1,250                      998,750
     Loss for the year                       -         -             -       (255,161)
                                    ----------   -------    ----------    -----------

Balance, December 31, 1998           2,350,610     2,351     4,684,990     (3,335,700)
                                    ==========   =======    ==========    ===========









                             See accompanying notes

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997


1. HISTORY AND ORGANIZATION OF THE COMPANY

The Company was incorporated as Capital Resources Corporation in August 1983 under the laws of the State of Utah. As a result of a merger in 1986, the company became a Nevada corporation and changed its name to Capital Resources, Inc. Further name changes have occurred as follows:

          QuoteMedia.com, Inc.  (July 1999)
          Skyline Entertainment, Inc.  (March 1999)
          Filtered Souls Entertainment, Inc.  (October 1998)
          International Tasty Fries, Inc.  (April 1995)
          Canadian Tasty Fries, Inc.  (January 1995)
          Videocom International, Inc.  (July 1994)
          Physician's Cybernetic Systems, Inc.  (October 1992)
          Genetic Futures, Inc.  (June 1992)

QuoteMedia.com, Inc. ("QuoteMedia") is in the business of providing stock market information, research and other services via the Internet. See also Note 9d).

2. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principals applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through the acquisition of QuoteMedia.com, Inc. and subsequent financings. As disclosed in Notes 9b) and d), the Company and QuoteMedia have completed financings to provide working capital for future operations.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Fixed Assets

     Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis at a rate of 30% for the computer. In the years of acquisition and disposal, depreciation is calculated at one-half the normal rate.

b) Loss per share

     Financial Accounting Standards No. 128 "Earnings Per Share" require the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income by the weighted average number of shares outstanding during the year. Diluted earnings per share takes into account shares outstanding (computed under basic earnings per share) and potentially dilutive common shares (such as stock options outstanding). The effect of a stock split or reverse split is applied retroactively to preceding periods.

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Stock based compensation

     Statement of Financial Accounting Standards No. 123 "Accounting Per Stock-Based Compensation" encourages, but does not require, to record the compensation cost or stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

d) Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between income for financial statement purposes and income for tax purposes as well as operating loss carryforwards. Deferred tax expenses or recovery result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is likely that some portion of the deferred tax asset will not be realized. Deferred taxes are adjusted for the effects of changes in tax laws and rates.

e) Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as at the year end and the reported amount of revenues and expenses during the year. Actual results may vary from the estimates.

f) New accounting standards

     Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for all fiscal quarters or years beginning after June 15, 1999. The Company does not anticipate that adoption of the statement will have a significant impact on its financial statements.

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5: "Reporting the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The statement is effective for fiscal years beginning after December 15, 1998. The company does not anticipate that the statement will have a significant impact on its future financial statements.

4. MARKETABLE SECURITIES

                                                1998
                                                ----
          Tasty Fries, Inc.
               number of shares              375,000
               recorded value               $153,750

Tasty Fries, Inc., a U.S. corporation trades on the OTC Bulletin Board.

Tasty Fries, Inc. owns the right to manufacture, distribute and sell a fully automated french fry vending machine. In addition to acquiring the above shares in Tasty Fries, Inc. during 1995, the company was interested in become involved in the business. The company was granted the distribution rights for 15 European Countries. Consideration is only payable to Tasty Fries, Inc. at the time vending machines are ordered and delivered. To date, no business has evolved from this distributorship agreement.

5. FIXED ASSETS

                                               1998
                                               ----
          Computer
              Cost                           $2,909
              Accumulated Depreciation        1,697
                                             ------
              Net Value                      $1,212
                                             ======

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997

6. INVESTMENT AND ADVANCES

Cash Advances                                                       $368,877
Shares Issued - 1,250,000 at a deemed price of $0.80 per share     1,000,000
                                                                   ---------
Total                                                             $1,368,877
                                                                  ==========

On October 6, 1998, the Company entered into an agreement with Skyline Records, Inc. of San Diego, California under which the Company was to earn a 50% interest in net revenues (after artists' royalties) from sales proceeds of music albums being produced and distributed by Skyline.

The agreement and amendments required the Company to pay $500,000 and issue 1,250,000 common shares. To December 31, 1998, the Company has advanced $362, 877 and has issued the 1,250,000 shares. The balance of advances owing, $131,123 were advanced subsequently.

Subsequent to year-end, the Company and Skyline entered into an agreement under which the Company could participate in future music albums on the same 50% basis as detailed above in consideration for the Company issuing an additional 1,250,000 post reverse split common shares. These shares were issued on July 2, 1999 at a deemed price of $0.80 per share ($1,000,000).

On July 2, 1999, the company and Skyline entered into an agreement to terminate the above agreements. All of the Company's interests under prior agreements revert to Skyline and Skyline relieves the Company of any obligations under the agreements. As consideration, Skyline is required to pay the Company a total of $3,000,000. The money is to be paid from time to time from Skyline's net revenues derived from the sales of albums as detailed in the above agreements.

7. RELATED PARTY TRANSACTIONS

a) Management and Administration Fees

     The company paid management fees and administration fees to directors and officers and to corporations controlled by directors and officers as follows:

                       Management fees        Administration fees
                       ---------------        -------------------
                              $                        $
       1998                30,000                   24,000
       1997                32,000                   27,000

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997


7. RELATED PARTY TRANSACTIONS  (Continued)

b) Due to the related parties

     Amounts owing to related parties are unsecured, non-interest bearing and due on demand.

8. CAPITAL STOCK

a) Authorized share capital

      400,000 Series A-1 preferred, $0.001 par value
      1,036,500 Series A-11 preferred, $0.001 par value
      8,563,000 non-designated preferred, $0.001 par value
      50,000,000 common shares, $0.001 par value

b) Issued share capital

      Preferred, Series A-1, A-11 and non-designated, none issued
      Common -     December 31, 1998     2,350,610

c) Additional paid-in capital

     The excess of proceeds received for common shares over their par value of $0.001 is credited to additional paid in capital.

d) Reverse Stock Split

     On October 6, 1998, the Board of Directors approved a 20:1 reverse split of the Company's common stock. The issued common shares at that time, 12,171,494 were consolidated into 608,710 common shares.

9. SUBSEQUENT EVENTS

a) Change of Name

     On March 8, 1999, the Company changed its name to Skyline Entertainment, Inc.. Subsequently, in conjunction with a planned reorganization and merger with QuoteMedia.com, Inc., the Company has changed its name to QuoteMedia.com, Inc.

                              QUOTEMEDIA.COM, INC.
                 (formerly Skyline Entertainment, Inc., Filtered
           Souls Entertainment, Inc., International Tasty Fries, Inc.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1997

9. SUBSEQUENT EVENTS (Continued)

b) Share Capital Issued

     The Company has completed a series of private placements of common shares totalling 793,100 shares at $0.80 per share (total proceeds of $634,480). In addition, on July 2, 1999, the Company issued 1,250,000 shares at a deemed value of $0.80 per share ($1,000,000) to Skyline Records, Inc. pursuant to the October 6, 1998 joint venture agreement. 4, 393,710 common shares are now outstanding.

c) Investment and Advances

     The company's agreements were amended and a termination agreement was entered into with Skyline Records, Inc. as detailed in Note 6.

d) QuoteMedia.com, Inc.

     On July 14, 1999, The Company announced that it had entered into an agreement to acquire the assets of QuoteMedia.com, Inc. QuoteMedia is in the business of providing stock market information, research and other services via the Internet. Consideration for the acquisition is the issuance of 11,000,000 common shares of the Company. The Company has changed its name to QuoteMedia.com, Inc. During 1999, QuoteMedia has raised $1,155,501 through a private placement of its shares.

10. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              QUOTEMEDIA.COM, INC.

                              FINANCIAL STATEMENTS

                               September 30, 1999

                               DUNCAN BUDGE, C.A.
                              CHARTERED ACCOUNTANT
                          Ste. #200 - 120 Lonsdale Ave.
                          North Vancouver, B.C. V7M 2E8
                            Telephone: (604) 990-6680
                            Facsimile: (604) 990-7701

                          INDEPENDENT AUDITOR'S REPORT


The Stockholders and Board of Directors
QUOTEMEDIA.COM, INC.

I have audited the balance sheet of QUOTEMEDIA.COM, INC. as at September 30, 1999 and the statements operations, stockholders' equity and cash flows for the period from date of incorporation, June 28, 1999 to September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and the results of its operations and its cash flows for the period from the date of incorporation, June 28, 1999 to September 30, 1999, in accordance with generally accepted accounting principles applied on a consistent basis.

The accompanying financial statements have been prepared assuming that QUOTEMEDIA.COM, INC. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established sources of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                                        "DUNCAN BUDGE, C.A."
December 10, 1999                                          CHARTERED ACCOUNTANT



                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                               as at September 30

                             (United States Dollars)



                                                                       1999
                                                                    ---------
ASSETS

CURRENT

     Cash and cash equivalents                                      $ 612,904
     Marketable securities (Note 4)                                   102,500
     Accounts receivable                                                2,306
                                                                    ---------
                                                                      717,710

Fixed assets (Note 5)                                                   1,965

Investments and advances (Note 6)                                     241,783
                                                                    ---------
                                                                      961,458
                                                                    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT

     Accounts payable and accruals                                     28,455
     Due to related parties (Note 7)                                  246,093
                                                                    ---------
                                                                      274,548
                                                                    ---------

STOCKHOLDERS' EQUITY

     Capital stock issued (Note 8)                                      5,416
     Additional paid-in capital                                       870,541
     Deficit                                                         (189,047)
                                                                    ---------

     "Subsequent Events" (Note 9)                                     686,910
                                                                    ---------
                                                                      961,458
                                                                    =========










                             See accompanying notes



                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
      Period from Date of Incorporation June 28, 1999 to September 30, 1999
                             (United States Dollars)



                                                                      1999
                                                                   ----------
REVENUE
     Interest                                                      $      118
                                                                   ----------

EXPENSES
     Consulting fees                                                   24,306
     Corporate finance                                                124,035
     Depreciation                                                         134
     Website content fees                                              22,500
     Development costs                                                 13,798
     Legal and accounting                                              28,354
     Marketing and business development                                 7,320
     Office and miscellaneous                                         (38,945)
     Regulatory and transfer agent                                      2,253
     Telephone                                                          1,956
     Travel and accommodation                                           3,454
                                                                   ----------
                                                                      189,165
                                                                   ----------

LOSS FOR THE PERIOD                                                  (189,047)
                                                                   ==========

     Basic loss per share                                              $(0.01)

     Diluted loss per share                                            $(0.01)

     Weighted average number of shares outstanding

             - basic                                               15,678,014

             - diluted                                             16,278,014















                             See accompanying notes




                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
      Period from Date of Incorporation June 28, 1999 to September 30, 1999
                             (United States Dollars)


                                                                      1999
                                                                    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period                                                 $(189,047)

Adjustments to reconcile loss to net cash used in operating activities

     Depreciation                                                         134
     Issuance of capital stock for services                           120,000

Changes in non-cash working capital items

     Accounts payable                                                 (34,639)
     Due to related parties                                           (39,645)
                                                                    ---------
                                                                     (143,197)
                                                                    ---------

Cash flow from investing activities

     Cash acquired in acquisition of subsidiary                         1,100
                                                                    ---------

Cash flow from financing activities

     Issuance of capital stock for cash                               755,001
                                                                    ---------


Net increase in cash                                                  612,904

Cash, Beginning                                                             -
                                                                    ---------

Cash, Ending                                                          612,904
                                                                    =========

Cash represented by

     Bank accounts                                                    112,786
     Money market fund                                                500,118
                                                                    ---------

                                                                      612,904
                                                                    =========




                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDER' EQUITY

     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


                                         Capital Stock
                                     ---------------------    Additional
                                       Common                   Paid-in
                                       Shares       Amount      Capital         Deficit
                                     ----------    -------     ----------      ----------
Balance, July 13, 1999                4,393,710      4,394      6,317,427      (3,624,835)

Elimination of deficit
and net assets of Quotemedia.com,
Inc., as at date of acquisition               -     (3,294)    (6,317,427)      3,624,835

                                     ----------    -------     ----------      ----------

                                      4,393,710      1,100              -               -

Shares issued - for cash              1,006,668      1,006        753,995               -

Shares issued
- acquisition of
QuoteMedia.com Inc.                  11,000,000     11,000              -               -

Shares issued - for services            160,000        160        119,840               -

Transfer to par value                         -      3,294         (3,294)              -

Loss for the period                           -          -              -        (189,047)
                                     ----------    -------     ----------      ----------

Balance, September 30, 1999          16,560,378     16,560        870,541        (189,047)
                                     ==========    =======     ==========      ==========


                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


1. HISTORY AND ORGANIZATION OF THE COMPANY

The Company (QuoteMedia.com Inc.) was incorporated June 28, 1999 under the laws of the State of Colorado.

On July 14, 1999, the Company entered into a plan of reorganization and plan of merger with Skyline Entertainment, Inc. (Skyline). Skyline was incorporated as Capital Resources Corporation in August 1983 under the laws of the State of Utah. As a result of a merger in 1986, the company became a Nevada corporation and changed its name to Capital Resources, Inc. Further name changes have occurred as follows:

          QuoteMedia.com, Inc.  (July 1999)
          Skyline Entertainment, Inc.  (March 1999)
          Filtered Souls Entertainment, Inc.  (October 1998)
          International Tasty Fries, Inc.  (April 1995)
          Canadian Tasty Fries, Inc.  (January 1995)
          Videocom International, Inc.  (July 1994)
          Physician's Cybernetic Systems, Inc.  (October 1992)
          Genetic Futures, Inc.  (June 1992)

QuoteMedia.com, Inc. ("QuoteMedia") is in the business of providing stock market information, research and other services via the Internet.

On July 14, 1999, Skyline issued 11,000,000 common shares to acquire 100% of the issued and outstanding shares of QuoteMedia. This issuance represented approximately 72% of the issued and outstanding shares of Skyline. As a result, the selling shareholders of QuoteMedia have become the controlling shareholders of Skyline. This transaction, under which control of the parent company passes to the former shareholders of the subsidiary, is accounted as a reverse takeover.

Under reverse takeover accounting, the cost of the acquisition of QuoteMedia has been recorded using the purchase method, with QuoteMedia (the legal subsidiary) being recognized as the parent for accounting purposes.

Under the July 14,  1999  agreement,  immediately  after the  reverse  takeover,
QuoteMedia   was  merged  into   Skyline,   with  Skyline  being  the  surviving
corporation. Skyline's name was then changed to QuoteMedia.com, inc.

2. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principals applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


2. GOING CONCERN (continued)

During the period, the Company raised $755,001 through share capital financings and as disclosed in Note 9 a), an additional $400,500 has been raised subsequent to September 30, 1999.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Fixed Assets

     Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis at a rate of 30% for the computer. In the years of acquisition and disposal, depreciation is calculated at one-half the normal rate.

b) Loss per share

     Financial Accounting Standards No. 128 "Earnings Per Share" require the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income by the weighted average number of shares outstanding during the year. Diluted earnings per share takes into account shares outstanding (computed under basic earnings per share) and potentially dilutive common shares (such as stock options outstanding). The effect of a stock split or reverse split is applied retroactively to preceding periods.

c) Stock based compensation

     Statement of Financial Accounting Standards No. 123 "Accounting Per Stock-Based Compensation" encourages, but does not require, to record the compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

d) Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between income for financial statement purposes and income for tax purposes as well as operating loss carry forwards. Deferred tax expenses or recovery result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is likely that some portion of the deferred tax asset will not be realized. Deferred taxes are adjusted for the effects of changes in tax laws and rates.

                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as at the year end and the reported amount of revenues and expenses during the year. Actual results may vary from the estimates.

f) New accounting standards

     Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and hedging activities and is effective for all fiscal quarters or years beginning after June 15, 1999. The Company does not anticipate that adoption of the statement will have a significant impact on its financial statements.

g) Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5: "Reporting the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The statement is effective for fiscal years beginning after December 15, 1998. The company does not anticipate that the statement will have a significant impact on its future financial statements.

4. MARKETABLE SECURITIES
                                                               1999
                                                             --------

            Tasty Fries, Inc.
              number of shares                                250,000
              recorded value                                 $102,500

Tasty Fries, Inc., a U.S. corporation trades on the OTC Bulletin Board.

Tasty Fries, Inc. owns the right to manufacture, distribute and sell a fully automated French fry vending machine. In addition to acquiring the above shares in Tasty Fries, Inc. during 1995, the company was interested in become involved in the business. The company was granted the distribution rights for 15 European Countries. Consideration is only payable to Tasty Fries, Inc. at the time vending machines are ordered and delivered. To date, no business has evolved from this distributorship agreement.

                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


5. FIXED ASSETS
                                                       1999
                                                      ------
      Computer
            Cost                                      $4,065
            Accumulated Depreciation                   2,100
                                                      ------
            Net Value                                 $1,965
                                                      ======

6. INVESTMENT AND ADVANCES

Cash Advances                                                   $ 938,913
Shares Issued - 2,500,00 at a deemed price of $0.80 per share   2,000,000
                                                                ---------
                                                                2,983,913

Write down recorded on July 14, 1999                           (2,697,130)
                                                                ---------
Total                                                           $ 241,783
                                                                =========

On October 6, 1998, the Company entered into an agreement with Skyline Records, Inc. of San Diego, California under which the Company was to earn a 50% interest in net revenues (after artists' royalties) from sales proceeds of music albums being produced and distributed by Skyline.

The agreement and amendments required the Company to pay $500,000 and issue 1,250,000 common shares.

In March, 1999, the Company and Skyline entered into an agreement under which the Company could participate in future music albums on the same 50% basis as detailed above in consideration for the Company issuing an additional 1,250,000 post reverse split common shares. These shares were issued on July 2, 1999 at a deemed price of $0.80 per share ($1,000,000).

On July 2, 1999, the company and Skyline entered into an agreement to terminate the above agreements. All of the Company's interests under prior agreements revert to Skyline and Skyline relieves the Company of any obligations under the agreements. As consideration, Skyline is required to pay the Company a total of $3,000,000. The money is to be paid from time to time from Skyline's net revenues derived from the sales of albums as detailed in the above agreements.

7. RELATED PARTY TRANSACTIONS

a) Management and Administration Fees

     The company paid $24,306 in consulting to directors and officers and to corporations controlled by directors and officers.

                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


7. RELATED PARTY TRANSACTIONS (continued)

b) Due to the related parties

     Amounts owing to related parties are unsecured, non-interest bearing and due on demand. See Note 9 c)

8. CAPITAL STOCK

a) Authorized share capital

         400,000          Series A-1 preferred, $0.001 par value
       1,036,500          Series A-11 preferred, $0.001 par value
       8,563,000          non-designated preferred, $0.001 par value
      50,000,000          common shares, $0.001 par value

b) Issued share capital

      Preferred, Series A-1, A-11 and non-designated, none  issued
      Common - September 30, 1999              16,560,378 (See Note 9 a)

c) Additional paid-in capital

     The excess of proceeds received for common shares over their par value of $0.001 is credited to additional paid in capital.

d) Stock options outstanding

       Number            Exercise Price           Expiry Date
      -------            --------------         ---------------
      200,000                 $0.75             August 11, 2004
      400,000                 $1.27             August 11, 2009
      -------
      600,000

Additional options were subsequently granted. See Note 9 b)

9. SUBSEQUENT EVENTS

a) Share Capital Issued

     The Company has completed a series of private placements of common shares totalling 534,001 shares at $0.75 per share (total proceeds of $400,500).

                              QUOTEMEDIA.COM, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
     Period from Date of Incorporation, June 28, 1999 to September 30, 1999


9. SUBSEQUENT EVENTS (Continued)

b) Stock Options

     During November, 1999, the Company has granted additional stock options as follows:

       Number            Exercise Price           Expiry Date
      -------            --------------         ----------------
      325,000                $1.85              November 8, 2009
       75,000                $1.68              November 8, 2004
      -------
      400,000

c) Due to related parties

     Subsequent to September 30, 1999, $49,000 in amounts owing to related parties has been forgiven.

10. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                    PART III

Item 1.  Exhibit Index

No.
---                                                                  Sequential
                                                                      Page No.
                                                                      --------

     (3)  Articles of Incorporation and Bylaws

3.1          Articles of Merger Between Physician
               Cybernetic System, Inc. and Genetic
               Futures, Inc.                                             70

3.2          Articles of Amendment to Articles of
               Incorporation                                             78

3.3          Amended and Restated Articles of
               Incorporation                                             81

3.4          Certificate of Amendment to Articles
               of Incorporation                                          94

3.5          Certificate of Amendment to Articles
               of Incorporation                                          96

3.6          Certificate of Amendment to Articles
               of Incorporation                                          99

3.7          Certificate of Amendment to Articles
               of Incorporation                                         101

3.8          Articles of Merger Between Skyline
               Entertainment, Inc. and Quotemedia.com,
               Inc.                                                     103

3.9          Bylaws                                                     106

     (4)  Instruments Defining the Rights of Holders

4.1          Form of "Pooling Agreement" Executed
               by certain of the Company's Shareholders                 123

     (10) Material Contracts

10.1         Agreement and Plan of Reorganization
               between the Company and Old QMI                          144

10.2         Employment Agreement between the Company
               and R. Keith Guelpa                                      172

No.
---                                                                  Sequential
                                                                      Page No.
                                                                      --------

10.3         Employment Agreement between the Company
               and Keith Randall                                        176

10.4        Employment Agreement between the Company
               and Duane Nelson                                         179

     (27) Financial Data Schedule

27.1         Financial Data Schedule                                    183

                                                    SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   QUOTEMEDIA.COM, INC.
                                   (Registrant)

                                   Date:  December 21, 1999


                                   By: s\ R. Keith Guelpa
                                      ----------------------
                                      R. Keith Guelpa,
                                      President

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.1
                            -------------------------

                               ARTICLES OF MERGER

                    BETWEEN PHYSICIAN CYBERNETIC SYSTEM, INC.

                            AND GENETIC FUTURES, INC.
                            -------------------------

                                 STATE OF NEVADA

                               DEPARTMENT OF STATE





     I, CHERYL A. LAU, the duly qualified and elected Secretary of the State of Nevada, do hereby certify that there was filed in this office on August 19, 1992.


                               ARTICLES OF MERGER


                                     merging


                        PHYSICIAN CYBERNETIC SYSTEM, INC.
                             (A Nevada Corporation)


                                      into


                              GENETIC FUTURES, INC.
                             (A Nevada Corporation)


                                 name changed to


                       PHYSICIAN'S CYBERNETIC SYSTEM, INC.
                             (a Nevada Corporation)





                        IN WITNESS WHEREOF, I have hereunto set my hand

                           and affixed the Great Seal of State, at my office, in

                           Carson city, Nevada, this    Nineteenth        day of

                                August          , A.D., 19 92.


                                 s/Cheryl A. Lau
                           -----------------------------------------------------
                                                              Secretary of State


                           By  s/Deborah M. Farmer
                              --------------------------------------------------

           FILED
   IN THE OFFICE OF THE
 SECRETARY OF STATE OF THE
    STATE OF NEVADA               ARTICLES OF MERGER

      AUG 19 1992                   BY AND BETWEEN
Cheryl A. Lau, Secretary of State
   s/Cheryl A. Lau  GENETIC FUTURES, INC., (A NEVADA CORPORATION)
     No. 7038-92                          AND
            PHYSICIAN CYBERNETIC SYSTEM, INC., (A NEVADA CORPORATION)

                                         AND

                     AMENDMENT TO THE ARTICLES OF INCORPORATION
                                         OF
                                GENETIC FUTURES, INC.

     Pursuant Nevada Revised Statutes, a Special Meeting of the Shareholders representing a majority of shares of Record, (being more than 50%) of Genetic Futures, Inc., a Nevada corporation, which shares are fully paid and validly issued and outstanding on the books of the corporation was held on August 4, 1992, there being 7,545,000 shares issued and outstanding entitled to vote (pre-merger), a majority of the shareholders of record voted either by proxy or in person 6,258,840 shares FOR, which represents 83%, with 0 shares AGAINST, to acquire 123,729 common shares of outstanding stock of Physician Cybernetic System, Inc., a Nevada corporation through a stock exchange as described in a definitive "Plan of Reorganization and Acquisition Agreement", which has been executed between the parties, and to complete a merger by and between Genetic Futures, Inc., and Physician Cybernetic System, Inc., wherein Genetic Futures, Inc., would be the survivor corporation but would amend the First Article of its Articles of Incorporation as agreed between the parties, changing its name to Physician's Cybernetic System, Inc..

     GENETIC FUTURES, INC., hereinafter referred to as GENETIC- NV, or the Company, by a majority of its Directors and approval of a majority of its Shareholders and PHYSICIAN CYBERNETIC SYSTEM, INC., hereinafter referred to as PHYSICIAN-NV, by a majority of its shareholders and Directors thereof, do agree to a merger upon the following terms and conditions;

     WHEREAS, GENETIC-NV has authorized capital stock as described in its Articles of Incorporation as adopted; and

     WHEREAS, PHYSICIAN-NV has authorized capital stock as described in its articles of incorporation as adopted; and

     WHEREAS, the principal office of PHYSICIAN-NV in the State of Nevada is located at 821 Riverside Drive, Reno, Nevada, and Oliver Merservy, is the registered agent of PHYSICIAN-NV upon whom service of process for PHYSICIAN-NV may be received within the State of Nevada; and

                                        1

     WHEREAS, the principal office of GENETIC-NV in the State of Nevada is located at 3172 N. Rainbow Blvd., Suite 101, Las Vegas, NV. 89108, and R.A. LeStourgeon, is the registered agent of GENETIC-NV upon whom service of process for GENETIC-NV may be received within the State of Nevada; and

     WHEREAS, the Board of Directors of PHYSICIAN-NV and GENETIC- NV, respectively, deem it advisable and generally to the advantage and welfare of the two corporate parties and their respective shareholders that PHYSICIAN-NV merge into GENETIC-NV under and pursuant to the Provisions of Nevada Revised Statutes, wherein both PHYSICIAN-NV and GENETIC-NV consent as follows:

     The SURVIVING CORPORATION, as in this case, GENETIC-NV, is to be governed by the laws of the State of Nevada, and shall comply with the provisions of Nevada Revised Statutes as amended pertaining to corporations, and the provisions and statutes of other states to which it may be subject.

     NOW THEREFORE, in consideration of the premises and of the mutual agreement herein contained and of the mutual benefits provided, it is agreed by and between the parties hereto as follows:

     1. MERGER. PHYSICIAN-NV shall be and it hereby is merged into GENETIC-NV.

     2. EFFECTIVE DATE. These Articles of Merger shall comply with the Statutes of the State of Nevada and become effective immediately upon filing of the same, and the approval thereof with the Secretary of State of Nevada, at the time of such effectiveness, hereinafter called the Effective Date.

     3. SURVIVING CORPORATION. GENETIC-NV shall survive the merger herein contemplated and shall continue to be governed by the laws of the State of Nevada, but the separate existence of PHYSICIAN-NV shall cease forthwith upon the Effective Date, or when cleared with the Secretary of the State of Nevada.

     4. AUTHORIZED CAPITAL. The authorized capital stock of GENETIC-NV following the Effective date shall be that as described in its Articles of Incorporation, unless or until the same may be amended by a majority of shareholders, in accordance with the laws of the State of Nevada.

     5. CERTIFICATE OF INCORPORATION. The Certificate of Incorporation, shall be the Certificate of Incorporation of GENETIC-NV following the Effective Date unless and until the same shall be amended or repealed in accordance with the provisions thereof, and include all rights or powers of whatsoever nature conferred with such Certificate of Incorporation upon any shareholder or director or officer of GENETIC-NV or upon any other

                                        2
person whomsoever are subject to this reserve power. Such Certificate of Incorporation shall constitute the Certificate of Incorporation of GENETIC-NV separate and apart from these Articles of Merger and amy be separately certified as the Certificate of Incorporation of GENETIC-NV.

     6. BY-LAWS. The Corporate By-Laws shall be the By-Laws as adopted by the Board of Directors of GENETIC-NV following the Effective Date unless and until the same shall be amended or repealed in accordance with the provisions thereof.

     7. FURTHER ASSURANCE OF TITLE. If at any time GENETIC-NV shall consider or be advised that any acknowledgements or assurances in law or other similar actions are necessary or desirable in order to acknowledge or confirm in and to GENETIC-NV any right, title, or interest in PHYSICIAN-NV held immediately prior to the Effective Date, then PHYSICIAN-NV and its proper officers and directors shall and will execute and deliver all such acknowledgements or assurances in law and do all things necessary or proper to acknowledge or confirm such right, title of interest in PHYSICIAN-NV as shall be necessary to carry out the purposes of these Articles of Merger with GENETIC-NV and the proper officers and directors thereof are fully authorized to take any and all such action in the name of GENETIC-NV or otherwise.

     8. RETIREMENT OF STOCK CERTIFICATES. Forthwith upon the Effective Date, all blank common stock certificates held by the Transfer Agent of PHYSICIAN-NV shall be void or destroyed and no shares of Common Stock or other securities of PHYSICIAN-NV shall be issued in respect thereof.

     9. CONVERSION OF OUTSTANDING STOCK OF PHYSICIAN-NV. As consideration, in exchange for the assets and stockholder interests transferred by PHYSICIAN-NV through this merger, GENETIC-NV will exchange, issue and deliver to PHYSICIAN-NV and or it's shareholders or assignees as directed, the number of shares of various type, class and series as described in the definitive "Plan of Reorganization and Acquisition Agreement" as executed between the parties. All shares of stock when exchanged shall be deemed as fully paid, non-assessable, and authorized on the corporate books of GENETIC-NV.

     10. RETIREMENT OF TREASURY STOCK. Forthwith upon the Effective Date, shares of Common Stock of PHYSICIAN-NV held in the Treasury of PHYSICIAN-NV, if any, on the Effective Date, shall be retired and no shares of common stock or any other securities of PHYSICIAN-NV shall be issued in respect thereof.

     11. BOOK ENTRIES. The merger contemplated hereby shall be treated as a pooling of interests and as of the Effective Date, entries shall be made upon the books of GENETIC-NV in accordance with the terms of this Agreement.

                                        3

     12. BOARD OF DIRECTORS AND OFFICERS. The members of the first Board of Directors and the officers of GENETIC-NV immediately after the Effective date of the merger shall be those persons who were nominated by the Board of Directors respectively of PHYSICIAN-NV. as elected by a majority of the shareholders of GENETIC-NV at the Special Meeting of Shareholders of GENETIC-NV, held August 4, 1992, and such persons shall serve in such offices, respectively, for the terms provided in the Articles of Incorporation of GENETIC-NV or in the By-Laws of GENETIC-NV, or until their successors are duly appointed and qualified.

     13. VACANCIES. If, upon the Effective Date or thereafter, a vacancy shall exist in the Board of Directors or in any or the officers of GENETIC-NV as the same are specified above, such vacancy shall thereafter be filled by appointment and majority approval in the manner provided by in the Articles and the ByLaws of GENETIC-NV.

     14. TERMINATION. These Articles of Merger may be terminated and abandoned by action of the Board of Directors of GENETIC-NV at any time prior to the Effective Date, whether before or after approval of the shareholders of the two corporate parties hereto, for cause due to misrepresentation if any, related thereto.

     15. AUTHORIZATION. These Articles of Merger were duly authorized by the directors of GENETIC-NV and PHYSICIAN-NV, and were subject to a majority vote of the directors and shareholders of GENETIC-NV and PHYSICIAN-NV at a meeting held on August 4, 1992.

     16. AMENDMENT TO THE FIRST ARTICLE OF INCORPORATION OF GENETIC FUTURES, INC., a Nevada Corporation, being the SURVIVOR of these ARTICLES OF MERGER, having agreed to the above described actions and pursuant to majority approval at said Special Meeting of the Shareholders of GENETIC-NV, and a majority of shareholders of PHYSICIAN-NV, held according to Nevada Revised Statutes, therefore, Genetic Futures, Inc., does by these presents:

     Amend its First Article of its Articles of Incorporation, changing its corporate name as follows:

FIRST:   Name.

The name of the corporation is:


                       PHYSICIAN'S CYBERNETIC SYSTEM, INC.






                                        4

IN WITNESS WHEREOF, each of the corporate parties hereto, pursuant to authority duly granted by the Board of Directors and a majority of each company's shareholders, has caused these Articles of Merger between GENETIC-NV and PHYSICIAN-NV, and the Amendment of the First Article of the Articles of Incorporation of GENETIC-NV, to be executed by its respective Secretary and President on the dates first indicated below.

Signed and Agreed on the date(s) as first show below.


Date   8-11-92                Date  8-18-92
    ------------------            -------------------

GENETIC FUTURES, INC.         PHYSICIAN CYBERNETIC SYSTEM, INC.
(a Nevada corporation)        (a Nevada corporation)



s/Charles L. King             s/John Young
---------------------------   ------------------------------
President                     President


s/Carle T. Wise               s/Chad Nintze
---------------------------   ------------------------------
Secretary                     Secretary



STATE OF OHIO                 )
                              :       ss
COUNTY OF KNOX                )

     These Articles of Merger by and between GENETIC FUTURES, INC., a Nevada corporation, and PHYSICIAN CYBERNETIC SYSTEM, INC., a Nevada corporation, and amendment to the First Article of the Articles of Incorporation of GENETIC FUTURES, INC., has been acknowledged before me this 11th day of August, 1992, by Carle T Wise, and Charles L King, who have each sworn and stated that they are the respective President and Secretary of GENETIC FUTURES, INC., that they have executed the aforementioned document on behalf of GENETIC FUTURES, INC., as set forth under their respective signatures.


                                   s/Lois A. Badger
                                   ------------------------------
                                   Notary Public

                                   Lois A. Badger
                                   Notary Public, State of Ohio
                                   My commission expires 7-25-94

                                        5

STATE OF COLORADO      )
                       :       ss
COUNTY OF DENVER       )

     This Articles of Merger by and between GENETIC FUTURES, INC., a Nevada corporation, and PHYSICIAN CYBERNETIC SYSTEM, INC., a Nevada corporation, and the Amendment to the First Article of the Articles of Incorporation of GENETIC FUTURES, INC., has been acknowledged before me this 18th day of August, 1992, by John Young, and Chad Nintze, who have each sworn and stated that they are the respective President and Secretary of PHYSICIAN CYBERNETIC SYSTEM, INC., and that they have executed the aforementioned document on behalf of PHYSICIAN CYBERNETIC SYSTEM, INC., as set forth under their respective signatures.


                                   s/Phyllis J. Aragen
                                   ------------------------------
                                   Notary Public

My commission expires  12/25/93   ,
                      ------------
Residing at _______________________

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.2
                            -------------------------

                              ARTICLES OF AMENDMENT

                          TO ARTICLES OF INCORPORATION
                            -------------------------

                                          FILING FEE: $75.00 DF C601419
                                          EXPEDITE #E029361
                                          WHIT LUND
             FILED                        C/O WASATCH SUMMIT REALTY
     IN THE OFFICE OF THE                 255 MAIN, STE. D-2
   SECRETARY OF STATE OF THE              PARK CITY, UT  84060
        STATE OF NEVADA

          OCT 08 1992

Cheryl A. Lau, Secretary of State
         s/Cheryl A. Lau
---------------------------------
No.   7038-92
   ------------------------------
                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                       PHYSICIAN'S CYBERNETIC SYSTEM, INC.

     On the 30th day of September , 1992,  pursuant to Nevada  Revised  Statutes
78.320 and other applicable NRS, a Special Meeting of Shareholders of Physician's Cybernetic System, Inc., a Nevada corporation was called. In person or by proxy, there were present, sufficient shares voted, representing a majority of shares of record (being more than 50%) of the shares outstanding of the corporation, said shares being fully paid, validly issued and outstanding on the books of the corporation.

     Whereas, there are 6,553,000 Common shares (entitled to one vote per each outstanding share, and Whereas, there are 400,000 shares outstanding of Series A-I Preferred Stock (entitled to 75 votes per each outstanding share) and Whereas, there are 1,036,500 shares outstanding of Series A-II Preferred Stock (entitled to one vote per each outstanding share; Thereafter, 6,148,500 Common shares were voted in the affirmative representing 93% of the Common shares outstanding being a majority, thereafter, 400,000 Series A-I Preferred shares representing 100% of the outstanding shares of said class, were vote in the Affirmative; thereafter, 1,036,500 Series A-II Preferred shares representing 100% of the outstanding shares of said class were voted in the Affirmative, and there were -0- shares Against, to Amend the FIRST Article of the Articles of Incorporation as to the Corporate name.

     Therefore, the Corporation does by these presents Amend the FIRST Article of the Articles of Incorporation as the corporate name as follows:

                                   FIRST: Name

     The name of the corporation is:

                      PHYSICIAN'S CYBERNETIC SYSTEMS, INC.

Dated this 30th day of September, 1992.
                                   s/R. Chad Nintze
                                   ------------------------------
                                   R. Chad Nintze, Secretary

     I, John Young, President of Physician's Cybernetic System, Inc., formerly known as Genetic Futures, Inc., do hereby swear and affirm that the Articles of Amendment to the Articles of Incorporation as stated above are true and correct as approved by a majority of shareholders on September 30, 1992, and executed by the Corporate Secretary on behalf of the Corporation.

Dated this 30th day of September, 1992.


                                   s/John Young
                                   ------------------------------
                                   John Young, President


State of Colorado  )
                   :ss
County of Denver   )

     The undersigned Notary Public certifies, deposes, and states that John Young, and R. Chad Nintze, have each sworn and stated that the above is a true and correct Amendment to the Articles of Incorporation of Physician's Cybernetic System, Inc., and that they have executed the aforementioned Amendment on behalf of the Corporation this 30th day of September, 1992.


                                   s/Phylis J. Aragon
                                   ------------------------------

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.3
                            -------------------------

                              AMENDED AND RESTATED

                            ARTICLES OF INCORPORATION
                            -------------------------

              AMENDED AND RESTATED ARTICLES                 FILED
        OF INCORPORATION FOR A NEVADA CORPORATION    IN THE OFFICE OF THE
                                                  SECRETARY OF STATE OF THE
                                                        STATE OF NEVADA
                                                           JUL 18 1994
                                               Cheryl A. Lau, Secretary of State
                                                             7038-92
1.  Name of corporation    Physician's Cybernetic Systems, Inc.
                        --------------------------------------------------------
2.  Date of adoption of Amended and Restated Articles           June 15, 1994
                                                      --------------------------
3.  If the articles were amended,  please  indicate what changes have been made:
    (a) Was there a name change? Yes X No If yes, what is the new name?
                                      ---    ---
        Videocom International, Inc.
    ----------------------------------------------------------------------------
    (b)  Did you change the resident agent?  Yes X    No     If  yes,  please
    indicate the new resident agent and address.                 ---    ---

    State Agent and Transfer Syndicate, Inc.
    311 N. Carson Street
    Carson City, Nevada  89701
    Please attach the resident agent acceptance certificate.
    (c)  Did you change the purposes? Yes    No X    Did you add Banking?
         Gaming?     Insurance?    None of these? X
                ---            ---               ---
    (d) Did you  change the capital stock?  Yes    No X If yes,  what is the new
     capital stock?                            ---   ---

         -----------------------------------------------------------------------
    (e) Did you change the directors? Yes X   No    If yes, indicate the change:
                                         ---     ---
          New directors:  See Attached List.
         -----------------------------------------------------------------------
    (f)  Did you add the directors liability provision?   Yes     No X
                                                             ---    ---
    (g) Did you change the period of existence? Yes     No X     If yes, what is
     the new existence?                             ---   ---

         -----------------------------------------------------------------------
    (h) If none of the above apply, and you have amended or modified the articles, how did you change your articles?

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

s/Valerie L. Winters, Secretary                                  July 13, 1994
-------------------------------------------------------------   ----------------
                       Name and Title of Officer
Valerie L. Winters, Secretary

State of New Mexico             )
                                : ss.
County of Bernalilto            )

     On    July   , 1994       , personally appeared before me, a Notary Public,
        -----------------------
  Valerie L. Winters, Secretary of Physician's  Cybernetic  Systems,  Inc.,  who
--------------------------------------------------------------------------
acknowledged that she executed the above instrument.

                                                  s/Paul Baum
        (Notary Stamp or Seal)                    ------------------------------
                                                           Notary Public
OFFICIAL SEAL
PAUL BAUM
NOTARY PUBLIC, NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires  10-1-94
                      ---------

Directors:
----------

Norman Hanash                      Robert Cabana
215 51st Ave.                      8 Desrochers St. Est.
Lachine, Quebec                    Chateauguay, Quebec
Canada H8T 2W3                     Canada J6J 2W3

Marc Fredette                      Ian D. Lambert
96 Angell                          1220 Eastview Rd.
Beaconsfield, Quebec               N. Vancouver, British Columbia
Canada H9W 4V7                     Canada V7J 1L6

             FILED
      IN THE OFFICE OF THE
    SECRETARY OF STATE OF THE
         STATE OF NEVADA

          JULY 18 1994
Cheryl A. Lau, Secretary of State
         s/Cheryl A. Lau
             7038-92   RESTATED ARTICLES OF INCORPORATION
                                     OF
                      PHYSICIAN'S CYBERNETIC SYSTEMS, INC.

     Physician's Cybernetic Systems, Inc., a corporation organized and existing under the laws of the State of Nevada, hereby certifies as follows:

     1. Pursuant to Section 78.403 of the Nevada Revised Statutes Annotated, these Restated Articles of Incorporation restate, in their entirety, and amend, the provisions of the Articles of Incorporation of this Corporation.

     2. The text of the Restated Articles of Incorporation is hereby restated to read in its entirety as follows:

     FIRST: The corporate name and style of this Corporation shall be Videocom International, Inc.

     SECOND: The Corporation's registered office in the State of Nevada is located at 311 N. Carson Street, Carson City, Nevada 89701. The name of its resident agent at that address is State Agent and Transfer Syndicate, Inc.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized pursuant to the Private Corporation Law of the Nevada Revised Statutes.

     FOURTH: The said Corporation is to have perpetual existence unless dissolved according to law.

     FIFTH: The total number of shares of all classes which the Corporation shall have authority to issue is 60,000,000, of which 10,000,000 shares shall be Preferred Shares, par value $0.001 per share, and 50,000,000 shall be Common Shares, par value $0.001 per share, and the designations, preferences, limitations, and relative rights of the shares of each class are as follows:

                    1. Preferred  Shares:  The  Corporation may divide and issue the Preferred Shares in series. Preferred Shares of each series when issued shall be designated to distinguish them from the shares of all other series. The Board of Directors is hereby expressly vested with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the laws of the State of Nevada in respect of the following:

                         a. The number of shares to constitute such series,  and
                    the distinctive designations thereof;

                         b. The rate and  preference of  dividends,  if any, the
                    time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

                         c. Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

                         d.  The  amount   payable   upon  shares  in  event  of
                    involuntary liquidation;

                         e. The amount payable upon shares in event of voluntary
                    liquidation;

                         f. Sinking fund or other provisions, if any, for the redemption or purchase of shares;

                         g. The  terms and  conditions  on which  shares  may be
                    converted, if the shares of any series are issued with the privilege of conversion;

                         h. Voting powers, as a class, to elect up to two directors to the Board of Directors, if any; and

                         i. Any other relative  rights and preferences of shares
                    of such series including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

                    2. Common Shares:

                         a. The rights of  holders  of Common  Shares to receive
                    dividends or share in the distribution of assets in the event of liquidation, dissolution, winding up of the affairs of the Corporation shall be subject to the preferences, limitations, and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the Corporation providing for the issuance of one or more series of the Preferred Shares.

                         b. The holders of the Common  Shares  shall be entitled
                    to one vote for each shares of Common Shares

                                                                    Page 2 of 10
                    held by them of record at the time for determining the holders thereof entitled to vote.

                         c. Unless otherwise ordered by a court of competent jurisdiction, at all meetings of shareholders a majority of the shareholders entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum.

                         d. The shareholders, by vote or concurrence of a majority of the outstanding shares of the Corporation, or any class or series thereof, entitled to vote on the subject matter, may take any action which, except for this provision, would require a two-thirds vote under the Nevada Corporation Code.

     SIXTH: Cumulative voting in the election of Directors shall not be permitted by this Corporation.

     SEVENTH: A shareholder of the Corporation shall not be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

     EIGHTH: The governing board of this Corporation shall be known as directors. The affairs and management of this Corporation shall be under the control of the Corporation's Board of Directors, which shall consist of not less than one (1) nor more than seven (7) directors, to serve until his, her, or their successors are duly elected and qualified, or until the Corporation is required by statute or otherwise to increase the number of Board members. The Board of Directors shall be:

     Norman Hanash                 Marc Fredette
     215 51st Ave.                 96 Angell
     Lachine, Quebec               Beaconsfield,
     Canada H8T 2W3                Quebec, Canada H9W 4V7

     Robert Cabana                 Ian Lambert
     8 Desrochers St. Est.         1220 Eastview Rd.
     Chateauguay, Quebec           N. Vancouver, British Columbia
     Canada J6J 2W3                Canada V7J 1L6

     NINTH: None of the directors or officers of this Corporation shall, in the absence of fraud, be disqualified by his office from

                                                                    Page 3 of 10
contracting, leasing, or otherwise dealing with this corporation, either as a vendor, lessor, purchaser, or otherwise, of which he shall be a member or in which he may be pecuniarily interested in any manner from doing business with the Corporation. No director or officer, nor any firm, association or corporation or with which he is connected as aforesaid shall be liable to account to this Corporation or its stockholders for any profit realized by him from or through any such contract, lease or transaction, it being the express intent and purpose of this Article to permit this corporation to buy or lease from, sell to or otherwise deal with partnerships, firms or corporations of which the directors and officers or in which they or any of them may have a pecuniary interest, and that the contracts or leases of this Corporation, in the absence of fraud, not be void or voidable or affected in any manner by reason of any such membership. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction.

     TENTH:

          1. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (except that an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary, or agent of the shares or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and that, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

         2. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any

                                                                    Page 4 of 10
     threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorney fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for amounts paid in settlement to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          3. To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (1) or (2) or this Article Tenth or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

          4. Any indemnification under (1) or (2) of this Article Tenth (unless ordered by a court) and as distinguished from (3) of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (1) or (2) above. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action,suit, or proceeding, or, if such a quorum is not obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

                                                                    Page 5 of 10

          5. Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition in (3) or (4) above, upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this in this Article Tenth.

          6. The indemnification provided by this Article Tenth shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

          7. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation, or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article Tenth.

          8. Anything herein to the contrary notwithstanding, to the fullest extent permitted by the Private Corporation Law of the Nevada Revised Statutes Annotated, as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be liable t the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer.

     ELEVENTH: The Corporation shall be permitted to conduct business in other states of the United States and to have one or more offices outside of the State of Nevada.

     TWELFTH: The Board of Directors and stockholders of this Corporation shall have the right to hold their meetings outside of the State of Nevada when deemed most convenient or to the best interests of the Corporation.

                                                                    Page 6 of 10

     THIRTEENTH: The Board of Directors may at any meeting, by a majority vote, sell, lease, exchange, and/or convey all of its property and assets, including its good will and/or its corporate franchises, upon such terms and conditions and for such consideration or considerations as the Board of Directors in their sole discretion deem expedient and for the best interest of the Corporation and said consideration or considerations may consist in whole or in part of shares of stock and/or securities of any other corporation or corporations; provided, however, in all such cases the affirmative vote of the holders of a majority of the Common Stock of said Corporation then issued and outstanding shall be voted in ratification of the Board of Directors action, said vote to be taken at a special stockholders' meeting of the Corporation, duly called for that purpose. Nothing herein shall be construed to limit the power of the Board of Directors of the Corporation and said Board shall have power in its sole discretion to sell, lease, exchange and/or convey such parts or parcels of land or personal property or assets as the Board of Directors determine are no longer necessary or expedient to be held by the Corporation. It is, however, specifically understood that the Board of Directors may at their discretion create a lien or mortgage on any or all of the assets of the Corporation in order to borrow money should the Board of Directors feel that it is necessary for the conduct of the business.

     FOURTEENTH: Stockholders shall at all times have the right to examine the books of the Corporation except as limited by these Articles of Incorporation. Such examination as hereinafter provided shall be made only by the stockholder in person, and no extract from the books or records of the Corporation shall be permitted to be made by any stockholder(s) of the Corporation. Such stockholder shall give assurance in writing satisfactory to the Board of Directors that he does not desire the information required or to be obtained by such inspection for the purpose of communicating the same to others who are not stockholders and, further, that he will not directly or indirectly disclose the Company's business or affairs to any person or persons whomsoever.

     No information in regard to the business or operations of the Corporation and no copy of, or extract from, any of the books or records of the Corporation shall be furnished to any person by any officer or director of the Corporation except by direction and/or approval by the Board of Directors. Stockholders desiring information in regard to the business or operations of the Corporation, or desiring to make inspection of the books or records, shall first make application in writing to the Board of Directors stating the specific purpose of the application, the particular information desired and the books and records required for that purpose by such stockholder before such examination, and

                                                                    Page 7 of 10
shall further satisfy the Board of Directors that said application is made in good faith and that said examination will not be detrimental to the interests of the Corporation.

     FIFTEENTH: The Corporation shall be entitled to treat the registered holder of any shares of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, and the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person including without limiting the generality hereof, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such other person becomes the registered holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the claimed interest of such other person. By way of example and not of limitation, until such person has become the registered holder of such shares, he shall not be entitled: to receive notice of the meetings of the shareholders; to vote at such meetings; to examine a list of the shareholders; to be paid dividends or other sums payable to shareholders; or to own, enjoy and exercise any other rights deriving from such shares against the Corporation.

     SIXTEENTH: The Board of Directors shall have the power to make and amend such prudential Bylaws as they deem proper and not inconsistent with the Constitution or the laws of the United States or of this State for the management of the property of this corporation, the regulation and government of its affairs, and for the certificate and transfer of its stock.

                     CERTIFICATE OF PRESIDENT AND SECRETARY


     The undersigned, being the duly elected President and Secretary of Videocom International, Inc., f/k/a Physician's Cybernetic Systems, Inc., a Nevada corporation, (the "Company"), hereby certify that the Restated Articles of Incorporation included hereinabove, were approved by a majority of the shareholders of the Company by a vote of 2,964,500 in favor, -0- against, -0-abstaining, at a meeting of the Company's shareholders duly called pursuant to notice , held on the 15th day of June, 1994.


                                 By:  s/Norman Hanash
                                    -----------------------------
                                    Norman Hanash, President

                                    s/Valerie L. Winters
                                    -----------------------------
                                    Valerie L. Winters, Secretary

STATE OF CANADA     )
                    )    ss.
COUNTY OF LACHINE   )

     On this 7th day of July, 1994, before me, a Notary Public, personally appeared Norman Hanash who subscribed and swore to the foregoing instrument.

                              Witness my hand and official seal:

                              s/Gilbert Baufford
                              -----------------------------------
                              Notary Public

                              My Commission Expires:  for life
                                                    -------------



STATE OF NEW MEXICO )
                    )    ss.
COUNTY OF SANDOVAL  )

     On this 1st day of July , 1994, before me, a Notary Public, personally appeared Valerie Winters who subscribed and swore to the foregoing instrument.

                              Witness my hand and official seal:

                              s/Larry Koch
                              -----------------------------------
                              Notary Public

                              My Commission Expires: 4-12-97
                                                    ------------
       OFFICIAL SEAL
         LARRY KOCH
        NOTARY PUBLIC
     STATE OF NEW MEXICO
My Commission Expires 4-12-97
                      --------

                    CERTIFICATE OF ACCEPTANCE OF APPOINTMENT

                                BY RESIDENT AGENT


     The State Agent & Transfer Syndicate, Inc. hereby accepts the appointment as Resident Agent of the above named corporation.

                         STATE AGENT & TRANSFER SYNDICATE, INC.,
                         Registered Agent



                        By:  s/John A. McQuirk
                           --------------------------------------

                        Date:    July 12, 1994
                             ------------------------------------
































                                                                   Page 10 of 10

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.4
                            -------------------------

                            CERTIFICATE OF AMENDMENT

                          TO ARTICLES OF INCORPORATION
                            -------------------------

             CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
         FILED            (After Issuance of Stock)
  In the Office of the
Secretary of State of the
     STATE OF NEVADA
       JAN 26 1995
      No.  7038-92
         --------------
Dean Heller, Secretary of State
                         VIDEOCOM INTERNATIONAL, INC.
                 ---------------------------------------------

     We, the undersigned               Ian D. Lambert                      and
                         -------------------------------------------------
                                  President or Vice President
          Valerie L. Winters            of  VIDEOCOM INTERNATIONAL, INC.
---------------------------------------   ------------------------------------
    Secretary or Assistant Secretary Name of Corporation do hereby certify:

     That the Board of Directors of said corporation at a meeting duly

convened, held on the   29th   day of  November  19 94 , adopted a resolution
                      --------       -----------   ----
to amend the original articles as follows:

     Article FIRST is hereby amended to read as follows:
             -----
          The corporate name and style of this Corporation shall be Canadian Tasty Fries, Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 13,767,828 ; that the said
                                                    ----------
change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


                                          s/Ian D. Lambert
s/Joseph Schaefer                         ------------------------------------
_____________________________                  President or Vice President
     JOSEPH SCHAEFER                      Ian D. Lambert
  BARRISTER & SOLICITOR                   s/Valerie L. Winters
  602 - 595 Howe Street                   ------------------------------------
 Vancouver, B.C. V6C 2T5                    Secretary or Assistant Secretary
  As to Ian D. Lambert                    Valerie L. Winters

State of   New Mexico        )
        -------------------- )
                             : ss.
County of Bernalilto         )
         -------------------

     On         1-7-95       , personally appeared before me, a Notary Public,
        ---------------------
               Valerie L. Winters                           , who acknowledged
------------------------------------------------------------
that they executed the above instrument.

                                          s/Karen Marionneaux
                                          ------------------------------------

                                                   Signature of Notary
        OFFICIAL SEAL
        NOTARY PUBLIC
     STATE OF NEW MEXICO

My Commission Expires  3-16-96
                     ----------
       (Notary Stamp or Seal)

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.5
                            -------------------------

                            CERTIFICATE OF AMENDMENT

                          TO ARTICLES OF INCORPORATION
                            -------------------------

             CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
         FILED            (After Issuance of Stock)
  In the Office of the
Secretary of State of the
     STATE OF NEVADA
       APR 04 1995
      No.  7038-92
         --------------
Dean Heller, Secretary of State
                           CANADIAN TASTY FRIES, INC.
                 ---------------------------------------------

     We, the undersigned               Ian D. Lambert                      and
                         -------------------------------------------------
                                  President  or Vice  President  Lee  Kramer  of
              CANADIAN TASTY FRIES, INC.
---------------------------------------   ------------------------------------
    Secretary or Assistant Secretary Name of Corporation do hereby certify:

     That the Board of Directors of said corporation at a meeting duly

convened, held on the   7th    day of   March    19 95 , adopted a resolution
                      --------       -----------   ----
to amend the original articles as follows:

     Article FIRST is hereby amended to read as follows:
             -----
          The   corporate   name  and  style  of  this   Corporation   shall  be
     International Tasty Fries, Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 4,267,828 ; that the said
                                                    ----------
change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


                                          s/Ian D. Lambert
                                          ------------------------------------
                                               President or Vice President
                                          Ian D. Lambert
                                          s/LeRoy A. Kramer
                                          ------------------------------------
                                            Secretary or Assistant Secretary
                                          LeRoy A. Kramer

Province of B. C.       )
                        )ss.
Canada                  )

     On      March 29 / 95   , personally appeared before me, a Notary Public,
        ---------------------
               Ian D. Lambert                               , who acknowledged
------------------------------------------------------------
that they executed the above instrument.

                                          s/Joseph Schaefer
                                          ------------------------------------

                                                   Signature of Notary

       (Notary Stamp or Seal)

State of   Colorado          )
        -------------------- )
                             : ss.
County of Arapahoe           )
         -------------------

     On    April 4, 1995     , personally appeared before me, a Notary Public,
        ---------------------
               LeRoy A. Kramer                              , who acknowledged
------------------------------------------------------------
that they executed the above instrument.

                                          s/Leigh K. McDonnell
                                          ------------------------------------

                                                   Signature of Notary


My Commission Expires  8-10-95
                     ----------

       (Notary Stamp or Seal)

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.6
                            -------------------------

                            CERTIFICATE OF AMENDMENT

                          TO ARTICLES OF INCORPORATION
                            -------------------------

             CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
         FILED            (After Issuance of Stock)
  In the Office of the
Secretary of State of the
     STATE OF NEVADA
       NOV 24 1998
      No.  7038-92
         --------------
Dean Heller, Secretary of State
                        INTERNATIONAL TASTY FRIES, INC.
                 ---------------------------------------------

     We, the undersigned               Ian D. Lambert                      and
                         -------------------------------------------------
                                  President or Vice President
            Joseph Schaefer             of  INTERNATIONAL TASTY FRIES, INC.
---------------------------------------   ------------------------------------
    Secretary or Assistant Secretary Name of Corporation do hereby certify:

     That the Board of Directors of said corporation at a meeting duly

convened, held on the   6th    day of  October   19 98 , adopted a resolution
                      --------       -----------   ----
to amend the original articles as follows:

     Article FIRST is hereby amended to read as follows:
             -----
          The corporate name and style of this Corporation shall be Filtered Souls Entertainment, Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 37,171,494 ; that the said
                                                    ----------
change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
                                          INTERNATIONAL TASTY FRIES, INC.

                                          s/Ian D. Lambert
                                          ------------------------------------
                                               President or Vice President
                                          Ian D. Lambert
                                          s/Joseph Schaefer
                                          ------------------------------------
                                            Secretary or Assistant Secretary
                                          Joseph Schaefer
Province of British     )
      Columbia          )ss.
Canada                  )

     On   November 19, 1998  , personally appeared before me, a Notary Public,
        ---------------------
       Ian D. Lambert and Joseph Schaefer                   , who acknowledged
------------------------------------------------------------
that they executed the above instrument.

                                          s/John R. Coleman
                                          ------------------------------------

                                                   Signature of Notary
                                                     JOHN R. COLEMAN
                                                   Barrister & Solicitor
       (Notary Stamp or Seal)                      #700 - 595 Howe Street
                                                  VANCOUVER, B.C.  V6C 2T5

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.7
                            -------------------------

                            CERTIFICATE OF AMENDMENT

                          TO ARTICLES OF INCORPORATION
                            -------------------------

             CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
         FILED            (After Issuance of Stock)
  In the Office of the
Secretary of State of the
     STATE OF NEVADA
       MAR 19 1999
      No.  7038-92
         --------------
Dean Heller, Secretary of State
                       FILTERED SOULS ENTERTAINMENT, INC.
                 ---------------------------------------------

     We, the undersigned               Ian D. Lambert                      and
                         -------------------------------------------------
                                  President or Vice President
            Joseph Schaefer             of  FILTERED SOULS ENTERTAINMENT, INC.
---------------------------------------   ------------------------------------
    Secretary or Assistant Secretary Name of Corporation do hereby certify:

     That the Board of Directors of said corporation at a meeting duly

convened, held on the   8th    day of   March    19 99 , adopted a resolution
                      --------       -----------   ----
to amend the original articles as follows:

     Article FIRST is hereby amended to read as follows:
             -----
          The corporate name and style of this Corporation shall be Skyline Entertainment, Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 37,108,574 ; that the said
                                                    ----------
change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.
                                          FILTERED SOULS ENTERTAINMENT, INC.

                                          s/Ian D. Lambert
                                          ------------------------------------
                                               President or Vice President
                                          Ian D. Lambert
                                          s/Joseph Schaefer
                                          ------------------------------------
                                            Secretary or Assistant Secretary
                                          Joseph Schaefer
Province of British     )
      Columbia          )ss.
Canada                  )

     On     March 17, 1999   , personally appeared before me, a Notary Public,
        ---------------------
       Ian D. Lambert and Joseph Schaefer                   , who acknowledged
------------------------------------------------------------
that they executed the above instrument.

                                          s/John R. Coleman
                                          ------------------------------------

                                                   Signature of Notary
                                                     JOHN R. COLEMAN
                                                   Barrister & Solicitor
       (Notary Stamp or Seal)                      #700 - 595 Howe Street
                                                  VANCOUVER, B.C.  V6C 2T5

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.8
                            -------------------------

                               ARTICLES OF MERGER

                       BETWEEN SKYLINE ENTERTAINMENT, INC.

                            AND QUOTEMEDIA.COM, INC.
                            -------------------------

           FILED
    IN THE OFFICE OF THE
  SECRETARY OF STATE OF THE
      STATE OF NEVADA

        AUG 19, 1999

    No.  C7038-92
        ----------------
         s/Dean Heller
Dean Heller, Secretary of State

                               ARTICLES OF MERGER


THIS IS TO CERTIFY:

     1. Parties. Pursuant to the terms of that certain definitive Agreement and Plan of Reorganization dated July 14, 1999 (the "Agreement") Skyline Entertainment, Inc. ("Skyline"), a corporation formed pursuant to the laws of the State of Nevada, has acquired all of the issued and outstanding common voting stock of Quotemedia.com, Inc. ("Quote"), a corporation formed pursuant to the laws of the State of Colorado, effective July 14, 1999 (the "Effective Date").

     2. Approval. The terms of the Agreement were approved by the unanimous vote of the of the Board of Directors and Shareholders holding all of the issued and outstanding common stock of Quote by written consent pursuant to the laws of the State of Colorado. The terms of the Agreement were approved by the affirmative vote of the Board of Directors and Shareholders of Skyline by written consent pursuant to the laws of the State of Nevada, the holders of 4,259,460 shares of Common Stock being entitled to vote thereon and 2,891,524 , representing a majority of the issued and outstanding common stock of Skyline sufficient for approval of the Agreement having executed and approved such written consent.

     3. Share Exchange. The Agreement provides that all of the shareholders of Quote, representing 5,500,000 issued and outstanding common shares, shall exchange their respective shares for an aggregate of 11,000,000 shares of Skyline common stock, to be distributed to each Quote shareholder on a two for one basis. Immediately prior to the Effective Date, there were 4,259,460 common shares of Skyline issued and outstanding.

     4. Surviving Entity. Pursuant to the terms of the Agreement, Skyline shall be the surviving entity and, upon the Effective Date and filing of these Articles of Merger with the Secretary of State for the State of Nevada and applicable filing with the Secretary of State for the State of Colorado, Quote shall cease to exist as a bona fide Colorado corporation.

     5. Name Change. Pursuant to the affirmative vote of the shareholders of Skyline, the Skyline Articles of Incorporation shall be amended to reflect a change in Skyline's name to "QUOTEMEDIA.COM, INC."

     6. Agreement and Plan of Merger. A complete, executed copy of the Agreement and Plan of Merger is on file at the registered office of the Corporation, State Agent and Transfer Syndicate, Inc., 318 North Carson Street, Suite 214, Carson City, Nevada 89701.

     7. Counterparts. These Articles of Merger may be executed in counterparts, each of which shall be deemed an original document, but together shall be deemed to constitute only one agreement.

         Executed this 14th day of July, 1999.

                                          SKYLINE ENTERTAINMENT, INC.


                                          By  s/Curtis Shaw
                                            ----------------------------------
                                            Curtis Shaw, President

                                          And  s/Ian D. Lambert
                                             ---------------------------------
                                             Ian D. Lambert, Secretary

                                          QUOTEMEDIA.COM, INC.


                                          By  s/Duane Nelson
                                            ----------------------------------
                                            Duane Nelson, President

                                          And  s/Keith Guelpa
                                             ---------------------------------
                                             Keith Guelpa, Secretary

PROVINCE OF BRITISH COLUMBIA  )
                              :  ss.
CANADA                        )

     This instrument was acknowledged before me on July 14, 1999, by Curtis Shaw and Ian D. Lambert, as President and Secretary, respectively, of Skyline Entertainment, Inc.

     My commission expires: Non-Expiring -------------------------


                                          s/Joseph Schaefer
                                          ------------------------------------
                                                                 Notary Public
PROVINCE OF BRITISH COLUMBIA  )
                              :  ss.
CANADA                        )

     This  instrument  was  acknowledged  before me on July 14,  1999,  by Duane
Nelson  and  Keith  Guelpa,  as  President  and  Secretary,   respectively,   of
Quotemedia.com, Inc.

     My commission expires: Non-Expiring ----------------------


                                          s/Joseph Schaefer
                                          ------------------------------------
                                                                 Notary Public

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 3.9
                            -------------------------

                                     BYLAWS
                            -------------------------

                        PHYSICIAN CYBERNETIC SYSTEM, INC.

                                     BYLAWS


                                    ARTICLE I
                                     Offices

     1.1 Principal Office: The principal offices of the Corporation shall be at P.O. Box 751, Galeton, Colorado 80622, but the Board of Directors, in its discretion, may keep and maintain offices wherever the business of the Corporation may require.

     1.2 Registered Office and Agent: The Corporation shall have and continuously maintain in the State of Nevada a registered office, which may be the same as its principal office, and a registered agent whose business office is identical with such registered office. The registered office and the registered agent are specified in the Articles of Incorporation. The Corporation may change its registered office or change its registered agent, or both, upon filing a statement as specified by law in the office of the Secretary of State of Nevada.

                                   ARTICLE II
                                  Shareholders

     2.1 Time and Place: Any meeting of the shareholders may be held at such time and place, within or outside of the State of Nevada, as may be fixed by the Board of Directors or as shall be specified in the notice of the meeting or waiver of notice of the meeting.

     2.2 Annual Meeting: The annual meeting of the shareholders shall be held at the principal offices of the Corporation on the first of of each year or at such other place or on such other date as the Board of Directors may determine.

     2.3 Special Meetings: Special meetings of the shareholders, for any purpose or purposes, may be called by the President, the Board of Directors, or the holders of not less than 30% of the shareholders entitled to vote at the meeting.

     2.4 Closing of Transfer Books or Fixing of Record Date: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for any stated period not exceeding fifty days. If the stock transfer books

                                                                    Page 1 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting, except that when it is proposed that the authorized shares be increased, the record date shall be not less than thirty (30) days before the date of such action. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days, and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of the closing has expired.

     2.5 Voting List: At least ten days before each meeting of shareholders, the secretary of the Corporation shall make a complete list of the shareholders entitled to vote at such meeting, or any adjournment of such meeting, which list shall be arranged in alphabetical order and shall contain the address of and number of shares held by each shareholder. This list shall be kept on file at the principal office of the Corporation for period of ten days prior to such meeting, shall be produced and kept open at the meeting, and shall be subject to inspection by any shareholder for any purpose germane to the meeting during usual business hours of the Corporation and during the whole time of the meeting.

     2.6 Notices: Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty
(60) days before the date of the meeting unless it is proposed that the authorized shares be increased, in which case at least thirty (30) days notice shall be given. Notice shall be given either personally or by mail, by or at the direction of the President, the Secretary, or the officer for person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his or her address as it appears on the stock transfer books of the Corporation.

                                                                    Page 2 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

     2.6.1 If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporate expense. No notice need be sent to any shareholder of record if three successive letters mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is provided to the Corporation by such shareholder. In order to be entitled to receive notice of any meeting, a shareholder shall advise the Corporation in writing of any change in such shareholder's mailing address as shown on the Corporation's books and records.

     2.6.2 When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place of such meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

     2.6.3 By attending a meeting, either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business of the meeting. By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

     2.7 Certification Procedure for Beneficial Owners: The Board of Directors may adopt by resolution a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth: (i) the classification of shareholder who may certify; (ii) the purpose or purposes for which the certification may be made; (iii) the form of certification and the information to be contained therein; (iv) if the certification is with respect to a record date or closing of the stock transfer books, the time within which the certification must be received by the Corporation; and (v) such other provisions with respect to the procedure that the board deems necessary or desirable. Upon receipt by the Corporation of a certificate complying with this procedure, the persons specified in the certification shall be deemed, for the



                                                                    Page 3 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

     2.8 Quorum: Except as otherwise provided by law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders. If a quorum shall not be present or represented, the shareholders present in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, for a period not to exceed sixty days at any one adjournment, until the number of shares required for a quorum shall be present. At any such adjourned meeting at which a quorum is represented, any business may be transacted which might have been transacted at the meeting originally called. The shareholders present or represented at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     2.9 Voting and Proxies: Except as otherwise provided by law, all matters shall be decided by vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter. Each outstanding share shall be entitled to one vote on such matters submitted to a vote of the shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall by valid after eleven months from the date of its execution, unless otherwise provided in the proxy. Voting shall be oral, except as otherwise provided by law, but shall be by written ballot if such written vote is demanded by any shareholder present in person or by proxy and entitled to vote.

     2.10 Voting of Shares By Certain Holders: Neither treasury shares, nor shares of its own stock held by the Corporation in a fiduciary capacity, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this Corporation shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

     Redeemable shares which have been called for redemption shall not be entitled to vote on and after the date on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.



                                                                    Page 4 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

     Shares standing in the name of another corporation may be voted by such officer, agent, or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

     Shares entitled to vote and held by a personal representative, custodian, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if he is authorized to vote the shares in an appropriate order of the court by which the receiver was appointed. Unless the secretary of the Corporation is given written note of alternate voting provisions and is furnished with a copy of the instrument or order wherein the alternate voting provisions are stated, if shares or other securities having voting power are held of record in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, voting with respect to the shares shall have the following effect: (1) if only one person votes, his vote binds all; (2) if two or more persons vote,the act of the majority in interest so voting binds all; or
(3) if two or more persons vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionately, or any person voting the shares of a beneficiary, if any, may apply to any court of competent jurisdiction in the State of Nevada to appoint an additional person to act with the persons so voting the shares. The shares shall then be voted as determined by a majority of such persons and the person appointed by the court. If a tenancy is held in unequal interests, a majority even split for the purpose of this item (3) of this subparagraph shall be a majority or even split in interest. All other shares may be voted only by the record holder thereof, except as may be otherwise required by the laws of Nevada.

     2.11 Waiver: Whenever law or these bylaws require a notice of a meeting to be given, a written waiver of notice signed by a shareholder entitled to notice, whether before, at, or after the time stated in the notice, shall be equivalent to the giving of notice. Attendance of a shareholder in person or by proxy at a meeting constitutes a waiver of notice of a meeting, except where a shareholder attends a meeting for the express purpose of objection to the transaction of any business because the meeting is not lawfully called or convened.

     2.12 Action By Shareholders Without a Meeting: Any action required to or which may be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by shareholders holding at least a majority of the voting power

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entitled  to vote  with  respect  to such  action,  except  that if a  different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Such consent may be executed in counterparts and shall be effective as of the date specified in the consent.

                                   ARTICLE III
                                    Directors

     3.1 Authority of Board of Directors: The business and affairs of the Corporation shall be managed by a Board of Directors which shall exercise all the powers of the Corporation, except as otherwise provided by Nevada law or the Articles of Incorporation of the Corporation.

     3.2 Number: The number of directors of this Corporation shall, in no case, be less than one (1), nor more than seven (7). Subject to such limitations, the number of directors shall be fixed by resolution of the Board of Directors, and may be increased or decreased by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director.

     3.3 Qualification: Directors shall be natural persons at the age of eighteen years or older, but need not be residents of the State of Nevada or shareholders of the Corporation. Directors shall be removed in the manner provided by the Nevada Private Corporation Law.

     3.4 Election: The Board of Directors shall be elected at the annual meeting of shareholders or at a special meeting called for that purpose.

     3.5 Term: Each director shall be elected to hold office until the next annual meeting of shareholders and until his or her successor shall have been elected and qualified.

     3.6 Removal and Resignation: Any director may be removed at a shareholders meeting expressly called for that purpose, with or without cause, by a vote of the holders of representing of not less than two-thirds of the shares entitled to vote at an election of directors. Any director may resign at any time by giving written notice to the President or to the Secretary, and acceptance of such resignation shall not be necessary to make it effective unless the notice so provides.

     3.7 Vacancies: Any vacancy occurring on the Board of Directors and any directorship to be filled by reason of an increase in the size of the Board of Directors shall be filled by the affirmative vote of the remaining majority of directors. A director elected to fill a vacancy shall hold office during the unexpired term of his or her predecessor in office. A director elected to fill a position resulting from an increase in the Board of Directors shall hold office until the next annual

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meeting of  shareholders  and until his or her successor shall have been elected and qualified.

     3.8 Meetings: A regular meeting of the Board of Directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. No notice of this meeting of the Board of Directors need be given. The Board of Directors, or any committee designated by the Board of Directors, may, by resolution, establish a time and place for additional regular meetings which may thereafter be held without further notice.

     3.9 Special Meetings: Special meetings of the Board of Directors may be called by or at the request of the President or any two Directors. The persons or persons authorized to call special meetings of the Board of Directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the Board of Directors called by them.

     3.10 Notices: Notice of a special meting stating the date, hour and place of such meeting shall be given to each member of the Board of Directors, or committee of the Board of Directors, by the Secretary, the President or the members of the Board or such committee calling the meeting. The notice may by deposited in the United States mail at least five (5) days before the meeting addressed to the Director at the last address he or she has furnished to the Corporation for this purpose, and any notice so mailed shall be deemed to have been given at the time it is mailed. Notice may also be given at least three (3) days before the meeting in person, or by telephone, prepaid telegram, telex, facsimilie, cablegram or radiogram, and such notice shall be deemed to have been given at the time when the personal or telephone conversation occurs, or when the telegram, telex, facsimile, cablegram or radiogram is either personally delivered to the Director or delivered to the last address of the director furnished to the Corporation by him or her for this purpose.

     3.11 Quorum: Except as provided in Section 3.7 of these bylaws, a majority of the number of directors fixed in accordance with these bylaws shall constitute a quorum for the transaction of business at all meetings of the Board of Directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically required by law.

     3.12 Waiver: A written waiver of notice signed by a director entitled to notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of notice. Attendance of a director at a meeting constitutes a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.


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     3.13  Attendance  by  Telephone:  Members of the Board of  Directors or any
committee  designated by the Board of Directors may  participate in a meeting of
the  board  or   committee   by  means  of   conference   telephone  or  similar
communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

     3.14 Action by Directors Without a Meeting: Any action required to or which may be taken at a meeting of the Board of Directors, executive committee, or other committee of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, executive or other committee members entitled to vote with respect to the proposed action. Such consent may be executed in counterparts and shall be effective as of the date of the last signature thereon.

     3.15 Presumption of Assent: A director of the Corporation who is present at a meeting of the Board of Directors or committee of the board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) he objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting; (ii) he contemporaneously requests that his dissent be entered in the minutes of the meeting; or (iii) he gives written notice of his dissent to the presiding officer of the meeting before its adjournment or delivers such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. A director may dissent to a specific acting at a meeting, while assenting to others. The right to dissent to a specific action taken at a meeting of the Board of Directors or a committee of the board shall not be available to a director who voted in favor of such action.

                                   ARTICLE IV
                                   Committees

     4.1 Committees: The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in the resolution, shall have all of the authority of the Board of Directors, except that no such committee shall have the authority to: (i) declare dividends or distributions; (ii) approve or recommend to shareholders actions or proposals required by the Nevada Private Corporation Law to be approved by shareholders; (iii) fill vacancies on the Board of Directors or any committee thereof; (iv) amend the bylaws; (v) approve a plan of merger not requiring shareholder approval; (vi) reduce earned or capital surplus; (vii) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or (viii) authorize or approve the issuance or sale of, or any contract to issue or

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sell,  shares or designate  the terms of a series of a class of shares  provided that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares or any contract thereof and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the dividend rate, provisions for redemption, sinking fund, conversion, or voting or preferential rights, and provisions for other features of a class of shares or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all terms thereof and to authorize the statement of the terms of a series for filing with the Secretary of State under the Nevada Private Corporation Law.

     Neither the designation of any such committee, the delegation of authority to such committee, nor any action by such committee pursuant to its authority shall alone constitute compliance by any member of the Board of Directors, nor a member of the committee in question, with his responsibility to conform to the standard of care set forth in Article V of these Bylaws.

                                    ARTICLE V
                                    Standard

     5.1 Standard of Care: A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care as an ordinarily prudent person in a like position should use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the Corporation. Any provision in these bylaws to the contrary notwithstanding, to the fullest extent permitted by the Nevada Private Corporation Law as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

     The designated persons on whom a director is entitled to rely are: (1) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented; (2) counsel, public accountants, or other persons as to matters which the director

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reasonably   believes  to  be  within  such  persons'   professional  or  expert
competence; or (3) a committee of the board upon which the director does not serve, duly designated in accordance with Article IV of these bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

                                   ARTICLE VI
                                    Officers

     6.1 Number and Election: The officers of the Corporation shall be a President, a Secretary and a Treasurer, who shall be elected by the Board of Directors. In addition, the Board of Directors may elect one or more Vice Presidents, and the Board of Directors may appoint one or more Assistant Secretaries or Assistant Treasurers, and such other subordinate officers as they shall shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The Board of Directors may also appoint a Chief Executive Officer, who may also serve in the capacity of President of the Corporation. Any two or more offices may be held by the same person, except the offices of President and Secretary. The officers of the Corporation shall be natural persons of the age of eighteen years or older.

     6.2 President: The President shall be the chief executive officer of the Corporation unless a separate Chief Executive Officer has been appointed by the Board of Directors in accordance with Section 6.1. He or she shall preside at all meetings of shareholders and of the Board of Directors. Subject to the direction and control of the Board of Directors, he or she shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He or she may execute contracts, deeds and other instruments on behalf of the Corporation as is necessary and appropriate. He or she shall perform such additional functions and duties as are appropriate and customary for the office of President and as the Board of Directors may prescribe from time to time.

     6.3 Vice President: The Vice President, or, if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors, shall be the officer(s) next in seniority after the President and the Chief Executive Officer, if one has been appointed by the Board of Directors. Each Vice President shall also perform such duties and exercise such powers as are appropriate and as are prescribed by the Board of Directors or President. Upon the death, absence or disability of the President, the Vice President, or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors, shall perform the duties and exercise the powers of the President.

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     6.4 Secretary:  The Secretary  shall give, or cause to be given,  notice of all meetings of the shareholders and special meetings of the Board of Directors, keep the minutes of such meetings, have charge of the corporate seal and stock records, be responsible for the maintenance of all corporate records and files and the preparation and filing of reports to governmental agencies, other than tax returns, have authority to affix the corporate seal to any instrument requiring it (and, when so affixed, it may be attested by his or her signature), and perform such other functions and duties as are appropriate and customary for the office of Secretary as the Board of Directors or the President may prescribe from time to time.

     6.5 Assistant Secretary: The Assistant Secretary, or if there shall be more than one, the Assistant Secretaries in order determined by the Board of Directors or the President, shall in the death, absence, or disability of the Secretary or in case such duties are specifically delegated to him by the Board of Directors, President or Secretary, perform the duties and exercise the powers of the Secretary and shall, under the supervision of the Secretary, perform such other duties and have such other powers as may be prescribed from time to time by the Board of Directors or the President.

     6.6 Treasurer: The Treasurer shall have control of the funds and the care and custody of all stocks, bonds, and other securities owned by the Corporation and shall be responsible for the preparation and filing of tax returns. He or she shall receive all moneys paid to the Corporation, and shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in its name and on its behalf, and give full discharge for the same. He or she shall also have charge of disbursement of the funds of the Corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as shall be designated by the Board of Directors. He or she shall perform such other duties and have such other powers as are appropriate and customary for the office of Treasurer as the Board of Directors or President may prescribe from time to time.

     6.7 Assistant Treasurer: The Assistant Treasurer, or, if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors or the President, shall, in the death, absence, or disability of the Treasurer or in case such duties are specifically delegated to him or her by the Board of Directors, President or Treasurer, perform the duties and exercise the powers of the Treasurer, and shall, under the supervision of the Treasurer, perform such other duties and have such other powers as the Board of Directors or the President may prescribe from time to time.

     6.8 Removal and Resignation: Any officer elected or appointed by the Board of Directors may be removed at any time

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by the affirmative vote of a majority of the Board of Directors. Any officer may resign at any time by giving written notice of his or her resignation to the President or to the Secretary, and acceptance of such resignation shall not be necessary to make it effective, unless the notice so provides. Any vacancy occurring in any other office of the Corporation may be filled by the President for the unexpired portion of the term.

     6.9 Compensation: Officers shall receive such compensation for their services as may be authorized or ratified by the Board of Directors. Election or appointment of an officer shall not of itself create a contract right to compensation for services performed as such officer.

                                   ARTICLE VII
                                      Stock

     7.1 Certificates: Certificates representing shares of the capital stock of the Corporation shall be in such form as may be approved by the Board of Directors and shall be signed by the President or any Vice President and by the Secretary or any Assistant Secretary. All certificates shall be consecutively numbered and the names of the owners, the number of the shares and the date of issue shall be entered on the books of the Corporation. Each certificate representing shares shall state upon its face: (1) that the Corporation is organized under the laws of the State of Nevada; (2) the name of the person to whom issued; (3) the number of shares which the certificate represents; (4) the par value, if any, of each share represented by the certificate; and, (5) any restrictions placed upon the transfer of the shares represented by the certificate.

     7.2 Facsimile Signatures: When a certificate is signed (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed, or whose facsimile signature or signatures have been place upon, any certificate, shall cease to be such officer, transfer agent, or registrar, whether because of death, resignation, or otherwise, before the certificate is issued by the Corporation, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

     7.3 Consideration for Shares: Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the Board of Directors. Such consideration may consist in whole or in part of money, other property, tangible or intangible, or in labor or services actually performed for the Corporation. Neither the promissory note of a subscriber or direct purchaser of shares from the Corporation nor the unsecured or nonnegotiable promissory note of any other person shall constitute payment or

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part payment for shares of the Corporation.

     Treasury shares shall be disposed of for such consideration expressed in dollars as may be fixed from time to time by the board.

     7.4 Lost Certificates: In case of the alleged loss, destruction or mutilation of a certificate of stock, the Board of Directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The Board of Directors may in its discretion require a bond in such form and amount and with such surety as it may determine before issuing a new certificate.

     7.5 Transfer of Stock: Transfers of shares shall be made on the books of the Corporation only upon presentation of the certificate or certificates representing such shares properly endorsed by the person or persons appearing upon the face of such certificate, except as may otherwise be expressly provided by the statutes of the State of Nevada or by order of a court of competent jurisdiction. The officers or transfer agents of the Corporation may, in their discretion, require a signature guaranty before making any transfer. The Corporation shall be entitled to treat the person in whose name any share of stock is registered on its books as the owner of those shares for all purposes, and shall not be bound to recognize any equitable or other claim or interest in the shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interest.

     7.6 Transfer Agent, Registrars, and Paying Agents: The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture, or other security of the Corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

                                  ARTICLE VIII
                       Indemnification of Certain Persons

     8.1 Authority for Indemnification: Any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of any foreign or domestic corporation or of any partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation against expenses (including attorneys' fees), judgments, penalties, fines, and amounts paid in settlement reasonably incurred by him in connection with such action, suit or

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proceeding  if it is  determined  by the groups set forth in Section 8.4 of this
Article that he conducted himself in good faith and in a manner which he reasonably believed to be in or not opposed to the Corporation's best interests and, with respect to any criminal action proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made under this section to a director with respect to any claim, issue or matter in connection with a proceeding by or in the right of a corporation in which the director was adjudged liable to the Corporation or in connection with any proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Further, indemnification under this Section in connection with a proceeding brought by or in the right of the Corporation shall be limited to reasonable expenses, including attorneys' fees, incurred in connection with the proceeding. These limitations shall apply to directors only and not to officers, employees, fiduciaries or agents of the Corporation.

     8.2 Right to Indemnification: The Corporation shall indemnify any person who may be indemnified under Section 8.1 who has been wholly successful on the merits or otherwise, in defense of any action, suit, or proceeding referred to in Section 8.1 of this Article, or in defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the proceeding without the necessity of any action by the Corporation other than the determination in good faith that the defense has been wholly successful.

     8.3 Effect of Termination of Action: The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person seeking indemnification did not meet the standards of conduct described in Section 1 of this Article. Entry of a judgment by consent as part of a settlement shall not be deemed an adjudication of liability.

     8.4 Groups Authorized to Make Indemnification Determination: In all cases except where there is a right to indemnification set forth in Section 8.2 of this article or where indemnification is ordered by a court, any indemnification shall be made by the Corporation only as authorized in the specific case upon a determination by a proper group that indemnification of the person is permissible under the circumstances because he has met the applicable standards of conduct set forth in Section 1 of this Article. This determination shall be made by the Board of Directors by a majority vote of a quorum, which quorum shall consist of directors not parties to the proceeding. If a quorum cannot be obtained, the determination shall be made by a majority vote of a committee of the Board of Directors designated by the board, which committee shall consist of two or more directors not

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parties  to  the  proceeding  except  that  directors  who  are  parties  to the proceeding may participate in the designation of directors for the committee. If a quorum of the Board of Directors cannot be obtained or the committee cannot be established, or even if a quorum can be obtained or the committee can be established but such quorum or committee so directs, the determination shall be made by independent legal counsel selected by a vote of a quorum of the Board of Directors or a committee in the manner specified in this Section, or, if a quorum of the full Board of Directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board (including directors who are parties to the action) or by a vote of the shareholders.

     8.5 Court Ordered Indemnification:  Any person who may be indemnified under
Section 8.1 may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction for mandatory indemnification under Section 8.2 of this Article, including indemnification for reasonable expenses incurred to obtain curt-ordered indemnification. If the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standards of conduct set forth in Section 1 of this Article or was adjudged liable in the proceeding, the court may order such indemnification as the court deems proper except that if the individual has been adjudged liable, indemnification shall be limited to reasonable expenses incurred.

     8.6 Advance of Expenses: Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation to any person who may be indemnified under Section 8.1 in advance of the final disposition of such action, suit or proceeding upon receipt of (1) a written affirmation of such person's good faith belief that he has met the standards of conduct prescribed by Section 1 of this Article; (2) a written undertaking, executed personally or on his behalf, to repay such advances if it is ultimately determined that he did not meet the prescribed standards of conduct (the undertaking shall be an unlimited general obligation of the person but need not be secured and may be accepted without reference to financial ability to make repayment); and (3) a determination is made by the proper group (as described in Section 4 of this Article), that the facts as then known to the group would not preclude indemnification.

     8.7 Report to Shareholders: Any indemnification of or advance of expenses to a director in accordance with this Article, if arising out of a proceeding by or on behalf of the Corporation, shall be reported in writing to the shareholders with or before the notice of the next shareholders' meeting.



                                                                   Page 15 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

                                   ARTICLE IX
                             Provision of Insurance

     By action of the Board of Directors, notwithstanding any interest of the directors in the action, the Corporation may purchase and maintain insurance, in such scope and amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation, or who, while a director, officer, employee, fiduciary or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Article VIII or applicable law.

                                    ARTICLE X
                                  Miscellaneous

     10.1 Corporate Seal: The Board of Directors may adopt a seal which shall be circular in form and shall bear the name of the Corporation and words "SEAL" and "NEVADA" which, when adopted, shall constitute the corporate seal of the Corporation. The seal may be used by causing it or a facsimile thereof to be impressed, affixed, manually reproduced, or rubber stamped with indelible ink.

     10.2 Fiscal Year: The Board of Directors may, by resolution, adopt a fiscal year for this Corporation.

     10.3 Amendment of Bylaws: These bylaws may at any time and from time to time, be amended, supplemented, or repealed by the Board of Directors.




These bylaws were adopted as the bylaws of the Corporation by a resolution of the Board of Directors dated December 29 , 1993.



  s/R. Chad Nintze
------------------------
      Secretary





                                                                   Page 16 of 16

BYLAWS OF PHYSICIAN CYBERNETIC SYSTEM, INC.

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                   EXHIBIT 4.1
                            -------------------------

                                     FORM OF

                               "POOLING AGREEMENT"

                           EXECUTED BY CERTAIN OF THE

                             COMPANY'S SHAREHOLDERS
                            -------------------------

                                POOLING AGREEMENT

     THIS AGREEMENT dated for reference the ______ day of October, 1999.

BETWEEN:

          THE UNDERSIGNED SHAREHOLDER of Quotemedia.com, Inc.

          (hereinafter called the "Undersigned")

                                                             OF THE FIRST PART

AND:
          QUOTEMEDIA.COM, INC. a company duly incorporated in the State of Nevada, having an office at 11100 N.E. 8th Street Bellevue Washington 98004,

          (hereinafter called "Company")

                                                            OF THE SECOND PART

AND

          ALPHA TECH STOCK TRANSFER INC. a company duly incorporated in the State of Utah, having its head office at 4504 South Wasatch Blvd. Suite 205, Salt Lake City, Utah, 84124

          (hereinafter called "Transfer Agent")

                                                             OF THE THIRD PART



WHEREAS in contemplation of a private financing of the Company, the Undersigned are desirous of placing in Pool the shares owned by them in the Company, being in respect of each of the Undersigned the number of shares set opposite his name (the "Shares"), upon and subject to the terms and conditions hereinafter more particularly set out;

AND WHEREAS Alpha Tech Stock Transfer Inc. is the Registrar and Transfer agent for shares issued by the Company, and has agreed to hold the shares in escrow under this pooling agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and in consideration of the sum of Ten Dollars ($10.00) now paid by the parties hereto, each to the other, (the receipt whereof is hereby acknowledged) and in further consideration of the mutual covenants and conditions hereinafter contained, the parties hereto agree as follows:

1. The Undersigned hereby severally agree each with the other and with the Company that they will deliver or cause to be delivered to the Company's Transfer Agent certificates for their Shares to be held by the Transfer Agent and released, subject as hereinafter provided, on the following basis:

     (a)  25% of the Shares on August 2, 2000;
     (b)  25% of the Shares on November 2, 2000;
     (c)  25% of the Shares on February 2, 2001;
     (d)  the balance of the Shares May 2, 2001.

2. The Undersigned shall be entitled to a letter or receipt from the Transfer Agent stating the number of Shares represented by certificates held for him by the Transfer Agent subject to the terms of this Agreement, but such letter or receipt shall not be assignable.

3. Except with the written consent of the board of directors of the Company (the "Board") the undersigned shall not sell, deal in, assign, transfer in any manner whatsoever, or agree to sell, deal in, assign or transfer in any manner whatsoever any of the Shares or beneficial ownership of or any interest in them and, except with the written consent of the Board, the Transfer Agent shall not accept or acknowledge any transfer, assignment, declaration of trust or any other document evidencing a change in legal and beneficial ownership or of interest in the Shares, except as may be required by reason of the death or bankruptcy of any one or more of the Undersigned, subject to this Agreement for whatever person or persons, firm or corporation may thus become legally entitled thereto.

4. The parties hereto acknowledge and agree that the Board shall have the right to accelerate the releases referred to herein on a pro-rata basis and may from time to time notify the Transfer Agent of such acceleration. Such acceleration may be based on whatever consideration the Board considers advisable, provided however that in all cases the releases shall be on a pro-rata basis.

5. This Agreement shall enure to the benefit of and be binding upon the parties hereto, and each of their heirs, executors, administrators, successors and permitted assigns.

6. This Agreement may be executed in several parts in the same form and such part as so executed shall together constitute one original Agreement, and such parts, if more than one, shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

7. The parties hereto agree that in consideration of the Transfer Agent agreeing to act as aforesaid, the Undersigned do hereby covenant and agree from time to time and at all times hereinafter well and truly to save, defend, and keep harmless and fully indemnify the Transfer Agent, its successors and assigns, from and against all loss, costs, charges, damages and expenses which the Transfer Agent, its successors or assigns, may at any time or times hereafter bear, sustain, suffer or be put to for or by reason or on account of its acting pursuant to this Agreement.

8. It is further agreed by and between the parties hereto and, without restricting the foregoing indemnity, that in case proceedings should hereafter be taken in any Court respecting the Shares hereby pooled, the Transfer Agent shall not be obliged to defend any such action or submit its rights to the Court until it shall have been indemnified hereinbefore given against costs of such proceedings.

9. This agreement shall be interpreted in accordance with the laws of the State of Nevada.


IN WITNESS WHEREOF the Undersigned, the Company and the Transfer Agent have executed the presents as and from the day and year first above written.


QUOTEMEDIA.COM, INC.

---------------------------------
per:  Authorized Signatory



ALPHA TECH STOCK TRANSFER INC.


---------------------------------
per: Authorized Signatory

INDI INVESTMENTS INC.


---------------------------------
per: Authorized Signatory

Number of Shares: 3,360,000
                 -----------

WESTERN SKYLINE CAPITAL CORP.

----------------------------------
per: Authorized Signatory


Number of Shares: 325,000
                  -------

CHOGUY LTD.

----------------------------------
per: Authorized Signatory


Number of Shares: 750,000
                  -------

TORQUAY HOLDINGS LTD.

----------------------------------
per: Authorized Signatory


Number of Shares: 150,000
                  -------

CANASIA DATA CORP.

----------------------------------
per:  Authorized Signatory


Number of Shares: 150,000
                  -------

COOKIEJAR INVESTMENTS LTD.

----------------------------------
per: Authorized Signatory


Number of Shares: 400,000
                  -------

BANK AUGUST ROTH AG

----------------------------------
per: Authorized Signatory


Number of Shares: 400,000
                  -------

PMGN INC.

----------------------------------
per: Authorized Signatory


Number of Shares: 200,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          BEV NELSON
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 1,500,000
                  ---------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          LEROY KRAMER
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 100,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          SEIJA TYLLINEN
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 150,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          JAMES ZELLNER
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 100,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          RANBIR DHALIWAL
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 150,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          PAUL HOLBROOK
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 100,000
                  -------

SIGNED, SEALED AND DELIVERED     )
BY BEV NELSON IN THE             )
PRESENCE OF:                     )
                                 )
-------------------------------- )          ---------------------
Witness                          )          ROLF DEDAMM
                                 )
-------------------------------- )
Address                          )
                                 )
-------------------------------  )
Occupation                       )


Number of Shares: 100,000
                  -------

SKYLINE RECORDS INC.


----------------------------------
per: Authorized  Signatory


Number of Shares 2,500,000
                 ---------

RUTHERFORD ASSET MANAGEMENT LTD.


----------------------------------
per: Authorized  Signatory


Number of Shares 100,000
                 -------

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                  EXHIBIT 10.1
                            -------------------------

                               AGREEMENT AND PLAN

                            OF REORGANIZATION BETWEEN

                             THE COMPANY AND OLD QMI
                            -------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                 by and between

                           SKYLINE ENTERTAINMENT, INC.
                              a Nevada corporation


                                       and


                              QUOTEMEDIA.COM, INC.
                             a Colorado corporation
















                          Effective as of July 14, 1999

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION, made and entered into this 14th day of July, 1999, by and between Skyline Entertainment, Inc., a Nevada corporation ("Skyline") with its principal place of business located at Suite 602, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, and Quotemedia.com, Inc., a Colorado corporation ("Quotemedia"), with its principal place of business located at Suite 200, 750 W. Pender, Vancouver, British Columbia, Canada V6C 1B5.

                                    PREMISES

     WHEREAS, this Agreement provides for the merger of Quotemedia into Skyline, and in connection therewith, the conversion of the outstanding common stock of Quotemedia into shares of common voting stock of Skyline, all for the purpose of effecting a tax-free reorganization pursuant to sections 354 and 368(a) of the Internal Revenue Code of 1986, as amended; and

     WHEREAS, the boards of directors and shareholders of Quotemedia and Skyline have determined, subject to the terms and conditions set forth in this Agreement, that the merger contemplated hereby is desirable and in the best interests of their respective corporations. This Agreement is being entered into for the purpose of setting forth the terms and conditions of the proposed merger.

                                    AGREEMENT

     NOW, THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived herefrom, it is hereby agreed as follows:

                                    ARTICLE I

                  REPRESENTATIONS, COVENANTS AND WARRANTIES OF
                                   QUOTEMEDIA

     As an inducement to and to obtain the reliance of Skyline, Quotemedia represents and warrants as follows:

     Section 1.1 Organization. Quotemedia is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the Quotemedia Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto of Quotemedia as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not violate any provision of Quotemedia's articles of incorporation or bylaws. Quotemedia has full power, authority and legal right and has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement.

     Section 1.2 Capitalization. Quotemedia's total authorized capital consists of 10,500,000 Common Shares, par value $.0001 per share. As of the date of Closing, as defined hereinbelow, there will be 5,500,000 Common Shares issued and outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person. Quotemedia has no other securities, warrants or options authorized or issued.

     Section 1.3 Subsidiaries and Predecessor Corporations. Quotemedia does not have any subsidiaries and does not own, beneficially or of record, any shares of any other corporation.

     Section 1.4 Financial Statements. Included in the Quotemedia Schedules is an unaudited financial statement, including a balance sheet, statement of operations, shareholder equity and cash flows and notes thereto, dated as of June 30, 1999. Relevant thereto:

                           (a) the Quotemedia  balance sheet presents  fairly as
                  of its date the financial condition of Quotemedia. Quotemedia does not have, as of the date of such balance sheet, except as noted and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto and all assets reflected therein are properly reported and present fairly the value of the assets of Quotemedia, in accordance with generally accepted accounting principles;

                           (b) Quotemedia has no liabilities with respect to the
                  payment of any federal, state, county, local or other taxes (including any deficiencies, interest or penalties), except for taxes accrued but not yet due and payable;

                           (c) Quotemedia has filed all state, federal and local
                  income tax returns required to be filed by it from inception to the date hereof, if any;

                           (d) the books and records,  financial  and other,  of
                  Quotemedia are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

                           (e) except as and to the extent disclosed in the most
                  recent Quotemedia balance sheet and the Quotemedia Schedules, Quotemedia has no material contingent liabilities, direct or indirect, matured or unmatured.

     Section 1.5 Information. The information concerning Quotemedia set forth in this Agreement and in the Quotemedia Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

     Section 1.6 Options and Warrants/Shares Reserved for Issuance. There are no existing options, warrants, calls or commitments of any character to which Quotemedia is a party and by which it is bound.

                                        2

     Section 1.7 Absence of Certain Changes or Events. Except as set forth in this Agreement, the Quotemedia Schedules, or as otherwise disclosed to Skyline, since June 30, 1999:

                           (a) there has not been: (i) any material adverse change in the business, operations, properties, assets or condition of Quotemedia; or (ii) any damage, destruction or loss to Quotemedia (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets or condition of Quotemedia;

                           (b) Quotemedia has not: (i) amended its articles of incorporation or bylaws; (ii) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed or agreed to purchase or redeem any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of Quotemedia; (iv) made any material change in its method of management, operation or accounting; (v) entered into any other material transaction; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; (vii) increased the rate of compensation payable or to become payable by it to any of its officers or directors or any of its employees whose monthly compensation exceeds $5,000; or (viii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for, or with its officers, directors or employees;

                           (c) Quotemedia has not: (i) granted or agreed to grant any options, warrants or other rights for its stocks, bonds or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent Quotemedia balance sheet and current liabilities incurred since that date in the ordinary course of business; (iv) sold or transferred, or agreed to sell or transfer, any of its assets, properties or rights (except assets, properties or rights not used or useful in its business which, in the aggregate have a value of less than $10,000); (v) made or permitted any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material, considering the business of Quotemedia; or (vi) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities, including debentures (whether authorized and unissued or held as treasury stock); and

                           (d) to the best knowledge of  Quotemedia,  it has not
                  become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets or condition of Quotemedia.

     Section 1.8 Title and Related Matters. Quotemedia has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") which are reflected in the most recent Quotemedia unaudited balance sheet and the Quotemedia Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges or encumbrances except: (a) statutory liens or claims not yet delinquent; (b)
such imperfections of title and easements as do not and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the Quotemedia Schedules. Except as set forth in the Quotemedia Schedules, Quotemedia owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with Quotemedia's business. Except as set forth in the Quotemedia Schedules, no third party has any right to, and Quotemedia has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of Quotemedia or any material portion of its properties, assets or rights.

     Section 1.9 Litigation and Proceedings. To the best of Quotemedia's knowledge and belief, there are no actions, suits, proceedings or investigations pending or threatened by or against Quotemedia or affecting Quotemedia or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition or income of Quotemedia. Quotemedia does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

     Section 1.10 Contracts.

                           (a) Except as included or described in the Quotemedia
                  Schedules, there are no material contracts, agreements, franchises, license agreements or other commitments to which Quotemedia is a party or by which it or any of its assets, products, technology or properties are bound;

                           (b) Except as included or described in the Quotemedia
                  Schedules or reflected in the most recent Quotemedia balance sheet, Quotemedia is not a party to any oral or written: (i) contract for the employment of any officer or employee which is not terminable on thirty (30) days or less notice; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation, other than one on which Quotemedia is a primary obligor, for collection and other guaranties of obligations, which, in the aggregate do not exceed more than one year or providing for payments in excess of $10,000 in the aggregate; (v) consulting or other similar contracts with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreements; (vii) agreement with any present or former officer or director of Quotemedia; or (viii) contract, agreement or other commitment involving payments by it of more than $10,000 in the aggregate; and

                           (c)  To   Quotemedia's   knowledge,   all  contracts,
                  agreements,   franchises,   license   agreements   and   other
                  commitments to which Quotemedia is a party or by which its
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                  properties  are bound and which are material to the operations of Quotemedia taken as a whole, are valid and enforceable by Quotemedia in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

     Section 1.11 Material Contract Defaults. Except as set forth in the Quotemedia Schedules, to the best of Quotemedia's knowledge and belief, Quotemedia is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of Quotemedia, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which Quotemedia has not taken adequate steps to prevent such a default from occurring.

     Section  1.12 No Conflict  With Other  Instruments.  The  execution of this
Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which Quotemedia is a party or to which any of its properties or operations are subject.

     Section 1.13 Governmental Authorizations. To the best of Quotemedia's knowledge, Quotemedia has all licenses, franchises, permits or other governmental authorizations legally required to enable Quotemedia to conduct its business in all material respects as conducted on the date hereof. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by Quotemedia of this Agreement and the consummation by Quotemedia of the transactions contemplated hereby.

     Section  1.14  Compliance  With  Laws  and  Regulations.  To  the  best  of
Quotemedia's knowledge, except as disclosed in the Quotemedia Schedules, Quotemedia has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of Quotemedia or would not result in Quotemedia's incurring any material liability.

     Section 1.15 Insurance. All of the insurable properties of Quotemedia are insured for Quotemedia's benefit in accordance with the insurance policies disclosed in the Quotemedia Schedules under valid and enforceable policies issued by insurers of recognized responsibility. Such policy or policies containing substantially equivalent coverage will be outstanding and in full force at the Closing Date.

     Section 1.16 Approval of Agreement. The board of directors of Quotemedia have authorized the execution and delivery of this Agreement by Quotemedia and have approved the transactions contemplated hereby and have taken all action necessary to submit this Agreement to the Quotemedia shareholders for their approval.

     Section 1.17 Material Transactions or Affiliations. Except as disclosed herein and in the Quotemedia Schedules, there exists no material contract, agreement or arrangement between Quotemedia and any predecessor and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by Quotemedia to own beneficially, ten percent (10%) or more of the issued and outstanding Quotemedia Common Shares and which is to be performed in whole or in part after the date hereof. In all of such transactions, the amount paid or received, whether

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in cash, in services or in kind,  has been during the full term thereof,  and is required to be during the unexpired portion of the term thereof, no less favorable to Quotemedia than terms available from otherwise unrelated parties in arms length transactions. There are no commitments by Quotemedia, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

     Section 1.18 Labor Relations. Quotemedia has never had a work stoppage resulting from labor problems. To the best knowledge of Quotemedia, no union or other collective bargaining organization is organizing or attempting to organize any employee of Quotemedia.

     Section 1.19 Previous Sales of Securities. Since inception, Quotemedia has sold Quotemedia Common Shares to investors in reliance upon applicable exemptions from the registration requirements under the laws of the United States, the state of Colorado, such other states in the United States or overseas jurisdictions where such sales have occurred. All such sales were made in accordance with the laws of the United States and those states and/or countries where such securities were sold.

     Section 1.20 Quotemedia Schedules. Upon execution hereof, Quotemedia will deliver to Skyline the following schedules, which are collectively referred to as the "Quotemedia Schedules" and which consist of separate schedules dated as of the date of this Agreement and instruments and data as of such date, all certified by the chief executive officer of Quotemedia as complete, true and correct in all material respects:

                         (a) copies of the articles of incorporation, bylaws and
                    all minutes of shareholders' and directors' meetings of Quotemedia;

                         (b) the financial  statements of Quotemedia  referenced
                    hereinabove in Section 1.4;

                         (c) a list  indicating  the  name  and  address  of the
                    stockholders of Quotemedia, together with the number of shares owned by them;

                         (d) copies of all licenses, permits and other governmental authorizations, requests or applications therefor, pursuant to which Quotemedia carries on or proposes to carry on its business (except those which in the aggregate, are immaterial to the present or proposed business of Quotemedia);

                         (e) a list of every debt, mortgage,  security interest,
                    pledge, lien, encumbrance or claim of any nature whatsoever in excess of $10,000 as may affect Quotemedia, its properties or assets;

                         (f) a list of all  executive  employees of  Quotemedia,
                    including current compensation, with notation as to job description and whether or not such employee is subject to a written contract;

                         (g) a  description  of all real and  personal  property
                    owned by Quotemedia, together with a description of every mortgage, deed of trust, pledge, lien, agreement, encumbrance, claim or equity interest of any nature whatsoever in such real and personal property;

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                         (h)   copies  of  all   material   contracts,   leases,
                    agreements or other instruments to which Quotemedia is a party or by which it or its properties are bound;

                         (i) the name and location of each bank or other institution with which Quotemedia has an account or safety deposit box and the names of all persons authorized to draw thereon or having access thereto;

                         (j) a list  of  all  patent  applications,  copyrights,
                    trademarks, service marks and trade names that are pertinent in any manner whatsoever to the development, testing, registration, assembly, manufacture, use or sale of any products or services used in the business of Quotemedia and in which either Quotemedia or Quotemedia's stockholders has or previously had any direct or indirect, equitable or legal right or interest;

                         (k) a copy of all  material  documentation  relating to
                    the sale of Quotemedia Common Shares by Quotemedia to its present stockholders;

                         (l) a list of insurance policies referred to in Section
                    1.15;

                         (m) a description of any material adverse change in the
                    business   operations,   property,   inventory,   assets  or
                    condition of Quotemedia since the most recent Quotemedia balance sheet required to be provided pursuant to Section 1.7;

                         (n) any other  information,  together with any required
                    copies  of  documents   required  to  be  disclosed  in  the
                    Quotemedia Schedules by Sections 1.1 through 1.19.

     Quotemedia shall cause the Quotemedia Schedules and the instruments and data delivered to Skyline hereunder to be updated after the date hereof up to and including the Closing Date, as hereinafter defined.

                                   ARTICLE II

                    REPRESENTATIONS, COVENANTS AND WARRANTIES
                                   OF SKYLINE

     As an inducement to, and to obtain the reliance of Quotemedia, Skyline represents and warrants as follows:

     Section 2.1 Organization. Skyline is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it are now being conducted, including qualification to do business as a foreign corporation in the states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the Skyline Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, and bylaws of Skyline as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Skyline's articles of incorporation or bylaws. Skyline has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement. Skyline has full power,

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authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to consummate the transactions herein contemplate.

     Section 2.2 Capitalization. The authorized capitalization of Skyline consists of 10,000,000 shares of Preferred Stock, par value $0.001 per share, and 50,000,000 Common Shares, par value $0.001 per share. As of the date hereof there are 4,259,460 common shares of Skyline issued and outstanding. As of the Closing Date, as defined herein, there will be no more than 4,259,460 common shares issued and outstanding and reserved for issuance (the "Skyline Common Shares") held by the then existing securities holders of Skyline. All issued and outstanding Skyline Common Shares have been legally issued, fully paid and are nonassessable. There are no preferred shares issued or outstanding. All issued and outstanding Skyline Common Shares have been legally issued, fully paid and are nonassessable.

     Section 2.3 Subsidiaries. Skyline has no subsidiary companies.

     Section 2.4 Financial Statements.

                           (a) Included in the Skyline Schedules are the audited
                  financial statements of Skyline for the years ended December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the periods then ended, and unaudited financial statements for the six month period ended June 30, 1999, which are included in the schedules identified in Section 2.18(c).

                           (b) All such financial  statements have been prepared
                  in accordance with generally accepted accounting principles consistently applied throughout the periods involved. The Skyline balance sheets presents fairly as of their respective dates the financial condition of Skyline. Skyline did not have as of the date of any of such Skyline balance sheets, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the assets of
                  Skyline, in accordance with generally accepted accounting principles. The statements of operations, stockholders' equity and changes in financial position reflect fairly the information required to be set forth therein by generally accepted accounting principles.

                           (c) The books and records,  financial and others,  of
                  Skyline are in all material respects complete and correct and have been maintained in accordance with good business accounting practices.

                           (d) Skyline has no  liabilities  with  respect to the
                  payment of any federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

                           (e) As of the Closing Date (as defined herein), other
                  than as previously disclosed by Skyline to Quotemedia or included in the Skyline financial statements referenced herein, the Skyline balance sheet and the notes thereto, shall reflect that Skyline has: (i) no receivables, except that certain receivable from Skyline Records, Inc.; (ii) no more than $200,000 in accounts payable; and (iii) no more than $50,000 in contingent liabilities, direct or indirect, matured or unmatured.

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     Section 2.5 Information. The information concerning Skyline as set forth in this Agreement and in the Skyline Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

     Section 2.6 Absence of Certain Changes or Events. Except as previously disclosed to Quotemedia, or described herein or in the Skyline Schedules, since June 30, 1999:

                           (a) Skyline has not: (i) amended its articles of incorporation or bylaws; (ii) waived any rights of value which in the aggregate are extraordinary or material considering the business of Skyline; (iii) made any material change in its method of management, operation or accounting; or (iv) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

                           (b) Skyline  has not:  (i) granted or agreed to grant
                  any options, warrants or other rights for its stocks, bonds or other corporate securities calling for the issuance thereof, which option, warrant or other right has not been cancelled as of the Closing Date; or (ii) borrowed or agreed to borrow any funds or incurred or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; and

                           (c) to the  best  knowledge  of  Skyline,  it has not
                  become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets or condition of Skyline.

     Section 2.7 Title and Related Matters. Skyline has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") which are reflected in the most recent Skyline balance sheet and the Skyline Schedules or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges or encumbrances except: (a) statutory liens or claims not yet delinquent; (b) such imperfections of title and easements as do not and will not, materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and (c) as described in the Skyline Schedules. Except as set forth in the Skyline Schedules, Skyline owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever, all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with Skyline's business. Except as set forth in the Skyline Schedules, no third party has any right to, and Skyline has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of Skyline or any material portion of its properties, assets or rights.

     Section 2.8 Litigation and Proceedings. Other than as previously disclosed by Skyline to Quotemedia, or as included in the Skyline Schedules, there are no actions, suits or proceedings pending or, to the best of Skyline's knowledge and belief, threatened by or against or affecting Skyline, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before

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



any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition, income or business prospects of Skyline. Skyline does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

     Section 2.9 Contracts. On the Closing Date:

                           (a) Except as  included or  described  in the Skyline
                  Schedules, there are no material contracts, agreements, franchises, license agreements or other commitments to which Skyline is a party or by which it or any of its assets, products, technology or properties are bound;

                           (b) Except as  included or  described  in the Skyline
                  Schedules or reflected in the most recent Skyline balance sheet, Skyline is not a party to any oral or written: (i) contract for the employment of any officer or employee which is not terminable on thirty (30) days or less notice; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for collection and other guaranties of obligations, which, in the aggregate do not exceed more than one year or providing for payments in excess of $10,000 in the aggregate; (v) consulting or other similar contracts with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreements; (vii) agreement with any present or former officer or director of Skyline; or (viii) contract, agreement or other commitment involving payments by it of more than $10,000 in the aggregate; and

                           (c) To Skyline's knowledge, all contracts, agreements, franchises, license agreements and other commitments to which Skyline is a party or by which its properties are bound and which are material to the operations of Skyline taken as a whole, are valid and enforceable by Skyline in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally.

     Section  2.10 No Conflict  With Other  Instruments.  The  execution of this
Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which Skyline is a party or to which any of its properties or operations are subject.

     Section 2.11 Material Contract Defaults. Except as previously disclosed by Skyline to Quotemedia, or as included in the Skyline Schedules, to the best of Skyline's knowledge and belief, Skyline is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of Skyline, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which Skyline has not taken adequate steps to prevent such a default from occurring.

     Section  2.12  Governmental  Authorizations.   To  the  best  of  Skyline's
knowledge, Skyline has all licenses, franchises, permits and other governmental authorizations that are legally required to enable

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it to conduct its business  operations in all material  respects as conducted on the date hereof.  Except for  compliance  with federal and state  securities  or
corporation  laws,  no  authorization,   approval,   consent  or  order  of,  or
registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by Skyline of the transactions contemplated hereby.

     Section 2.13 Compliance With Laws and Regulations. To the best of Skyline's knowledge and belief, Skyline has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of Skyline or would not result in Skyline's incurring any material liability.

     Section 2.14 Insurance. Skyline has no insurable properties and no insurance policies will be in effect at the Closing Date, as hereinafter defined.

     Section 2.15 Approval of Agreement. The board of directors of Skyline has authorized the execution and delivery of this Agreement by Skyline and have approved the transactions contemplated hereby, including taking all action necessary in order to obtain the consent of the Skyline shareholders to this Agreement.

     Section 2.16 Material Transactions or Affiliations. Except for the contract between Skyline and Skyline Records, Inc., as of the Closing Date there will exist no other material contract, agreement or arrangement between Skyline and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by Skyline to own beneficially, ten percent (10%) or more of the issued and outstanding common stock of Skyline and which is to be performed in whole or in part after the date hereof. Skyline has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

     Section 2.17 Labor Relations. Skyline has never had a work stoppage resulting from labor problems. Skyline has no employees other than its officers and directors.

     Section 2.18 Skyline Schedules. Upon execution hereof, Skyline shall deliver to Quotemedia the following schedules, which are collectively referred to as the "Skyline Schedules" which are dated the date of this Agreement, all certified by an officer of Skyline to be complete, true and accurate:

                         (a) complete and correct copies of the articles of incorporation and bylaws of Skyline as in effect as of the date of this Agreement;

                         (b) copies of all financial statements of Skyline identified in Section 2.4(a);

                         (c) the  description of any material  adverse change in
                    the business, operations, property, assets, or condition of Skyline since June 30, 1999 required to be provided pursuant to Section 2.6; and

                         (d) any other  information,  together with any required
                    copies of documents, required to be disclosed in the Skyline Schedules by Sections 2.1 through 2.17.

     Skyline shall cause the Skyline Schedules and the instruments to be delivered to Quotemedia hereunder to be updated after the date hereof up to and including the Closing Date.

                                       11

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



                                   ARTICLE III

                                     MERGER

     Section 3.1 Delivery of Quotemedia Securities. On the Closing Date, the holders of the Quotemedia Common Shares shall deliver to Skyline (i) certificates or other documents evidencing all of the issued and outstanding Quotemedia Common Shares, duly endorsed in blank or with executed stock power attached thereto in transferrable form, and (ii) investment letters, the form of which is attached hereto as Exhibit "A."

     Section 3.2 Issuance of Skyline Common Shares.

                  (a) In exchange for all of the Quotemedia Common Shares tendered pursuant to Section 3.1, Skyline shall issue an aggregate of 11,000,000 "restricted" Skyline Common Shares to the Quotemedia shareholders on a pro rata basis, so that the Quotemedia shareholders will own 72% of Skyline's issued and outstanding common stock.

                  (b) No fractional Skyline Common Shares shall be issued pursuant to this Section 3.2. In lieu of such fractional shares, all shares to be issued shall be rounded up or down to the nearest whole share.

     Section 3.3 Events Prior to Closing. Upon execution hereof or as soon thereafter as practical, management of Skyline and Quotemedia shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged and delivered) any and all certificates, opinions, financial statements, schedules, agreements, resolutions, rulings or other instruments required by this Agreement to be so delivered, together with such other items as may be reasonably requested by the parties hereto in order to effectuate or evidence the transactions contemplated hereby, subject only to the conditions to Closing referenced hereinbelow.

     Section 3.4 Closing. The closing ("Closing" or the "Closing Date") of the transaction contemplated by this Agreement shall be as of the date in which all the parties shareholders have approved the terms and conditions of this Agreement and the conditions included in Sections 3.1 and 3.2 hereinabove and those additional conditions contained in Article V hereinbelow have been satisfied by the respective party and all documentation referenced herein is delivered to the respective party herein, unless a different date is mutually agreed to in writing by the parties hereto.

     Section 3.5 Termination.

                  (a) This Agreement may be terminated by the board of directors of either Skyline or Quotemedia at any time prior to the Closing Date if:

                           (i) there  shall be any action or  proceeding  before
                  any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the merger contemplated by this Agreement; or

                           (ii) any of the transactions  contemplated hereby are
                  disapproved by any regulatory authority whose approval is required to consummate such transactions.
                                       12

         In the event of  termination  pursuant  to this  paragraph  (a) of this
         Section 3.5, no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

                  (b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Skyline if Quotemedia shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Quotemedia contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days' written notice thereof is given to Quotemedia. If this Agreement is terminated pursuant to this paragraph
         (b) of this Section 3.5, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

                  (c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of Quotemedia if Skyline shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of Skyline contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to Skyline. If this Agreement is terminated pursuant to this paragraph (c) of
         Section 3.5, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

     Section 3.6 Directors of Skyline. Upon the Closing, with the exception of Ian Lambert and Curtis Shaw, the remaining present members of Skyline's Board of Directors shall tender their resignations seriatim so that the following person is appointed as a director of Skyline in accordance with procedures set forth in the Skyline bylaws: Keith Guelpa. Each director shall hold office until his successor shall have been duly elected and shall have qualified or until his earlier death, resignation or removal.

     Section 3.7 Officers of Skyline. Upon the Closing, except for Ian Lambert, who shall remain as Secretary of Skyline, the present officers of Skyline shall tender their resignations and simultaneous therewith, the following person shall be elected as officer of Skyline in accordance with procedures set forth in the Skyline bylaws:

                 NAME                            OFFICE

             Keith Guelpa                      President

                                   ARTICLE IV

                                SPECIAL COVENANTS

     Section 4.1 Access to Properties and Records. Skyline and Quotemedia will each afford to the officers and authorized representatives of the other full access to the properties, books and records of Skyline and Quotemedia, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of Skyline and Quotemedia, as the case may be, as the other shall from time to time reasonably request.

                                       13

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



     Section 4.2 Availability of Rule 144. Each of the parties acknowledge that the stock of Skyline to be issued pursuant to this Agreement will be "restricted securities," as that term is defined in Rule 144 promulgated pursuant to the Securities Act. Skyline is under no obligation to register such shares under the Securities Act, or otherwise. Notwithstanding the foregoing, however, following the Closing Date, Skyline will use its best efforts to: (a) make publicly available on a regular basis not less than semi-annually, business and financial information regarding Skyline so as to make available to the shareholders of Skyline the provisions of Rule 144 pursuant to subparagraph (c)(2) thereof; and
(b) within ten (10) days of any written request of any stockholder of Skyline, Skyline will provide to such stockholder written confirmation of compliance with such of the foregoing subparagraph as may then be applicable. The stockholders of Skyline holding restricted securities of Skyline as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 4.2 shall survive the Closing and the consummation of the transactions herein contemplated.

     Section 4.3 Special Covenants and Representations Regarding the Skyline Common Shares to be Issued in the Merger. The consummation of this Agreement, including the issuance of the Skyline Common Shares to the stockholders of Quotemedia as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes which depend, inter alia, upon the circumstances under which the Quotemedia stockholders acquire such securities. In connection with reliance upon exemptions from the registration and prospectus delivery requirements for such transactions, at the Closing, Quotemedia shall cause to be delivered, and the Quotemedia stockholders shall deliver to Skyline, the investment letter referenced in Section 3.1.

     Section 4.4 Third Party Consents. Skyline and Quotemedia agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

     Section 4.5 Actions Prior to Closing.

                           (a) From and after the date of this  Agreement  until
                  the Closing Date and except as set forth in the Skyline or Quotemedia Schedules or as permitted or contemplated by this Agreement, Skyline and Quotemedia will each use its best efforts to:

                                    (i)  carry on its business in  substantially
                           the same  manner  as it has heretofore;

                                    (ii)  maintain  and keep its  properties  in
                           states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                                    (iii)  maintain  in full  force  and  effect
                           insurance comparable in amount and in scope of coverage to that now maintained by it;

                                    (iv) perform in all material respects all of
                           its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business;

                                    (v)   maintain  and  preserve  its  business
                           organization intact, to retain its key employees and to maintain its relationship with its material suppliers and customers; and

                                    (vi) fully  comply  with and  perform in all
                           material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities.

                           (b) From and after the date of this  Agreement  until
                  the Closing Date, neither Skyline nor Quotemedia will, without the prior consent of the other party:

                                    (i)  except as  otherwise  specifically  set
                           forth herein, make any change in their respective certificates or articles of incorporation or bylaws;

                                    (ii)  declare  or pay  any  dividend  on its
                           outstanding shares of capital stock, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

                                    (iii)  enter  into or amend any  employment,
                           severance or similar agreements or arrangements with any directors or officers;

                                    (iv)  grant,  confer or award  any  options,
                           warrants, conversion rights or other rights not existing on the date hereof to acquire any shares of its capital stock; or

                                    (v)  purchase  or redeem  any  shares of its
                           capital stock, except as disclosed herein.

     Section 4.6 Indemnification.

                           (a) Quotemedia hereby agrees to indemnify Skyline and
                  each of the  officers,  agents and  directors of Skyline as of the date of execution of this Agreement against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement for a period of 24 months.

                           (b) Skyline and its  officers  and  directors  hereby
                  agrees to indemnify Quotemedia and each of the officers, agents, directors and current shareholders of Quotemedia as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement and particularly the representation regarding no liabilities referred to in Section 2.4(b). The indemnification provided for in this Section shall survive the Closing and consummation of the
                                       15
                  transactions contemplated hereby and termination of this Agreement for a period of 24 months.

                                    ARTICLE V

                       CONDITIONS PRECEDENT TO OBLIGATIONS
                                   OF SKYLINE

     The obligations of Skyline under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

     Section 5.1 Accuracy of Representations. The representations and warranties made by Quotemedia in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and Quotemedia shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by Quotemedia prior to or at the Closing. Skyline shall be furnished with a certificate, signed by a duly authorized officer of Quotemedia and dated the Closing Date, to the foregoing effect.

     Section 5.2 Stockholder Approval. The stockholders of Quotemedia shall have approved this Agreement and the transactions contemplated thereby in accordance with the laws of the State of Colorado.

     Section 5.3 Officer's Certificate. Skyline shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of Quotemedia to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of Quotemedia, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the Quotemedia Schedules, by or against Quotemedia which might result in any material adverse change in any of the assets, properties, business or operations of Quotemedia.

     Section 5.4 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of Quotemedia.

     Section  5.5  Other  Items.   Skyline  shall  have  received  such  further
documents, certificates or instruments relating to the transactions contemplated hereby as Skyline may reasonably request.

                                   ARTICLE VI

                CONDITIONS PRECEDENT TO OBLIGATIONS OF QUOTEMEDIA

     The obligations of Quotemedia under this Agreement are subject to the satisfaction, at or before the Closing Date (unless otherwise indicated herein), of the following conditions:

     Section 6.1 Accuracy of Representations. The representations and warranties made by Skyline in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and Skyline shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by Skyline prior to or at the Closing. Quotemedia shall have been furnished with a certificate, signed by a duly authorized executive officer of Skyline and dated the Closing Date, to the foregoing effect.

     Section 6.2 Officer's Certificate. Quotemedia shall be furnished with a certificate dated the Closing Date and signed by a duly authorized officer of Skyline to the effect that no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of Skyline, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the Skyline Schedules, by or against Skyline which might result in any material adverse change in any of the assets, properties, business or operations of Skyline.

     Section 6.3 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of Skyline.

     Section  6.4 Other  Items.  Quotemedia  shall have  received  such  further
documents,   certificates,   or   instruments   relating  to  the   transactions
contemplated hereby as Quotemedia may reasonably request.

                                   ARTICLE VII

                                  MISCELLANEOUS

     Section 7.1 Brokers and Finders. Except as set forth in Schedule 7.1, each party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the parties together in the negotiation, execution, or consummation of this Agreement. The parties each agree to indemnify the other against any claim by any third person not listed in Schedule 7.1 for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

     Section 7.2 Law; Forum and Jurisdiction. This Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado, except as US federal law may be applicable.

     Section 7.3 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

                  If to Skyline:                     Suite #602
                                                     595 Howe Street
                                                     Vancouver, B.C.
                                                     Canada  V6C 2T5
                                                     Attention: Ian D. Lambert
                                       17

                  If to Quotemedia:                  Mr. Duane Nelson, President
                                                     Quotemedia.com, Inc.
                                                     Suite 200
                                                     750 W. Pender
                                                     Vancouver, B.C.
                                                     Canada  V6C 1B5

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or telegraphed.

     Section 7.4 Attorneys' Fees. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

     Section 7.5 Confidentiality. Each party hereto agrees with the other parties that, unless and until the reorganization contemplated by this Agreement has been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

     Section 7.6 Schedules; Knowledge. Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

     Section 7.7 Third Party Beneficiaries. This contract is solely among Skyline and Quotemedia and, except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

     Section 7.8 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

     Section 7.9 Survival; Termination. The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

     Section 7.10 Counterparts Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, a facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier machine as a defense to the

                                       18

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



enforcement of the Agreement or any amendment or other document executed in compliance with this Section.

     Section 7.11 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

     Section 7.12 Incorporation of Recitals. All of the recitals hereof are incorporated by this reference and are made a part hereof as though set forth at length herein.

     Section 7.13 Expenses. Each party herein shall bear all of their respective costs and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation therefor.

     Section 7.14 Headings; Context. The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

     Section 7.15 Benefit. This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

     Section 7.16 Public Announcements. Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

     Section 7.17 Severability. In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

     Section 7.18 Failure of Conditions; Termination. In the event any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement without liability to any other party. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

     Section 7.19 No Strict Construction. The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

     Section 7.20 Execution Knowing and Voluntary. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised of by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; and (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

     IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.

                                       SKYLINE ENTERTAINMENT, INC.



                                       By:  s/Curtis Shaw
                                          --------------------------------------
                                          Curtis Shaw, President


                                       QUOTEMEDIA.COM, INC.



                                       By:  s/Duane Nelson
                                          --------------------------------------
                                          Duane Nelson, President

COUNTY OF LOS ANGELES                      }
                                           :   ss.
STATE OF CALIFORNIA                        }



     SUBSCRIBED  AND SWORN TO  BEFORE  me by Curtis  Shaw , this 23 day of July,
1999.

     My Commission Expires: Feb. 13, 2002 .

                                            s/Teena Martin
                                            ------------------------------------
       TEENA MARTIN                         Notary Public
       COMM. #1208662
  NOTARY PUBLIC-CALIFORNIA                  Printed Name:   Teena Martin
    Los Angeles County
My Comm. Expires Feb. 13, 2003


PROVINCE OF BRITISH COLUMBIA                }
                                            :   ss.
CANADA                                      }



     SUBSCRIBED  AND  SWORN TO BEFORE  me by Duane  Nelson  this 20 day of July,
1999.

     My Commission Expires: Non-Expiring .

                                            s/J. F. Schaefer
                                            ------------------------------------
                                            Notary Public

                                            Printed Name:   J.F. Schaefer

                                   EXHIBIT "A"

                                 ---------------

                            FORM OF INVESTMENT LETTER

                                 ----------------

                                INVESTMENT LETTER
                                  (individual)

July ______, 1999


Skyline Entertainment, Inc.
Suite 602, 595 Howe Street
Vancouver, B.C.
Canada  V6C 2T5

Gentlemen:

The undersigned herewith deposits certificate(s) for shares of common stock of Quotemedia.com, Inc., a Colorado corporation ("Quotemedia"), as described below (endorsed, or having executed stock powers attached) in acceptance of and subject to the terms and conditions of that certain Agreement and Plan of Reorganization (the "Agreement") between Skyline Entertainment, Inc. (the "Company") and Quotemedia, dated July 14, 1999, receipt of which is hereby acknowledged, in exchange for shares of Common Stock of the Company (the "Exchange Shares"). If any condition precedent to the Agreement is not satisfied within the relevant time parameters established in the Agreement (or any extension thereof), the certificate(s) are to be returned to the undersigned.

The undersigned hereby represents, warrants, covenants and agrees with you that, in connection with the undersigned's acceptance of the Exchange Shares and as of the date of this letter:

         1. The undersigned is aware that his or her acceptance of the Exchange Shares is irrevocable, absent an extension of the Expiration Date of any material change to any of the terms and conditions of the Agreement.

         2. The undersigned warrants full authority to deposit all shares referred to above and the Company will acquire good and unencumbered title thereto.

         3. The undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes a valid and legally binding obligation of the undersigned.

         4. By execution hereof, the undersigned hereby confirms that the Company's common stock to be received in exchange for Quotemedia common stock (the "Securities"), will be acquired for investment for the undersigned's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. By execution hereof, the undersigned further represents that the undersigned does not have any contract, undertaking, agreement or arrangement with any third party with respect to any of the Securities.

         5. The undersigned understands that the Securities are being issued pursuant to available exemption thereto and have not been registered under the Securities Act of 1933, as amended (the "1933 Act") or under any state securities laws. The undersigned understands that no registration statement has been filed with the United States Securities and Exchange Commission nor with any other regulatory authority and that, as a result, any benefit which might normally accrue to a holder such as the undersigned by an impartial review of such a registration statement by the Securities and Exchange Commission or other regulatory authority will not be forthcoming. The undersigned understands that he or she cannot sell the Securities unless such sale is registered under the 1933 Act and applicable state

Skyline Entertainment, Inc.
July _____, 1999
Page 2

securities laws or exemptions from such registration become available. In this connection, the undersigned understands that the Company has advised the Transfer Agent for the Common Shares that the Securities are "restricted securities" under the 1933 Act and that they may not be transferred by the undersigned to any person without the prior consent of the Company, which consent of the Company will require an opinion of the undersigned's counsel to the effect that, in the event the Securities are not registered under the 1933 Act, any transfer as may be proposed by the undersigned must be entitled to an exemption from the registration provisions of the 1933 Act. To this end, the undersigned acknowledges that a legend to the following effect will be placed upon the certificate representing the Securities and that the Transfer Agent has been advised of such facts:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

         The undersigned understands that the foregoing legend on his or her certificate for the Common Shares limits their value, including their value as collateral.

         6. The undersigned represents that he or she is experienced in evaluation and investing in securities of companies in the development stage and acknowledges that he or she is able to fend for himself or herself, can bear the economic risk of this investment and has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Securities.

         In Witness Whereof, the undersigned has duly executed this Investment Letter as of the date indicated hereon.

Dated: July      , 1999

Very truly yours,

- - - - - - - - - - - - - - - - - - -
(signature)

--------------------------------------
(print name)

---------------------------------------
(street address)

---------------------------------------
(city, state, country, zip)

---------------------------------------
(social security number, if any)

                                INVESTMENT LETTER
                                   (corporate)
July ______, 1999

Skyline Entertainment, Inc.
Suite 602, 595 Howe Street
Vancouver, B.C.
Canada  V6C 2T5

Gentlemen:

The undersigned herewith deposits certificate(s) for shares of common stock of Quotemedia.com, Inc., a Colorado corporation ("Quotemedia"), as described below (endorsed, or having executed stock powers attached) in acceptance of and subject to the terms and conditions of that certain Agreement and Plan of Reorganization (the "Agreement") between Skyline Entertainment, Inc. (the "Company") and Quotemedia, dated July 14, 1999, receipt of which is hereby acknowledged, in exchange for shares of Common Stock of the Company (the "Exchange Shares"). If any condition precedent to the Agreement is not satisfied within the relevant time parameters established in the Agreement (or any extension thereof), the certificate(s) are to be returned to the undersigned.

The undersigned hereby represents, warrants, covenants and agrees with you that, in connection with the undersigned's acceptance of the Exchange Shares and as of the date of this letter:

         1. The undersigned is aware that its acceptance of the Exchange Shares is irrevocable, absent an extension of the Expiration Date of any material change to any of the terms and conditions of the Agreement.

         2. The undersigned warrants full authority to deposit all shares referred to above and the Company will acquire good and unencumbered title thereto.

         3. The undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes a valid and legally binding obligation of the undersigned.

         4. By execution hereof, the undersigned hereby confirms that the Company's common stock to be received in exchange for Quotemedia common stock (the "Securities"), will be acquired for investment for the undersigned's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same. By execution hereof, the undersigned further represents that the undersigned does not have any contract, undertaking, agreement or arrangement with any third party with respect to any of the Securities.

         5. The undersigned understands that the Securities are being issued pursuant to available exemption thereto and have not been registered under the Securities Act of 1933, as amended (the "1933 Act") or under any state securities laws. The undersigned understands that no registration statement has been filed with the United States Securities and Exchange Commission nor with any other regulatory authority and that, as a result, any benefit which might normally accrue to a holder such as the undersigned by an impartial review of such a registration statement by the Securities and Exchange Commission or other regulatory authority will not be forthcoming. The undersigned understands that it cannot sell the Securities unless such sale is registered under the 1933 Act and applicable state securities laws or exemptions from such registration become available. In this connection, the undersigned understands that the Company has advised the Transfer Agent for the Common Shares that the Securities

Skyline Entertainment, Inc.
July ____, 1999
Page 2

are "restricted securities" under the 1933 Act and that they may not be transferred by the undersigned to any person without the prior consent of the Company, which consent of the Company will require an opinion of the undersigned's counsel to the effect that, in the event the Securities are not registered under the 1933 Act, any transfer as may be proposed by the undersigned must be entitled to an exemption from the registration provisions of the 1933 Act. To this end, the undersigned acknowledges that a legend to the following effect will be placed upon the certificate representing the Securities and that the Transfer Agent has been advised of such facts:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

         The  undersigned   understands   that  the  foregoing   legend  on  its
certificate for the Common Shares limits their value, including their value as collateral.

         6. The undersigned represents that it is experienced in evaluation and investing in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of this investment and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Securities.

         In Witness Whereof, the undersigned has duly executed this Investment Letter as of the date indicated hereon.

Dated: July      , 1999

Very truly yours,

-----------------------------------------
(name of company)

By_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
  (signature)

Its ______________________________________
    (title)

---------------------------------------
(street address)

---------------------------------------
(city, state, country, zip)

---------------------------------------
(employer identification no., if any)

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                  EXHIBIT 10.2
                            -------------------------

                              EMPLOYMENT AGREEMENT

                               BETWEEN THE COMPANY

                               AND R. KEITH GUELPA
                            -------------------------

September 22, 1999

Mr. R. Keith Guelpa
6-2240 Nordic Dr.
Whistler, BC
V0N1B2

         Reference: Employment Contract

This will serve to outline your employment contract for the position of President /CEO of QuoteMedia.com Inc.:

Terms of Employment

1. Commencement Date: The position will have an effective commencement date of July 15, 1999.

2. Terms of Agreement: This Agreement will be for a period of five years commencing July 15, 1999.

3. Remuneration: Your starting salary will be $120,000 Cdn./yr (payable bi-weekly) and if sufficient funds are not available to pay the whole amount, a lesser amount will be mutually agreed to and the balance will be accrued until funds are available. Upon raising additional financing (minimum of $1 million US) your salary will be $120,000 US/yr in the month following the closing of the financing. When the company attains an actual profit level of $.5 million US for the year, your salary will be increased to $ 175,000 US/yr (in the following month). When the company attains an actual profit level of $3 million US for the year, your salary will be increased to $250,000 US/yr (in the following month). When the company reaches an actual profit level of $6 million US for the year, your salary will be increased to $350,000 US/yr (in the following month). Further salary increases will be tied to company performance and will be negotiated in good faith with the Board of Directors, at a future date.

4. Performance Bonus: The company will develop a performance cash bonus program that you will be eligible for in the first year onward.

5. Performance Stock Bonus: The company will offer you a performance bonus of 500,000 shares ($.0001/share) based on reaching the goal of an actual$10,000,000 US profit level.

6. Stock Options: The company will offer you 200,000 stock options for serving as a Director at the prescribed cost per share based on the companies standard stock plan terms.

         The company also agrees to set up a performance related stock option plan for you in time for the awarding of options in your first year of employment.

7. Vacation: You will be granted 30 days paid vacation each year of the term of this agreement.

8. Benefits: You will be entitled to Company fully paid medical / dental / life insurance programs.

9. Parking /Cell/Car Allowance: The Company will pay for your monthly parking/cell and it will pay a car allowance of $ 650/month plus gas/ins./repairs.

10. Business Expenses: The Company agrees to reimburse you for all reasonable out of pocket business expenses.

11. Indemnification: The company will put in place Director's and Officer's insurance and grant you company indemnification for serving as an Officer and Director.

12. A. Termination by company: The Company agrees to the following termination (without just cause) payment within 30 days of the date of termination (date of employment deemed to be July 15, 1999 ) :

               a) During the first 3 months of employment -severance will be a lump sum payment of 6 months salary and all perquisites.

               b) After 6 months of employment - severance will be a lump sum payment of 1 year salary and all perquisites.

               c) After 1 year of employment-severance will be a lump sum payment of 2 years salary and all perquisites.

               d) In the event of a merger, takeover or any other event that changes more than 25 % ownership in the company and this results in the termination of employment, severance will be a lump sum payment of 3 years salary and all perquisites.

         B. Termination by employee:

                  In the event of a merger, takeover or any other event that changes more than 25 % ownership in the company and the employee (at his sole discretion) terminates this contract, he shall be entitled to a lump sum payment of 1 year salary and all perquisites..

13. Director: You will be appointed to the Board of Directors of the Company.

If this offer is acceptable to you, please confirm your acceptance by signing below.
 .


Sincerely,
QuoteMedia.com, Inc.
Per: The Board Of Directors

s/Ian Lambert
----------------------------
Ian Lambert
Director


         Agreed to and accepted this 24th day of Sept.  1999.
                                  -----       --------

         s/R. Keith Guelpa
         ____________________
         R. Keith Guelpa

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                  EXHIBIT 10.3
                            -------------------------

                              EMPLOYMENT AGREEMENT

                               BETWEEN THE COMPANY

                                AND KEITH RANDALL
                            -------------------------

                                                                           QUOTE
                                                                       MEDIA.COM





To: Mr. Keith Randall                              September 16, 1999

RE:      Terms employment

Dear Keith,

This will serve to confirm our offer and terms of employment for the position of VP Finance/CFO of Quotemedia.com Inc.:

1.       Position:            VP of Finance and CFO....

2.       Commencement date:   Full Time-March 1, 2000
                              Partime-As per attached schedule

3.       Term of Contract:    Three years from March 1, 2000 with a trial period
                              commencing November 1,1999

4.       Annual Salary:       $75,000 moving to $80,000 Feb 1, 2000.
                              Further review upon profitability of company.
                              Salary will be pro-rated based on time spent until full-time. A Salary review will be given annually.

5.       Options:             125,000 options as per company plan at Market plus
                              10%. Vesting for these options will be 67,500 on March 1,2000 upon successful completion of trial period and 67,500 on Dec1, 2000. If you leave prior to Dec1, 2000 you will only be entitled to the first 67,500. If the company is purchased your options will vest immediately. If the company does not extend your contract pass the trial period, you will not be entitled to any options.

6.       Bonus:               Bonus plan to be developed for this position

7.       Vacation:            4 weeks per year (usable in first year)

8.       Benefits:            Company standard benefits fully paid




HEAD OFFICE                                                     VANCOUVER OFFICE
11100 North East 8th                                      750 West Pender Street
Suite 300                                                              Suite 200
Bellevue, WA  98004                                       Vancouver, BC  V6C 1B5
T (425) 451-1604                                                T (604) 605-4003
F (425) 451-1702                                                F (604) 605-4030
www.quotemedia.com                                            www.quotemedia.com

9.       Parking/Cell:        Company paid parking and Cell (up to $50/month)

10.      Professional dues:   The company will pay your CA dues

11.      Lap Top:             The company will supply you with a lap top
                              computer that will remain the property of the company

12. Termination: If the company decides to not extend your employment past the end of your trial period (Feb 29,2000) ,you will be only entitled to 3 months salary and benefits as full and final payment.

Keith, I look forward to building the company with your help. If you agree to the above terms, please sign acceptance of this offer below.

Sincerely yours,
Quotemedia.com

s/R. Keith Guelpa

R. Keith Guelpa                     Terms accepted:  s/Keith Randall
President/CEO                                      ---------------------------
                                                         Keith Randall
                                    Date:  September 16, 1999
                                         -------------------------------------

                              QUOTEMEDIA.COM, INC.
                            -------------------------

                                  EXHIBIT 10.4
                            -------------------------

                              EMPLOYMENT AGREEMENT

                               BETWEEN THE COMPANY

                                AND DUANE NELSON
                            -------------------------

September 22, 1999

Mr. Duane Nelson
3339 Huntleigh Court
North Vancouver,BC

         Reference: Employment Contract

This will serve to outline your employment contract for the position of Manager, Business Development of QuoteMedia.com Inc.:

Terms of Employment

1. Commencement Date: The position will have an effective commencement date of July 15, 1999.

2. Terms of Agreement: This Agreement will be for a period of five years commencing July 15, 1999.

3. Remuneration: Your starting salary will be $120,000 Cdn./yr (payable bi-weekly) and if sufficient funds are not available to pay the whole amount, a lesser amount will be mutually agreed to and the balance will be accrued until funds are available. Upon raising additional financing (minimum of $1 million US) your salary will be $120,000 US/yr in the month following the closing of the financing. When the company attains an actual profit level of $.5 million US for the year, your salary will be increased to $ 175,000 US/yr (in the following month). When the company attains an actual profit level of $3 million US for the year, your salary will be
    increased to $250,000 US/yr (in the following month).   When the company
    reaches an actual profit level of $6 million US for the year, your salary will be increased to $350,000 US/yr (in the following month). Further salary increases will be tied to company performance and will be negotiated in good faith with the Board of Directors, at a future date.

4. Development Payment: The company will pay you a one time lump sum payment of $ 40,000 Cdn. for services and expenses incurred while developing the software for Quotemedia. Both expense receipts and service invoices will support this payment.

5. Performance Bonus: The company will develop a performance cash bonus program that you will be eligible for in the first year onward.

6. Performance Stock Bonus: The company will offer you a performance bonus of 500,000 shares ($.0001/share) based on reaching the goal of an actual$10,000,000 US profit level.

7. Stock Options: The company will offer you 200,000 stock options for serving as a Director at the prescribed cost per share based on the companies standard stock plan terms.

    The company also agrees to set up a performance related stock option plan for you in time for the awarding of options in your first year of employment.

8. Vacation: You will be granted 30 days paid vacation each year of the term of this agreement.

9. Benefits: You will be entitled to Company fully paid medical / dental / life insurance programs.

10. Parking /Cell/Car Allowance: The Company will pay for your monthly parking/cell and it will pay a car allowance of $ 650/month plus gas/ins./repairs.

11. Business Expenses: The Company agrees to reimburse you for all reasonable out of pocket business expenses.

12. Indemnification: The company will put in place Director's and Officer's insurance and grant you company indemnification for serving as an Officer and Director.

13. A. Termination by company: The Company agrees to the following termination (without just cause) payment within 30 days of the date of termination (date of employment deemed to be July 15, 1999 ) :

                  a) During the first 3 months of employment -severance will be a lump sum payment of 6 months salary and all perquisites.

                  b)       After 6 months of  employment  - severance  will be a
                           lump  sum   payment   of  1  year   salary   and  all
                           perquisites.

                  c) After 1 year of employment-severance will be a lump sum payment of 2 years salary and all perquisites.

                  d) In the event of a merger, takeover or any other event that changes more than 25 % ownership in the company and this results in the termination of employment, severance will be a lump sum payment of 3 years salary and all perquisites.

     B. Termination by employee:

          In the event of a merger, takeover or any other event that changes more than 25 % ownership in the company and the employee (at his sole discretion) terminates this contract, he shall be entitled to a lump sum payment of 1 year salary and all perquisites.

14. Director: You will be considered for appointment to the Board of Directors of the Company.





If this offer is acceptable to you, please confirm your acceptance by signing below.
 .


Sincerely,
QuoteMedia.com, Inc.
Per: The Board of Directors

s/Ian Lambert
-----------------------
Ian Lambert
Director


         Agreed to and accepted this  24  day of   Sept.   1999.
                                   ----        ---------

         s/Duane A. Nelson
       --------------------
         Duane A. Nelson

                              QUOTEMEDIA.COM, INC.
                           -------------------------

                                  EXHIBIT 27.1
                           -------------------------

                            FINANCIAL DATA SCHEDULE
                           -------------------------